                                                                     Exhibit (i)


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                 ---------------

                                 F O R M  2 0 - F

                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                ----------------

                    FOR THE FISCAL YEAR ENDED AUGUST 31, 1999

                         COMMISSION FILE NUMBER 1-12548


                             AMWAY ASIA PACIFIC LTD.
             (Exact name of Registrant as specified in its charter)


                                     BERMUDA
                 (Jurisdiction of incorporation or organization)


                              38/F THE LEE GARDENS
                                 33 HYSAN AVENUE
                             CAUSEWAY BAY, HONG KONG
                    (Address of principal executive offices)


           SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT.

                              Name of each exchange
                     Title of each class on which registered

                 Common Stock, par value New York Stock Exchange
                               U.S.$0.01 per share


           SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT.

                                      None

             SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION
                    PURSUANT TO SECTION 15(d) OF THE ACT.

                  Common Stock, par value U.S.$0.01 per share.


                    This Annual Report consists of 73 pages.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                                                       Outstanding as of
                  Title of class                        August 31, 1999
                  --------------                       -----------------

                  Common Stock, U.S. $0.01 par         56,441,960 shares
                  value per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                    Yes   X                            No ___
                                        -----


Indicate by check mark which financial statement item the registrant has elected to follow.

                                    Item 17                   Item 18   X
                                            -----                     ---

         In addition to historical information, this Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). All statements other than statements of historical information provided herein are forward-looking statements and may contain information about financial results, economic conditions, trends and known uncertainties. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the sections entitled "Description of Business-Government Regulation," "Description of Business--Risks and Uncertainties" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Outlook and - Forward Looking Statements." Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. In addition to the disclosure contained herein, readers should carefully review any disclosure of risks and uncertainties contained in other documents the Company has filed or will file from time to time with the Securities and Exchange Commission.


                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

GENERAL

         Amway Asia Pacific Ltd., a Bermuda corporation (the "Company"), was incorporated in 1993. The Company, directly or through controlled affiliates, is the exclusive distribution vehicle for Amway Corporation ("Amway") in Australia, Brunei, China (the mainland, the Hong Kong Special Administrative Region, Macau and Taiwan), Malaysia, New Zealand, and Thailand. References to the Company include the Company's controlled affiliates where the context so requires. References herein to "China" refer exclusively to the mainland of China. The Company offers products principally in four core Amway product lines: Personal Care, Nutrition & Wellness, Home Care and Home Tech. It also offers catalog products in certain markets and Other Products and Services.

         The Company believes the Amway Sales and Marketing Plan (the "Sales Plan") is fundamental to the Company's operations. In China, the Sales Plan and the Company's overall mode of operations are different than in its other markets. These differences are described below in "-- China Operations". The discussion of the Sales Plan and the Company's business below and as set forth in " - Distribution" does not include China's operations unless specifically referenced.

         Under the Sales Plan, the Company sells products exclusively to or through its distributors, who are independent contractors or agents and are not employees of the Company or Amway. The Sales Plan offers individuals the opportunity to establish their own business as independent Amway distributors selling directly to customers. Amway's direct selling method involves a high level of personal service, including the demonstration and convenient delivery of a broad range of consumer products, generally to a distributor's personal contacts and relatives. Distributors develop a larger business by sponsoring new distributors into their organization and/or by establishing separate distributorships in other Amway or Company markets internationally. The sponsoring of new distributors creates multiple levels of "downline" distributors in the direct selling structure which the Company believes is vital to its sales prospects and continued success. See "--Distribution."

         In connection with the initial public offering of the Company's Common Stock, par value $.01 per share (the "Common Stock"), in December 1993 (the "Offering"), Amway and the Company effected a reorganization in which (i) the Amway affiliates, through which operations were conducted in five of the nine countries that constitute the Company's current markets, became subsidiaries of the Company, (ii) Amway's Hong Kong operations became a branch of the Company and (iii) a partnership in which the Company is a partner with a 99% economic interest acquired the Thailand operations. In addition, the Company acquired from Amway Japan Limited ("AJL") AJL's interest in Amway (China) Co. Ltd. ("Amway China"), the joint venture company which has the exclusive rights to manufacture and distribute Amway-trademarked products in China (subject to local governmental requirements). After the Company consummated these transactions, Amway distributed the stock of the Company to Amway's stockholders, which consist of certain trusts and foundations established by or for the benefit of the founders of Amway, Richard M.

DeVos and Jay Van Andel, and their families (which actions, together with related actions, are referred to herein collectively as the "Reorganization"). After the Company consummated the Reorganization, it completed an initial public offering of 9,085,000 shares of Common Stock (a 16.8% interest).

         As a result of governmental policies in Malaysia that set forth certain local ownership requirements for foreign companies, the Company's Malaysia affiliate ("Amway Malaysia") was required to reduce its foreign equity ownership to 51.0% with the remaining 49.0% being divested to Malaysian investors and the Malaysian public (of which 35% must be held by Bumiputras, the indigenous population of Malaysia. Common shares of Amway Malaysia are listed on the Kuala Lumpur Stock Exchange.


TENDER OFFER AND AMALGAMATION

         On November 18, 1999, New AAP Limited, a corporation organized under the laws of Bermuda ("New AAP"), commenced a tender offer to purchase all of the outstanding shares of the Company's common stock, $.01 par value per share (the "Common Stock"), for $18.00 per share, in cash (the "Offer"). The Offer expired on December 17, 1999. New AAP is wholly owned by Apple Hold Co., L.P. ("Apple"), a Bermuda partnership and an entity controlled and beneficially owned by the DeVos and Van Andel families and certain corporations, trusts and other entities established by or for the benefit of such families (the "Principal Shareholders"). Other than an aggregate of 1,128,580 shares tendered by certain charitable foundations established by the Principal Shareholders, the Principal Shareholders did not tender any shares in response to the Offer. In connection with the consummation of the Tender Offer, the Principal Shareholders contributed their remaining shares of Common Stock to Apple.

         The Offer was made pursuant to a Tender Offer and Amalgamation Agreement, dated November 15, 1999, among New AAP, Apple and the Company (the "Amalgamation Agreement"). The Amalgamation Agreement provided for, among other things, New AAP first to conduct the Offer and then for the Company and New AAP to amalgamate (the "Amalgamation") with the Company continuing as the surviving company. In addition, in connection with the Offer, the Principal Shareholders entered into a Shareholder and Voting Agreement, dated November 15, 1999 (the "Shareholder Agreement"). Pursuant to the Shareholder Agreement, the Principal Shareholders have agreed, and Apple agreed, after the transfer of the shares of Common Stock of the Company by the Principal Shareholders to Apple, not to dispose of or otherwise transfer their shares, and New AAP has agreed not to dispose of or otherwise transfer any shares transferred to it by the Principal Shareholders or shares purchased by it in the Offer, in either case, prior to the consummation of the Amalgamation. Pursuant to the Offer, New AAP purchased approximately 14.5% of the Company's outstanding shares, and as a result of the Offer, the Principal Shareholders beneficially own 97.4% of the Company's Common Stock, directly or indirectly.

         The Amalgamation is the second and final step in the transaction between New AAP and the Company. The Company's Board of Directors has called an extraordinary meeting of shareholders to be held on April 27, 2000, to consider the Amalgamation. Because the Principal Shareholders, directly or indirectly through Apple, beneficially own 97.4% of the outstanding shares of the Company and because Apple holds all of the outstanding shares of New AAP, approval of the Amalgamation by the shareholders is assured. At the effective time of the Amalgamation, which will be April 27, 2000, upon surrender of their shares, shareholders (other than Apple) will receive $18 per share in cash. Dissenting shareholders will have appraisal rights under the Bermuda Companies Act of 1981, as amended, pursuant to which they may apply to the Supreme Court of Bermuda to appraise the fair value of their shares.

PRODUCTS

         The Company, directly or through its controlled affiliates, distributes more than 280 different products in four core product lines: Personal Care, Nutrition & Wellness, Home Care and Home Tech. Not all of the products in each line are available in all of the Company's nine markets. In China, the Company, as of August 31, 1999, marketed more than 40 products from the Nutrition and Wellness, Personal Care and Home Care lines. In China, all of the products distributed are manufactured in China by the Company's China affiliate. The four core product lines are supplemented in Australia, New Zealand and certain other markets by catalog sales and the distribution of certain other products and services. In computing the number of products, differences in size, color, fragrance and flavor are not considered; as a consequence, the number of stock keeping units associated with the products the Company distributes is much larger

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

than the number of products. Approximately 73% of the Company's fiscal 1999 net sales were derived from the distribution of products purchased from Amway. Almost all products offered through catalogs are not Amway manufactured products. In addition, each of the affiliates also markets a limited number of locally sourced products including starter kits (except in China), business support materials and products targeted for individual markets. Except in China, all of the Company's products are sold only through the Company's distributors; customers may not order products directly from the Company and direct response mass media are not used to solicit orders. In China, products are sold directly by the Company through sales representatives and in retail shops available to the general public; in addition, individuals may sign up to be privileged customers, which allow them to purchase products at a discount.

Sales

         The Company principally sells consumer products, in three Asia Pacific geographic regions - Australia/New Zealand, Malaysia/Thailand and Greater China. Set forth below is the dollar amount of net sales by product line for each of the periods indicated.

                            NET SALES BY PRODUCT LINE
                           (U.S. DOLLARS IN THOUSANDS)

                                                      YEARS ENDED AUGUST 31,

                                            1997                 1998                1999
                                           -----------------------------------------------
  Personal Care                            $241,121            $149,384           $139,768
  Nutrition &                               146,518             112,681           $113,585
  Wellness
  Home Care                                 130,617              89,727            $72,599
  Home Tech                                 127,601              99,130            $72,330
  Catalog Products                           68,920              64,353            $59,486
  Other Products and Services               130,389              72,304            $43,707
                                           --------            --------           --------
           Total                           $845,166            $587,579           $501,475
                                           ========            ========           ========

Core Product Lines

         Personal Care Line. Amway's Personal Care line includes the Artistry(R) line of cosmetic and skin care products, hair care products, hand and body lotions, bath and shower soaps, deodorants, oral care products, sun care products and fragrances.

         Nutrition & Wellness Line. Amway's Nutrition & Wellness line consists of nutrient rich food supplements, including vitamins and minerals, produced by the Nutrilite division of Amway ("Nutrilite"). Many of the raw materials used to make Nutrilite supplements are grown and harvested on Nutrilite owned and operated farms including 600 acres in the San Jacinto Valley in California, 1,600 acres in Washington State and acerola cherry plantations in Brazil and Mexico. Many products in the Nutrition & Wellness line are strictly regulated in certain of the Company's markets; as a result, the Company's affiliates in New Zealand, Australia and Thailand have only a limited range of Nutrition & Wellness products available. The planned expansion of the Company's manufacturing plant in Guangzhou, China will produce certain Nutrition & Wellness products for sale in China. See "--Government Regulation - China Direct Selling Regulations".

         Home Care Line. The Amway Home Care line consists of a broad range of concentrated laundry care products (such as Amway's SA8(R) brand products), household cleaners (such as Amway's L.O.C (R) brand products), glass, metal, floor and car care products and air fresheners. Many of the products in Amway's Home Care line are offered in concentrated form, reducing the amount of packaging which must be created and discarded. High concentration levels also reduce the Company's shipping costs and reduce the amount of space that the products use in the Company's warehouses and in consumer's homes.

         Home Tech Line. The Amway Home Tech line includes Amway Queen(R) cookware, home environmental products (such as water and air treatment systems), food preparation and storage systems, vacuum cleaners, gourmet kitchen knives, cleavers and shears, and home and motor vehicle alarm systems.

Catalog and Other Products and Services

         Catalog Products. Catalogs are used principally in the Company's more established markets to offer additional products to existing customers. Catalogs featuring a smaller number of products are also used in newer markets to generate distributor interest without detracting from the four core Amway product lines. Almost all items available through catalogs are not Amway manufactured products and typically have lower profit margins than core product lines. Because of the method for calculating performance bonuses, bonuses to distributors on catalog products are lower than bonuses on core line products. Catalog merchandise includes clothing, gourmet food and jewelry. The catalogs used in different jurisdictions are tailored to the local market and offer varying assortments of products. Currently, catalogs with a greater number of products are used widely in Australia and New Zealand; smaller catalogs are used in Malaysia, Taiwan and Thailand. Like all of the Company's products, catalog products are sold only through the Company's distributors; customers may not order catalog products directly from the Company and direct response mass media are not used to solicit catalog orders.

         Other Products and Services. The other products and services category include starter kits (which include certain Amway products in Australia and New Zealand) and business support materials such as motivational audio and videotapes and written materials. Individuals are required to purchase starter kits in order to become distributors. The purpose of the starter kit is to acquaint new distributors with the Sales Plan, the Rules of Conduct and Code of Ethics, which regulate distributors' conduct and performance bonus programs, and to provide product descriptions. Net sales of other products include the net sales of all products included in starter kits in Australia, and New Zealand and, prior to July 21, 1998, included net sales of the products included in starter kits in China. Since the Company began operating in China under its new mode of operations in July, 1998, it no longer sells starter kits in that market. See "--China Operations". The Company also derives revenues from the annual renewal fees paid by distributors electing to renew their status as distributors. Other than purchasing the starter kit and paying the annual renewal fees, distributors are not required to make any payments to or purchases from the Company as a condition to obtaining or maintaining distributor status.

Product Strategy and Development

         Each Company affiliate manages its product mix by selecting those products available in Amway's global portfolio of products that the affiliate believes will positively impact performance in its market. The products available in each particular market depend on a variety of factors including the length of time the Company has been in the market, local preferences and local regulatory requirements. Generally, newer markets offer fewer products than established markets. In newer markets, the Company typically offers products that allow for regular contact between distributor and consumer, that are easy to demonstrate and that are relatively inexpensive. As distributors in a market become more established and experienced, it has been the Company's strategy to gradually introduce a broader range of products, including more complex and more expensive products. The local affiliates' merchandising personnel, working with the marketing staff of Amway, actively participate in the product development process and in managing their local portfolio of products. Local regulatory structures can also affect the rate and type of new product introductions. For example, many of the Company's Nutrition & Wellness line products are regulated under food and drug laws in the Company's countries of operation. As part of its product marketing strategy, the Company also uses brochures, limited time special pricing offers, multipack and multiproduct special pricing, gift packs and other promotional techniques.

         The introduction of new products and product improvements are an integral part of the product marketing strategy and the Company believes it enhances distributor sponsoring activity. The Company plans to systematically introduce additional Amway products which address the particular needs and preferences of each market. Amway (including Nutrilite) maintains an extensive research and development center with research and quality assurance laboratories currently staffed by approximately 600 people at Amway, including those at Amway's Nutrilite locations, focused on the development and improvement of meaningfully differentiated, quality products. Although Amway is generally responsible for research, development, testing, labeling and regulatory compliance for new products and product improvements, the Company's affiliates and distributors are encouraged to suggest ideas for new products and product improvements. The Company also develops and introduces specialized products designed to meet the needs or preferences of particular markets such as home and motor vehicle security systems sold in Australia and mooncakes and fruitcakes sold in Malaysia.

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

DISTRIBUTION

         Distributors. The Sales Plan is fundamental to the Company's operations. Under the Sales Plan, the Company sells products exclusively to or through its distributors, who are independent contractors (and, in the case of Australia, independent agents) and not employees of the Company or Amway. The Sales Plan creates a multi-level direct selling structure under which individuals have the opportunity to establish their own businesses with a minimal cost of entry. In order to become a distributor, a person must be sponsored by an existing distributor, and sign a standard Distributorship Agreement, which is subject to Company approval. See " - China Operations" for the different mode of operations in that market. As is typical of direct selling, there is a high rate of turnover among distributors. The Company's net sales are directly dependent upon the efforts of its distributors and any growth in future sales volume will require increased productivity by the distributors and/or growth in the number of distributors.

         The following table sets forth the approximate number of the Company's core distributor force for the fiscal years shown. The Company defines its core distributor force as those distributors who have renewed their distributorships within the past fiscal year.

CORE DISTRIBUTOR FORCE

                                                  YEARS ENDED AUGUST 31,
                                      1995      1996         1997       1998        1999
                                      ----      ----         ----       ----        ----

China(1)                            --          24,000      80,000     50,000       43,000
Hong Kong/Macau                     58,000      52,000      45,000     42,000       38,000
Taiwan                             181,000     179,000     178,000    166,000      141,000
------------------------------------------------------------------------------------------
GREATER CHINA REGION TOTAL         239,000     255,000     303,000    258,000      222,000
Malaysia(2)                         80,000      95,000     115,000    123,000      137,000
Thailand                            94,000     117,000     143,000    147,000      124,000
------------------------------------------------------------------------------------------
MALAYSIA-THAILAND REGION  TOTAL    174,000     212,000     258,000    270,000      261,000
Australia                           80,000      71,000      88,000     95,000      100,000
New Zealand                         17,000      17,000      18,000     23,000       18,000
------------------------------------------------------------------------------------------
                                    97,000      88,000     106,000    118,000      118,000
AUSTRALIA-NEW ZEALAND REGION
TOTAL
==========================================================================================
COMPANY TOTAL                      510,000     555,000     667,000    646,000      601,000


--------------

(1) Fiscal year 1996 reflects a limited number of renewals due to the April 1995 startup date which resulted in a renewal base of only five months; fiscal years 1998 and 1999 reflects a change in the classification of distributors, which resulted in lower renewals. See " - China Operations."
(2)  Includes Brunei's core distributor force for fiscal 1996 through fiscal
     1999.

         Except in Australia, distributors purchase products at wholesale from the Company or from the distributor who sponsored them and sell the products directly to consumers at either Company established prices or based on suggested retail prices. In Australia, distributors are independent agents who do not take title to products for resale to consumers. Instead, the distributors in Australia, in their capacities as independent agents, arrange for sales of products

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

directly by the Company to the consumer and/or arrange for delivery of products to distributors they have sponsored. For their services, the independent agents in Australia receive a commission on products they retail comparable to the retail profit on the same product sold to distributors for resale in other countries. Except where prohibited by law from imposing resale price restrictions, the Company's rules do not permit distributors and their downline distributors to mark up the price of products sold to their downline distributors. Distributors in all of the Company's markets also buy products for their personal use.

         Amway's direct selling method involves a high level of personal service, including the demonstration and convenient delivery of a broad range of consumer products, generally to a distributor's personal contacts and relatives. Under the Amway Code of Ethics and Rules of Conduct, distributors are not permitted to make any unwarranted claims about Amway products. The Company does not, and its rules do not permit distributors to, sell products to or through retail stores (except in China) or through direct mail solicitation or other direct marketing mass media, to supply Amway products to others for purposes of resale (except to their downline distributors), or to make exaggerated claims regarding the benefits of being a distributor. See " - China Operations." Distributors are also prohibited from selling Amway or Company products to other than their personally-sponsored distributors or customers, and from using their downline distributors (other than their personally sponsored distributors) for the sale of products other than Amway or Company manufactured, licensed or distributed products. The Company discourages door-to-door sales or other "cold-calling" techniques.

         The overall core distributor force decreased in fiscal 1999 primarily because of declines in the core distributor force in Thailand and Taiwan. In addition, in China the number of sales representatives declined as a result of the change in mode of operations in that market at the beginning of fiscal 1999, which included a reclassifiction of certain distributors as privileged customers. See "--China Operations."

         Sponsoring. The Company relies on its existing distributors to sponsor and to assist in the training and motivation of new distributors. Existing distributors identify persons who they believe might be interested in participating in the Sales Plan and invite them to a presentation regarding the Sales Plan. A person interested in becoming a distributor must be formally sponsored by an existing distributor and, like all distributors, must sign a standard Distributorship Agreement, which is subject to Company approval.

         The sponsoring of new distributors creates levels in the direct selling structure. Persons whom a distributor sponsors are referred to as "downline" or "sponsored" distributors. If downline distributors also sponsor, they create additional levels in the structure, but their downline distributors remain part of the same distribution line as their original sponsors. Because of the structure of the Company's distribution system under which distributors can develop larger businesses by sponsoring new distributors into their organization, the Company's sales are concentrated within, and consequently dependent upon, a relatively small number of distributor lines of sponsorship. See "--Risks and Uncertainties--Our results are impacted by the actions of a relatively small number of distributors."

         The Company has generally experienced increases and decreases in the sponsoring of new distributors in its markets (as measured by distributor applications) over various time periods. The Company believes these increases and decreases in part reflect the tendency of distributors to focus on sponsoring efforts for limited periods and then to focus on other activities. Rapid decreases in sponsoring activities can also be precipitated by adverse publicity regarding direct sales generally or the Company or Amway in particular. See "--Risks and Uncertainties--Our sales are affected by sponsoring levels; many factors, adverse publicity in particular, impact sponsoring." For the 1999 fiscal year, as compared to the prior fiscal year, sponsoring decreased significantly in all of the Company's markets, except for Malaysia and Hong Kong, where sponsoring increased, and China, which experienced only a slight decline.

         In addition, sponsoring may be impacted by local government regulatory activity. As part of the Chinese government's oversight of direct selling in China and its concerns with illegal and unethical pyramid companies and the social unrest that erupted in the wake of such misconduct, in April 1998, the Chinese government issued a new directive that required an immediate cessation of direct selling activities by all direct selling companies. All direct selling activities in China, including sponsoring, were halted until the Company resumed operations in China under its new mode of operation on July 21, 1998. See "--Government Regulation - China Direct Selling Regulations."

         Sponsoring is not required and distributors are not paid by the Company for sponsoring activities as such; however, products contained in starter kits may contribute to performance bonuses earned by the sponsoring distributor. However, distributors have an incentive to engage in sponsoring and an economic interest in their downline distributors' success because, as described below, performance bonuses are available based in part on purchases of downline distributors.

         Distributors are not limited to a particular sales territory in their sales or sponsoring activities; however, additional requirements apply if a distributor proposes to sponsor individuals outside a distributor's country of operation. Principally for legal reasons, such as import, labeling and registration laws, the Company does not allow distributors to export products. However, Amway encourages international sponsoring of new distributors and allows distributors to establish "second distributorships," which are new, separate distributorships in one or more additional Amway or Company markets. Distributors that are internationally sponsored purchase products from the Amway affiliate in the country or territory in which such distributors reside. Sales resulting from such international sponsoring outside the Company's markets, however, are not included in the Company's net sales. The Company believes that international sponsoring has been integral to the successful opening and growth of several of its markets in the past and that international sponsoring was integral to the successful opening of the China market. International sponsoring can, however, have temporary or permanent adverse effects on sponsoring levels in distributors' home markets. For example, the Company believes that the sponsoring decline in fiscal years 1995 through 1997 in Taiwan and Hong Kong was due to the distributor leaders' focus on building their businesses in China. In addition, certain of Amway's distributor leaders have created international distributor organizations, or networks, that are independent of Amway and the Company. These networks are designed to assist in motivating and training distributors and frequently include Amway distributors from all over the world. The international sponsor can earn bonuses based in part upon the performance of the distributors they have internationally sponsored.

         Distributors' Sales Incentives. Under the Sales Plan, distributors receive compensation in the form of their own direct retail profit and through various available bonuses and awards based on their own purchases of products and the purchases of their downline distributors. See " - China Operations" for the different mode of operations in that market.

         A distributor's retail profit is the difference between the price the distributor pays for the products and the price at which the distributor resells the products which in the Company's markets averages approximately 30%. In the case of Australia, retail "profit" is in the form of a commission since the Australian distributors are independent agents. In addition to retail profit or commission, distributors and others in their line of distribution are eligible to receive bonuses based upon the sales to their downline distributors (or in the case of Australia, sales arranged by their downline distributors).

         Performance bonuses and awards are paid according to a schedule established by Amway based on the volume and costs of the products the Company sells to (or, in the case of Australia, through) distributors. These performance bonuses currently range from 3% to a maximum of 21% of the combined cost of products purchased by (or in the case of Australia, through) distributors and their downline distributors, depending on their combined volume. The higher the volume, the higher the percentage of the performance bonus. The level of volume needed to achieve the different percentages of performance bonuses varies by country due to different product mixes being available and other economic factors, including inflation rates. Pursuant to the multi-level structure of the Sales Plan, a portion of a distributor's performance bonus must be shared, under the same bonus schedule, with the downline distributors whose performance contributed to such distributor's bonus.

         Once a distributor reaches the maximum performance bonus level, higher levels of achievement are attainable, including additional bonuses, one-time incentive awards and additional recognition. In addition to cash and public recognition, trips and other prizes are also awarded. Many of these higher levels of achievement are based on the number of lines of distributors that a distributor has established which achieve the maximum performance bonuses. In this manner, the Sales Plan seeks to foster entrepreneurial spirit, to provide monetary and non-monetary recognition for achievement and to reward persons building organizations producing high levels of sales. Distributors must requalify each year for each of these bonuses (except for one-time incentive awards). The requirement for annual requalifications can lead to increased sales activity early in a fiscal year as distributors are motivated to get a quick start on requalification and late in a fiscal year as distributors are motivated to achieve requalification.

         Distribution Facilities; Payment. The Company distributes products to distributors through the use of public and private package delivery services, its own fleet of delivery vehicles and in certain areas through merchandising or

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


"pick-up" centers open only to distributors. The Company maintains warehouse facilities for products prior to shipping, pick up or delivery. In China, the Company's product distribution centers were converted to shops when the Company resumed its business in July 1998 under its new mode of operation. These shops are open to the general public for retail sales of the Company's products. See "-- China Operations." Generally, distributors pay in full for their purchases by cash or check at the time of their order but no later than receipt of products. The Company from time to time does offer payment plans for the purchase of big-ticket items. Qualified distributors are permitted to use an electronic payment system in Taiwan, which permits payments to be made within five days. In Malaysia, qualified distributors may make payment five days after the date of order for out-of-town deliveries. In China, payments by check are accepted for customer delivery orders, but delivery is made only upon confirmation of payment.

         Returns. Although each of the Company's affiliates has a slightly different guarantee policy, generally all products distributed by the Company, including starter kits, (other than certain third party manufactured and locally sourced products distributed by the Company's Malaysia, Taiwan and Thailand affiliates) are covered by the Amway Satisfaction Guarantee. Under the Amway Satisfaction Guarantee, consumers have a reasonable period of time (generally at least 90 days) to determine whether such products are satisfactory. If not, the unused portion can be returned to the Company for a refund, replacement or credit on future purchases. In addition, the Sales Plan contains a "buy-back" policy under which sponsoring distributors are required to purchase currently marketable Amway products from their downline distributors who voluntarily resign their distributor status and leave the business. Normally, such repurchases are made at the withdrawing downline distributor's original cost, less any performance bonuses already received, less a handling charge not to exceed 10% of the cost of the returned products. Returns under both the Amway Satisfaction Guarantee and the distributor buy-back policy are subject to various written rules and conditions. The Company's net expenses under these arrangements have generally not been material. A high rate of starter kit returns did, however, contribute to the decline in China net sales during the fourth quarter of fiscal 1997. Under the original money-back guarantee, distributors could return their kits for a full refund for one year after the date of purchase, even after use of all of the products in the kits. Effective June 1, 1997 through September 30, 1998, in order to address abuses occurring in China, the Company refined its return policy in China for products and starter kits purchased after that date to eliminate the refund for empty containers, reduce the refund for the return of used products, including products in the starter kits, and add a significant handling charge for all returns. On October 1, 1998, the China affiliate adopted a further revision to its return policy and implemented a stricter return policy which provides for a full cash refund for products returned within 10 days of purchase and a partial refund or credit for those products returned within 30 days of purchase.


CHINA OPERATIONS

         In response to illegal and unethical pyramid schemes of other companies and ensuing social unrest in China, the difficult regulatory environment in that market during fiscal 1998 escalated to the point that the Chinese government banned all direct selling activities on April 18, 1998. To comply with this directive, the Company proposed a new mode of operations in China which was approved by the Chinese government in July 1998. This new mode of operations differs from how the Company operates in its other markets. The Company resumed operations in China under its new mode of operations on July 21, 1998. See " - Government Regulation--China Direct Selling Regulations."

         Under this new mode of operations, the Company's product distribution centers located in 14 provinces and four direct municipalities were converted to retail shops where customers can buy the Company's products at retail prices. For a nominal fee, customers can become privileged customers who are eligible to buy products at a discount. Many of the Company's former distributors who purchased products principally for their own use have become privileged customers. Similar to distributors in the Company's other markets, a team of non-employee sales representatives promotes the Company's products and provides services to customers. These services include introducing, demonstrating and delivering the products to their customers. A significant number of the Company's formerly active distributors have accepted the Company's invitation to become sales representatives.

         Sales representatives may sponsor individuals to become privileged customers. Only sales representatives are paid bonuses by the Company; these bonuses, however, are based on their personal purchases. In addition, those sales representatives who perform services to train and help privileged customers and other sales representatives are also compensated for their services. Generally, sales representatives in China do not earn income from the resale of the

Company's products, as title to the products passes directly from the Company to the customer. In some instances, however, sales representatives may obtain a business license whereby they will be permitted to buy products from the Company and resell to customers at the retail price established by the Company, thereby enabling them to earn income from the markup on those products.

         The Company's core distributor force in China for the fiscal year ended August 31, 1999 is comprised of sales representatives and does not include privileged customers. In fiscal 1998, the Company's core distributor force was those former distributors who could have renewed their distributorships during such fiscal year and who accepted the Company's invitation to become a sales representative under the Company's new mode of operations. This reclassification of the Company's core distributor force in China, and the turmoil in that market during fiscal 1998, resulted in a decline in the number of the core distributor force in China as compared to fiscal 1997. See "--Distribution--Distributors" and " - Government Regulation - China Direct Selling Regulations."

         The Company experienced a slow start under its new mode of operations effective in July 1998, until April, 1999, when it implemented the China Business Revitalization Program, which was designed to make the Amway business opportunity more attractive and tailored to the environment in China. The China Business Revitalization Program was focused on (i) simplifying the business, lowering the cost of entry and increasing compensation opportunities; (ii) accelerating new product launches; (iii) reducing prices significantly on a large portion of Home Care and toiletry products; and (iv) strengthening Amway China's image through advertising and various public relations projects. The Company believes this program has been a key driver of resumed sales growth in China in the second half of fiscal 1999. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


COMPETITION

         The Company faces significant competition in all of its markets both in the products sold and in the recruiting of independent sales persons. Competing consumer products in personal care, nutrition and wellness, home care and home tech are available from a wide variety of sources including retail, specialty, department and discount stores and mail order companies, some of which have greater financial resources and virtually all of which offer a greater variety of brands than the Company. Competing consumer products in various product lines are also available from other direct sales companies. Such products are also manufactured and marketed by numerous well known multinational firms and national enterprises in the countries in which the Company operates.

         The Company believes that the principal bases of competition with respect to its products are quality, price, convenience and selection. Although the Company believes that the consumers of the types of products that the Company distributes have lower cost and wider selection alternatives, the Company also believes that the products which the Company distributes are competitive on the bases of quality and convenience of purchase. The Company does not seek to be a low cost or discount supplier of products. Instead, it seeks to provide meaningfully differentiated products with quality, value, service and the Amway Satisfaction Guarantee that support the comparatively higher prices the Company suggests (and where permitted by law sets) for the retail prices of its products. The Company believes that its person-to-person direct selling structure also creates the opportunity for competitive customer service.

         The Company also competes with other direct selling organizations to recruit independent sales persons. Other direct selling organizations may or may not have product lines that compete with the products which the Company distributes. The Company believes that the principal bases of competition in recruiting independent sales persons are reputation, perceived opportunity for financial success, quality and range of products for sale.


SOURCES OF SUPPLY

         Amway products are principally produced by Amway at its worldwide manufacturing plant in Ada, Michigan and by Amway's Nutrilite division at its plants in Buena Park and Lakeview, California. All products currently sold in China are produced at the Company's manufacturing facility in Guangzhou, China. The Company is in the final stages of expanding its manufacturing capabilities in China, which it expects to be complete in April 2000. See "--Government Regulation - China Direct Selling Regulations" and "Description of Property." Certain products such as Amway Queen(R) cookware, and vacuum cleaners are produced to Amway specifications by third-party manufacturers and purchased by Amway for resale to the Company. Catalog and branded merchandise is generally purchased directly from the manufacturer.

RELATIONSHIP WITH AMWAY

         The Company, as the distribution vehicle for Amway in the Asia Pacific markets in which the Company operates, has and will continue to have a number of contractual relationships with Amway. The continuation of these contractual relationships with Amway is essential to the conduct of the Company's business.

         Trademark License Agreements. Pursuant to Trademark License Agreements with the Company and each of the Company's affiliates (other than Amway China, which is covered by a different agreement), Amway has granted to each affiliate an exclusive right to use in its market the Amway trademark and the individual product trademarks used on Amway products. In addition to the exclusive use of the trademark on Amway sourced products in their countries of operation, the Company's affiliates also have the right to use, after obtaining Amway's prior approval, the Amway trademark in connection with locally sourced products or Amway formulated products manufactured by the affiliate or by others under contract with the affiliate.

         Use of the trademarks is royalty free (the value of the trademarks is included in the export price of products purchased from Amway), except in connection with locally sourced products or Amway formulated products manufactured by the affiliate or by others under contract with the affiliate, in which case Amway may charge a royalty of up to 8% of the net sales of such products; such net sales are reduced by twenty-five percent of the selling price to cover bonuses paid by the Company or the affiliate. Amway is responsible for defects in the products it manufactures. Each affiliate may, at its own expense, provide additional guarantees on Amway sourced products and bears the risk of all guarantees on any locally sourced or manufactured products. With respect to locally manufactured products based upon an Amway formula, Amway is responsible only for defects in the formula or related Amway technical advice; the affiliate is responsible for manufacturing defects.

         Product Purchase Agreements. Pursuant to Product Purchase Agreements between Amway and each of the Company's affiliates (other than Amway China, which is covered by a different agreement), each affiliate has the right to select the Amway products it desires to purchase from the menu of products Amway makes available to its international affiliates subject to unavailability due to local regulatory requirements. Purchases are evidenced by purchase orders which are subject to rejection by Amway only if it does not have available production capacity sufficient to fill the order. In determining whether it has the production capacity to meet an affiliate's order, Amway is required to treat each of the Company's affiliates on a parity with other comparable Amway affiliates based on net sales.

         Prices for the products are governed by a price schedule which Amway establishes from time to time based upon a policy that is required to be consistently applied to the Company's affiliates on a parity with Amway affiliates (provided that the prices for those affiliates paying in local currency are impacted by market specific exchange rates). That policy uses a U.S. dollar cost plus base price subject to local market variances if determined, based upon independent studies, to be necessary to comply with U.S. and foreign tax laws. Amway has the right to modify this policy; however, any such modification will be consistently applied to the Company's affiliates on a parity with Amway affiliates. Amway is required to give the Company's affiliates at least 30 days advance notice of any change in pricing. Each affiliate also pays freight, handling and customs duties. Amway can determine whether it will be paid in U.S. dollars or the local currency of the affiliate. Currently, Amway is paid in local currency by the Company's Australian and New Zealand affiliates; the other affiliates pay in U.S. dollars. Effective January 1, 2000, Amway increased export prices to the Company by a weighted average of approximately 1.3% (excluding the implicit local currency to U.S. dollar exchange rate increase on products sold to the Australian and New Zealand affiliates). The Company expects the impact of this cost increase to be immaterial to the Company's fiscal 2000 financial statements.

         Amway indemnifies the Company and its affiliates in respect of any defect in, or any harm caused by, any product purchased from Amway under the Product Purchase Agreements provided that this indemnification does not apply to any failure to comply with local regulatory requirements in countries other than the one to which Amway shipped the product. Under the Product Purchase Agreements, Amway is required to maintain product liability insurance with respect to products that each of the Company's affiliates purchase from Amway. Each Product Purchase

Agreement also provides that each Company affiliate contracting with Amway thereunder is to be a named insured on such product liability policies, having its own independent rights under such policies.

         Support Services Agreements. Amway provides various administrative support services for the Company and its affiliates. Support services provided include executive management, legal, accounting, tax, treasury, investor relations, marketing, insurance, inventory control and human resources. Through fiscal 1993, these services were provided at Amway's fully allocated cost. Effective September 1, 1993 through August 31, 1997, Amway eliminated certain charges for services provided to the Company's affiliates. Pursuant to Amended and Restated Support Services Agreements between each of the Company's affiliates and Amway, effective September 1, 1997, Amway instituted direct and indirect charges for these support services, including information and telecommunication systems, as part of the effort to manage the overall growth in costs of these services.

         In addition, the Company reimbursed Amway for the services of certain of its officers pursuant to the Support Services Agreements and such reimbursement will continue under the Amended and Restated Support Services Agreements.

         The Company has the right to discontinue receiving any of such services or to terminate the Amended and Restated Support Services Agreements at any time upon six months notice to Amway. Amway agrees to make available to the Company and its affiliates all services that Amway provides to its other international affiliates. If Amway determines to discontinue any service to all of its international affiliates, it will provide six months notice to the Company.

         General Provisions. Each of the Trademark License Agreements and Product Purchase Agreements is for a term ending on August 31, 2010, and is subject to renegotiation after December 31, 1998, in the event that members of the families of, or trusts or foundations established by or for the benefit of, Richard M. DeVos or Jay Van Andel on a combined basis no longer beneficially own a majority of the voting stock of the Company. Such renegotiation is to promote the protection of the Amway trademarks and product quality, as well as to ensure the confidentiality of Amway trade secrets. Each of the Amended and Restated Support Services Agreements terminates on August 31, 2010.

         Distributor List License Agreements. In connection with the transfer of assets of Amway's Hong Kong affiliate to a branch of the Company and the assets of Amway's Taiwan affiliate to a subsidiary of the Company in the Reorganization, Amway did not transfer the then current distributor lists in Hong Kong or Taiwan but instead licensed them to the Company. In each case, the royalty arrangements were set based upon an independent valuation at 3.75% and 5%, respectively, of net sales. These licenses are for 10-year and 6-year terms, respectively, subject to renewal at the option of the Company at a price to be determined based on an independent valuation done at that time of the remaining value of the distributor lists. Each of the distributor list license agreements was amended effective August 31, 1994, to reflect the Company's agreement to execute promissory notes with respect to royalty payments for fiscal 1995 and 1996; such agreements were amended a second time effective July 31, 1995 to reflect the Company's execution of promissory notes with respect to royalty payments for fiscal 1997, 1998 and 1999. See Note 10 to the Consolidated Financial Statements. The Company prepaid these promissory notes in full on February 27, 1997.

         Amway has granted the Company an extension of the license with respect to the Taiwan distributor list. This license expired in November 1999. Pursuant to the extension, the Company is not obligated to pay royalties for such license until a valuation of the list is completed. At such time, the Company may elect to purchase the distributor list or continue the royalty arrangement based on the remaining fair market value of the list for an additional five-year term. If the Company elects the second alternative, royalties will be payable from the termination date of the prior agreement.

         China Technical Agreement. Amway is providing technical assistance to Amway China pursuant to a Technology Inducement and Trademark License Contract (the "China Technical Agreement") in connection with the operation of its manufacturing facility in Guangzhou. The China Technical Agreement also grants Amway China the exclusive right to manufacture and sell Amway licensed products in accordance with the Sales Plan in China. Amway China has the exclusive right to use certain Amway trademarks in China.

         Under the China Technical Agreement, Amway furnished to Amway China technical information, including formulations, specifications and operating and instruction manuals necessary to establish manufacturing processes for

Amway products in China. Amway China's technical personnel also have the right to study the manufacturing and sale of Amway products at other Amway plants and places of business and Amway technical personnel assisted in Amway China's initial setup of manufacturing operations. Amway China may request ongoing technical assistance and service from Amway in connection with the manufacture of Amway products in China on a per diem fee basis, plus reasonable transportation and living expenses.

         Under the China Technical Agreement, Amway China is obligated to pay a royalty of 5% of the net sales price (less distributor incentives) from the sale of Amway products manufactured in China. The China Technical Agreement has a term of 10 years from the date of initial production of Amway products at Amway China's manufacturing plant.

         Amway has agreed to indemnify Amway China for any liability it may incur in consequence of direct and ordinary damages to third parties which are proven to have been proximately caused by the willful misconduct or negligence of Amway or its employees. Except for liability for patent infringement, Amway China has agreed to indemnify Amway for any other liabilities incurred in connection with the sale of Amway licensed products, including liabilities for indirect, special or consequential damages resulting from the Amway licensed products sold by Amway China.

         During fiscal 2000, the Company's China affiliate and Amway expect to terminate the China Technical Agreement and execute a Technology Import and Inducement Agreement (the "TIIA") and a Trademark License Agreement (the "TLA"). These agreements would be applicable to all products manufactured by or for Amway China, including those to be manufactured in the planned expansion of manufacturing operations in Guangzhou. See "Government Regulation - China Direct Selling Regulations." It is anticipated that under the TIIA Amway will continue to furnish Amway China with all of the technical information necessary to establish and maintain manufacturing processes for Amway products in China, as well as the broader scope and level of technical information required for production of Artistry(R) skin care and Nutrition & Wellness products at the expanded manufacturing operations in Guangzhou. Under the TIIA, Amway China will be obligated to pay a royalty based on the gross revenues from the sale of products to distributors less bonuses, freight and returns.

         Under the TLA, Amway China will continue to hold the exclusive right to use in China the Amway trademark and the individual product trademarks for all current and future Amway products. Amway China will be obligated to pay a royalty based on the gross revenues from the sale of products to distributors less bonuses, freight and returns.

         It is expected that Amway will provide a broader range of technical and other rights and services to the Company under the proposed TIIA and TLA in contrast to the China Technical Agreement currently in effect, which the Company will require for operation of the planned expansion of its Guangzhou operations. The royalty rates to be charged pursuant to the TIIA and TLA will therefore likely increase from the rate charged under the China Technical Agreement.

         Both of these agreements will require the approval of the appropriate Chinese governmental authorities prior to implementation.


INTELLECTUAL PROPERTY

         The continuation of the Trademark License Agreements with Amway is essential to the conduct of the Company's business. Amway is responsible for filing, maintaining and defending the trademarks and other intellectual property licensed to the Company and its affiliates. Amway is entitled to retain any damages awarded in any such defense.

         Amway's policy is to secure trademark registrations for the Amway trademark in all core product lines and any other relevant product and service classifications, as well as to register a basic portfolio of product trademarks. Where applicable, Amway also chooses and registers foreign language equivalents of the Amway trademark; it has either filed or perfected such registrations in the PRC, Taiwan and Thailand. Where possible, Amway's policy is to perfect patent filings in each relevant country for products or components, particularly in the Amway Home Tech product line.

         Australia, New Zealand, Hong Kong, Macau, Malaysia, Brunei, Taiwan and Thailand are all participants in the major international conventions for the protection of intellectual property or have laws that provide for the protection of intellectual property according to generally recognized international business standards. The Company considers these laws and conventions to be adequate for the protection of the intellectual property it licenses. China has laws that provide for the protection of intellectual property and is a signatory to many of the major international conventions applicable to intellectual property. Although the Company considers these laws and conventions to be adequate for the protection of intellectual property it licenses, there is no assurance that it will be able to obtain timely and equitable enforcement of such laws and conventions.


GOVERNMENT REGULATION

         The Company operates in each jurisdiction pursuant to various regulatory frameworks. In certain jurisdictions the Company is subject to specific statutes regulating, and in some instances requiring licensing of, direct selling companies. These laws and regulations are generally intended to prevent fraudulent or deceptive schemes often referred to as "pyramid" or "chain sales" schemes which promise quick rewards for little or no effort, require high entry costs, use high pressure recruiting methods and/or do not involve legitimate products. See "--Risks and Uncertainties."

         In addition, the Company's operations and the activities of distributors are also regulated in several markets by fair trade laws which broadly cover such areas as resale price maintenance, price discrimination and misleading and deceptive conduct. Some of the Company's products, particularly vitamins, dietary supplements and cosmetics, are subject to drug, cosmetic, health, sanitation, labeling and other regulations in the Company's markets. Finally, although the Company's distributors are not employees of the Company, some jurisdictions have attempted either to make the Company responsible for certain payments of, or to withhold from distributors payments for, social service or tax obligations.

         Import/Export and Foreign Ownership. In addition to these regulatory schemes, the Company operates in accordance with company (and in the case of China, the Sino-foreign co-operative joint venture law), trade, tax and foreign investment laws of each jurisdiction. Requirements regarding the balancing of foreign exchange receipts and expenditures, inward and outward remittance of foreign currency, opening of bank accounts at home and abroad and currency to be used for settlement of payment are imposed on the Company's China operations through various regulations. China currently imposes significant restrictions and tariffs on imports and such restrictions may affect the Company's ability to introduce additional products in China. Regulations issued by the State Administration for Industry and Commerce ("SAIC") permit direct selling companies to sell only those products manufactured by them in the China. See "--China Direct Selling Regulations." Thailand also places a high customs tax on the importation of luxury goods, and the Company must maintain a customs license with the Thailand Customs Department. The Treaty of Amity between Thailand and the United States allows an exemption for U.S. owned entities from the Alien Business Law, which would otherwise allow the Thailand Ministry of Commerce to only approve foreign ownership of a business if (i) such business is majority Thai owned, (ii) the entity in question does not compete with a Thailand company and (iii) foreign currency is not transferred to Thailand. The Company has structured its Thailand affiliate to meet the tests for U.S. ownership under the Treaty of Amity. The Malaysia Foreign Investment Committee regulates through administrative guidelines all acquisitions of Malaysian businesses, properties and assets by foreign interests. In particular, levels of foreign and Bumiputra investment are highly regulated. See "--General." Australia and New Zealand both impose various customs duties on imported goods. The Company currently has, and is required to maintain, the consent of the Overseas Investment Commission to carry on business in New Zealand. Australian law also imposes restrictions on direct or indirect foreign ownership of Australian entities.

         China Direct Selling Regulations. On April 21, 1998, the Chinese government issued a new directive that required an immediate cessation of direct selling activities by all direct selling companies because of the Chinese government's concerns with illegal and unethical pyramid schemes of other companies and the social unrest that erupted in the wake of such misconduct. This directive did not apply to direct selling in the Special Administrative Region of Hong Kong or any other markets in which the Company operates. Although the directive was not targeted at the Company's operations in China, it applied to all direct selling companies. In compliance with the directive, the Company promptly ceased accepting distributor applications and limited sales to distributors for self-consumption only.

         On June 18, 1998, the Ministry of Foreign Trade and Economic Cooperation (MOFTEC), SAIC and the State Bureau for Internal Trade (BIT) jointly issued Guidelines which provided the basis for major foreign direct selling companies to change their mode of operations while retaining the right to use a non-employee sales force to promote products and to service customers. The Company, along with other direct selling companies in China, engaged in extensive discussions with the Chinese government after this directive was issued in order to determine future acceptable methods of operation in that market. The Company received approval for a revised plan of operation from the Chinese national government and resumed operations on July 21, 1998. See " - China Operations."

         On January 10, 1997, the SAIC issued regulations governing direct selling activities. These regulations, which are still applicable to companies with an approved new mode of operations, provide that direct selling companies may sell only products manufactured by them in the China. Amway China had been permitted to import certain Personal Care and Home Care products from Amway in 1996 and 1997 for test marketing and perhaps for eventual manufacture in China. In order to continue to offer its current product selection and eventually a wider range of Amway products, the Company is in the final stages of expanding its manufacturing facility in Guangzhou, China. The Company manufactures Artistry(R) skin care and Nutrition & Wellness products at this expanded facility. The Company has decided not to pursue the construction of a manufacturing facility in Shanghai because products can be made available in the market more quickly through the expansion of the Guangzhou facility than from the construction of an entire new facility.

         Chinese Environmental Protection. Amway China's manufacturing operations are subject both to Chinese national and local environmental protection laws and regulations which currently impose a graduated schedule of fees for the discharge of waste substances, require the payment of fines for pollution and provide for the closure by the Chinese government of any facility which fails to comply with orders requiring it to cease or cure certain behaviors causing environmental damage. In particular, the Environmental Protection Law imposes certain requirements on Amway China to ensure that proper evaluation has been conducted and standards are set in respect of atmospheric conditions, surface water, industrial waste, gas discharge, effluent discharge and industrial noise at Amway China's manufacturing plant. Amway China has established environmental protection systems to treat certain of its waste materials and to safeguard against accidents. Amway China believes its environmental protection facilities and systems are adequate for it to comply with the existing national and local environmental protection regulations. However, there can be no assurance that the Chinese national or local authorities will not impose additional regulations which would require additional expenditure on environmental matters.

         Sales of Locally Made Products in Malaysia. The Malaysian government has previously indicated certain minimum sales requirements with regard to products made in Malaysia. The Company's Malaysian affiliate, however, in fiscal 1999 was the first multilevel direct selling company to receive a three year direct selling license renewal from the government and such license renewal did not include any local manufacturing requirements. The Company continues to work to increase its local manufacturing and packaging in Malaysia in accordance with the desires of the Malaysian government. The Company is aware that the government may impose additional conditions or regulations as the government deems appropriate and is committed to continually work with the government to reach a satisfactory resolution with regard to any such additional conditions or regulations that may be imposed.

EMPLOYEES

         At August 31, 1999, the Company had approximately 2,100 employees. The Company's Australia and China affiliates have union employees; the Company has no other union employees and no collective bargaining agreements. The Company does not expect the labor unions pursuant to which Australian and Chinese employees are organized to have any material impact on the Company's operations. The Company considers its employee relations to be excellent. The distributors are independent contractors (and, in the case of Australia, independent agents) and are not employees of the Company.

RISKS AND UNCERTAINTIES

         Doing business as a direct sales company in China continues to have regulatory risks associated with it. The regulatory environment in China continues to pose a risk to our operations. The Chinese government (at the national, provincial and local levels) continues to monitor activities of direct sales companies, particularly those which are deemed to involve what the government considers to be illegal or unethical pyramid schemes. If abuses are found, even if they do not involve the Company, the government may choose to impose restrictions on all direct sales companies, even those not involved in illegal or unethical schemes. Any restrictions could materially, adversely affect our operations and financial results. In addition, our sales representatives in China are independent contractors. We do not exercise control over their activities to the same extent that we would employees. If the Chinese government alleges that our sales representatives have acted inappropriately, it could impose restrictions on our operations, including, for example, meetings of the sales representatives. There is also a new Chinese governmental requirement for salesmen examinations which will go into effect at the end of 2000. We do not yet know how this requirement will affect us, but it may limit sales representatives' activities until they pass the examination.

         The regulatory environment in China is also affected by the state of Sino-United States relations. For example, any escalation of the issues surrounding Taiwan and its return to Chinese rule could, depending on the U.S. response, result in adverse action against us because we are considered an American company in China. Failure of the United States to enact permanent normal trade relations status with China could also result in adverse actions against us.

         Our business is subject to the uncertain economy in the Asia Pacific region. Our sales have declined in large part because of lower consumer demand caused by the economic downturn in most of Asia. In contrast to fiscal 1998, however, in fiscal 1999 Amway Asia Pacific's overall net sales were not significantly impacted by currency devaluations in Asia. Amway Asia Pacific's margins declined, however, because of currency devaluations in Malaysia and Taiwan, as a result, their purchases of products from Amway were more expensive. The lower consumer demand in our markets means that it is unlikely that we can raise prices to our distributors to cover the higher product costs.

         The decline in the average value of the local currencies in some of our markets, relative to the U.S. dollar, in fiscal 1999 was not nearly as significant as the declines experienced in fiscal 1998. The Thai baht, however, strengthened relative to the U.S. dollar and more than offset these declines so that we did not experience an adverse exchange impact on our results. We believe the economies in the region are still under pressure, however, as governments implement policies designed to restore growth. While some economic growth has resumed in most markets, the local economies are still not at the levels experienced prior to July 1997. We remain concerned that the Chinese government will devalue the yuan to support that country's exports. Such a devaluation could, we believe, trigger a new wave of devaluations in the region and further economic turmoil, resulting in lower local currency sales as consumer demand would falter even more. Further devaluations against the U.S. dollar would also negatively impact translated sales results.

         Our results are impacted by the actions of a relatively small number of distributors. Under the Sales Plan, our distributor leaders grow their businesses by developing lines of sponsorship through bringing others into their organizations. While these distributor organizations are large and complex, there are relatively few lines of sponsorship and distributor leaders. The distributor leaders often form organizations independent of Amway Asia Pacific that motivate and train the members of their lines of sponsorship. These distributor leaders significantly influence their organizations through motivational rallies and seminars; these activities positively impact our sales. Although, one of Amway Asia Pacific's primary business goals is to maintain strong and effective relationships with the distributor leadership, there can be no assurance that such relationships will be maintained. Amway Asia Pacific's sales could also decline if we lose a significant distributor leader and would decline if a large number of other distributors in an organization left as well.

         Distributor leaders can also impact a subsidiary's results of operations by moving from one market to another or expanding operations within a market. This occurred in Taiwan and Hong Kong after the China market opened in April 1995. As Taiwan and Hong Kong distributor leaders worked on opening and growing their businesses in China, sales in their home markets dropped. As we opened in ten new provinces within China in the fourth quarter of fiscal 1997, our distributors expanded their operations as well. Our distributors' ability to focus on business-building was hampered by our large geographic area of operations and limited resources, which caused a decline in Amway Asia Pacific's results in the fourth quarter of fiscal 1997. We do not currently plan any further geographic expansion, either in China or other parts of Asia, although our distributors may participate in new markets opened by Amway which could adversely affect our results. We believe our Taiwan and Hong Kong distributor leaders have resumed intensive business building activities in China as growth in that market and this could adversely affect results in their home markets.

         Our sales are affected by sponsoring levels; many factors, adverse publicity in particular, impact sponsoring. We distribute products exclusively through our distributors and, in China, through our sales representatives. Our net sales, therefore, are directly dependent on maintaining and building our core distributor force. Like other direct selling companies, a large number of our distributors do not renew their distributorships each year. To increase our sales, sponsoring must increase and/or distributors must increase their productivity. Distributor motivation and leadership are the two primary factors which impact sponsoring, our ability to retain distributors and in turn, our sales. Geographic expansion, economic conditions, government regulations, adverse publicity and the perception of Amway, Amway Asia Pacific and direct selling generally all impact distributor motivation and leadership. Over time, we have experienced increases and decreases in sponsoring but we cannot predict the timing or extent of these changes because of the many factors at work. We cannot be assured that we will be able to increase our distributors or their productivity. In addition, we may be unable to increase distributors beyond a certain point as there is a finite number of persons interested in having a direct selling business.

         Adverse publicity may result from certain distributor activities. In particular, some distributor leaders, through their own independent organizations, distribute motivational audio and video tapes and written material without our prior review and approval. Negative publicity may arise from the sales of such materials. While our prior review and approval is required in certain instances under the Sales Plan, we cannot closely monitor our distributors as we would our employees. We do communicate with distributor leaders and attempt to enforce the Sales Plan and the Amway Code of Ethics and Rules of Conduct to avoid circumstances leading to negative publicity. If necessary, we terminate distributors who violate our rules. It is possible that negative publicity will adversely affect our results.


ITEM 2.  DESCRIPTION OF PROPERTY

         The Company has one manufacturing facility in the PRC, located in Guangzhou, Guangdong province, which was opened on January 18, 1995. The Company is in the final stages of expanding this manufacturing plant; as a result of this expansion, production of Artistry(R) skin care and Nutrition & Wellness products began in fiscal 1999. See "Description of Business - Government Regulation - China Direct Selling Regulations." In addition, the Company has office facilities for its officers and employees and distribution centers and warehouses for the storage and distribution of its products located throughout its markets. The following table summarizes, as of August 31, 1999, the number of owned and leased offices and distribution center/warehouses in each country in which the Company currently has sales activities:

                                                  Owned                               Leased
                                                Pickup or                              Pickup or
                                              Distribution                           Distribution
                               Offices      Center/Warehouse        Offices        Center/Warehouse
Australia (1)...........          1                 1                  1                   2
PRC (2).................          2                 1                  7                  45
Malaysia (1)(3).........          -                 3                  -                   7
New Zealand (1).........          1                 1                  -                   -
Taiwan (1)..............          -                 -                  1                   5
Thailand (1)............          -                 -                  -                  20

--------------------------------

(1) Certain distribution centers/warehouses in these countries include office space.
(2) Reflects Amway China's land use rights (for a 50-year term) with respect to its manufacturing facility; includes facilities in Hong Kong and Macau.

(3)      Includes facilities in Brunei.

         The Company believes that its facilities are in good condition and that it has sufficient capacity to meet its current operational requirements.


ITEM 3.  LEGAL PROCEEDINGS

         On December 8, 1999, Robert Fisher commenced a purported class action lawsuit in the Superior Court of the State of California, County of San Mateo, captioned FISHER, ET AL. V. AMWAY ASIA PACIFIC, LTD., ET AL., No. 411303. The complaint, which names as defendants the Company, its officers and directors and New AAP, alleges that the purchase price offered to the Company's public shareholders in connection with New AAP's cash tender offer was unfair and that in pursuing the cash tender offer, defendants engaged in various manipulative and deceptive acts and practices in breach of their fiduciary duties to the Company's public shareholders. The complaint seeks an injunction prohibiting defendants from proceeding with the cash tender offer or, alternatively, rescission of the cash tender offer to the extent already completed, unspecified damages, costs and attorneys' fees and other relief. This action has been removed to the United States District Court, Northern District of California and was assigned No. C 00-00199 MEJ.

         On December 16, 1999, Robert F. Wardrop, II, commenced a purported class action lawsuit in the United States District Court for the Southern District of New York captioned WARDROP, ET AL. V. AMWAY ASIA PACIFIC LTD., ET AL, No. 99 Civ. 12093. The complaint, which names as defendants the Company, its officers and directors and New AAP, alleges that defendants violated Section 14(e) of the Exchange Act, and Rules 14D-1 and 14D-9 promulgated pursuant thereto, by misrepresenting in the Offer to Purchase that the purchase price offered to the Company's public shareholders was fair. According to plaintiffs, the statement that the purchase price was fair was false or misleading because defendants allegedly failed to consider the impact on the Company's future of the agreement between China and the United States, under which the United States agreed to support China's entry into the World Trade Organization. The complaint seeks an injunction prohibiting the defendants from proceeding with the cash tender offer or, alternatively, rescission of the cash tender offer to the extent already completed or rescissory damages, costs and attorneys' fees and other relief.

         The Company is a party to certain other routine litigation incidental to its business, none of which is currently expected to have a material adverse effect on the Company's financial condition or results of operations.

ITEM 4.  CONTROL OF REGISTRANT

         The following table sets forth certain information, as of December 31, 1999, as to the security ownership of those persons owning of record or known to the Company to be the beneficial owner of more than 10% of the Common Stock and the Common Stock ownership of the Company's officers and directors as a group. All information with respect to beneficial ownership has been furnished by the respective 10% beneficial owner, officer or director, as the case may be. Unless otherwise indicated, the persons named below have sole voting and investment power with respect to the number of shares of Common Stock set forth opposite their names.

            Names and Addresses        Number of Shares of  Percentage of Shares
           of Beneficial Owners         Common Stock           of Common Stock
                                       Beneficially Owned    Beneficially Owned
           --------------------        -------------------  --------------------
New AAP Limited                             8,181,756(1)          14.5%
    7575 Fulton Street, East
    Ada, MI 49355
Apple Hold Co., L.P.                        54,996,706(2)         97.4%
    7575 Fulton Street, East
    Ada, MI 49355
All officers and directors as a group          220,661(3)             *
(14 persons)
*Less than one percent (1%).

(1) Acquired pursuant to the Offer, see "Description of Business - Tender Offer." New AAP is wholly owned by Apple Hold Co., L.P.
(2) Includes 8,181,756 shares (14.5%) of Common Stock held by its wholly-owned subsidiary, New AAP Limited. The limited partners of Apple Hold Co., L.P. are corporations and trusts formed by or for the benefit of the DeVos and Van Andel families; the general partner is AP New Co., LLC, a Nevada limited liability company, the sole manager of which is Amway Corporation.
(3) Includes issued and outstanding options to purchase Common Stock. Pursuant to the Amalgamation Agreement, all issued and outstanding options to purchase Common Stock shall be converted into rights to receive cash in accordance with the Black-Scholes Option Pricing Model and will require surrender of all such options by the holders thereof as of the effective date of the Amalgamation. See "Description of Business - Tender Offer." In addition, Richard M. DeVos, Jr., Stephen A. Van Andel and Douglas L. DeVos are executive officers of Amway, the sole manager of AP New Co., the general manager of Apple, and therefore beneficially own 54,966,706 (97.4%) shares of Common Stock.


ITEM 5.  NATURE OF TRADING MARKET

         The principal market for the shares of Common Stock is the New York Stock Exchange (the "NYSE"), such shares having traded on the NYSE since December 14, 1993. The Common Stock is also listed on the Australian Stock Exchange Limited (the "ASX"), such shares having been listed on the ASX since December 23, 1993.

         On February 1, 2000, there were 56,441,960 shares of Common Stock outstanding, of which 56,213,286 shares were held by 971 U.S. record holders.

         The high and low sales prices of the Company's shares of Common Stock on the NYSE and the ASX at the end of each fiscal quarterly period during the last two fiscal years is set forth below in the following table.

                                                             NYSE
                                                  -------------------------
                                                   HIGH                LOW
                                                ----------          ------

FY 1998        First Quarter                       $34              $19 1/2
               Second Quarter                    22 15/16            15 3/4
               Third Quarter                     21 1/16            12 15/16
               Fourth Quarter                     16 1/2             9 3/16

FY 1999        First Quarter                     13 3/16             8 1/4
               Second Quarter                     13 1/2               7
               Third Quarter                      14 1/2             6 7/8
               Fourth Quarter                    14 15/16           9 15/16


                                                             ASX
                                                   HIGH               LOW
                                                   ----               ---
FY 1998        First Quarter                      AU$46.50          AU$36.50
               Second Quarter
                                                  36.00               26.00
               Third Quarter
                                                  32.51               23.00
               Fourth Quarter
                                                  28.50               19.50

FY 1999        First Quarter                      AU$21.00          AU$14.50
               Second Quarter
                                                  21.00               12.00
               Third Quarter
                                                  20.80               11.80
               Fourth Quarter
                                                  24.00               15.90

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

         The Company has been designated as a non-resident for exchange control purposes by the Bermuda Monetary Authority. The transfer of shares between persons regarded as resident outside Bermuda for exchange control purposes and the issuance of shares to or by such persons may be effected without specific consent under the Bermuda Exchange Control Act of 1972 and regulations thereunder. Issuance and transfers of shares involving any person regarded as resident in Bermuda for exchange control purposes require specific prior approval under the Bermuda Exchange Control Act of 1972.

         Owners of shares of Common Stock that are ordinarily resident outside Bermuda are not subject to any restrictions on the exercise of rights to hold or vote their shares. Because the Company has been designated as a non-resident for Bermuda exchange control purposes, there are no restrictions on its ability to transfer funds in and out of Bermuda or to pay dividends to United States residents who are holders of the Common Stock, other than in respect of local Bermuda currency.

         In accordance with Bermuda law, share certificates may be issued in the names of corporations, partnerships or individuals. In the case of an applicant acting in a special capacity (for example, as trustee), certificates may, at the request of the applicant, record the capacity in which the applicant is acting. Notwithstanding the recording of any such special capacity, the Company is not bound to investigate or incur any responsibility in respect of the proper administration of any such trust. The Company will take no notice of any trust applicable to any of its shares whether or not it had notice of such trust.

         As an "exempted company," the Company is exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudans, but as an exempted company the Company may not participate in certain business transactions, including (i) the acquisition or holding of land in Bermuda (except that required for its business and held by way of lease or tenancy for terms of not more than 21 years) without the express authorization of the Bermuda legislature, (ii) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Minister of Finance of Bermuda, (iii) the acquisition of securities created or issued by, or any interest in, any local company or business, other than certain types of Bermuda government securities or securities of another "exempted" company, partnership or other corporation resident in Bermuda but incorporated abroad or (iv) the carrying on of business of any kind in Bermuda, except in furtherance of the business of the Company carried on outside Bermuda or under a license granted by the Minister of Finance of Bermuda.

         In addition to having no restrictions on the degree of foreign ownership, the Company is subject neither to taxes on its income or dividends nor to any foreign exchange controls in Bermuda. In addition, there is no capital gains tax in Bermuda, and profits can be accumulated by the Company, as required, without limitation.

         As a result of the Company's ownership of its Australian affiliate, the Foreign Acquisitions and Takeovers Act of 1975 (Australia) purports to apply to sales of shares of Common Stock of the Company. As a result of the application of this statute, changes in interests in the Company by non-Australian persons may be subject to review and approval by the Australian Treasurer. The statute provides for prior voluntary notification of any acquisition which would result in one non-Australian person or group of associated non-Australian persons controlling 15% or more of the outstanding shares of Common Stock. In addition, the statute provides for prior notification of any acquisition by associated non-Australian persons resulting in foreign persons controlling, in the aggregate, 40% or more of total voting power or ownership.


ITEM 7.  TAXATION

BERMUDA TAXATION

         At the date hereof, there is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by the Company or its stockholders other than stockholders ordinarily resident in Bermuda. The Company is not subject to stamp or other similar duty on the issue, transfer or redemption of its shares of Common Stock.

         The Company has obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertaking Tax Protection Act of 1966 that, in the event there is enacted in Bermuda any legislation imposing tax computed on profits or income or computed on any capital assets, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not be applicable to the Company or to its operations, or to the shares, debentures or other obligations of the Company until March 28, 2016, except insofar as such tax applies to persons ordinarily resident in Bermuda and holding such shares, debentures or other obligations of the Company or any real property or leasehold interests in Bermuda owned by the Company. No reciprocal tax treaty affecting the Company exists between Bermuda and the United States.

         As an exempted company, the Company is liable to pay in Bermuda a registration fee based upon its authorized share capital and the premium on its issued shares of Common Stock at a rate not exceeding U.S.$26,500 per annum.

UNITED STATES TAXATION

  Taxation of Stockholders

         The general discussion below relates to the United States federal income taxation of a United States person (i.e., a United States citizen or resident, a United States corporation, a United States partnership, or an estate or trust subject to United States tax on all of its income regardless of source (a "U.S. Investor")) holding shares of Common Stock. The following discussion does not address the tax consequences to a person who holds (or will hold), directly or indirectly, 10% or more of the Common Stock (a "10% Stockholder"). In addition, this summary does not address the United States tax treatment of certain types of U.S. Investors (e.g., individual retirement and other tax-deferred accounts, life insurance companies and tax-exempt organizations) or of persons other than U.S. Investors, all of whom may be subject to tax rules that differ significantly from those summarized below. The discussion below, as it relates to U.S. tax consequences, is based upon the provisions of the Code and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below.

         A U.S. Investor receiving a distribution on the Common Stock will be required to include such distribution in gross income as a taxable dividend to the extent such distribution is paid from earnings and profits of the Company as determined under United States federal income tax law. Distributions in excess of the earnings and profits of the Company will first be treated, for United States federal income tax purposes, as a nontaxable return on capital to the extent of (and reduction of) the U.S. Investor's basis in the Common Stock and then as gain from the sale or exchange of a capital asset, provided that the Common Stock constitutes a capital asset in the hands of the U.S. Investor. Dividends received on the Common Stock will not be eligible for the corporate dividends received deduction.

         Distributions with respect to the Common Stock that are taxable as dividends in the United States will generally constitute income from sources outside the United States for purposes of determining the limitation on the allowable foreign tax credit. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the Company to U.S. Investors (who are not 10% Stockholders) will generally constitute "passive income" or, in the case of certain U.S. Investors, "financial services income."

         With certain exceptions, gain or loss on the sale or exchange of the Common Stock will be treated as capital gain or loss (if the Common Stock is held as a capital asset). Such capital gain or loss will be long-term capital gain or loss if the U.S. Investor has held the Common Stock for more than one year at the time of the sale or exchange. Gain, if any, will generally be U.S. source gain.

         Various provisions contained in the Code impose special taxes in certain circumstances on non-United States corporations and their stockholders. The following is a summary of certain provisions which could have an adverse impact on the Company and the U.S. Investors. There is currently no reciprocal tax treaty between Bermuda and the United States affecting the Company or its stockholders.

  Personal Holding Companies

         Sections 541 through 547 of the Code relate to the classification of certain companies (including foreign corporations) as personal holding companies ("PHCs") and the consequent taxation of such corporations on their undistributed personal holding company income. A PHC is a corporation (i) more than 50% of the stock of which is owned, directly or indirectly, by five or fewer individuals at least one of which is a U.S. resident or citizen and (ii) which receives 60% or more of gross income, as specifically adjusted, from certain passive sources. For purposes of this gross income test, income of a foreign corporation means generally only income derived from U.S. sources or income that is effectively connected with a U.S. trade or business.

         More than 50% of the shares of Common Stock are owned, directly or indirectly, by five or fewer individuals, at least one of whom is a U.S. resident or citizen. However, since the Company will derive most or all of its income from foreign sources that will not be effectively connected with a U.S. trade or business, the Company believes that it does not satisfy the foregoing income test and therefore will not be classified as a PHC.

  Foreign Personal Holding Companies

         Sections 551 through 558 of the Code relate to foreign personal holding companies ("FPHCs") and impute undistributed income of certain foreign corporations to United States persons who are stockholders of such corporations. A foreign corporation will be classified as a FPHC if (i) five or fewer individuals, who are United States citizens or residents, directly or indirectly own more than 50% of the corporation's stock (measured either by voting power or value) (the "stockholder test") and (ii) the corporation receives at least 60% of its gross income (regardless of source), as specifically adjusted, from certain passive sources (the "income test"). After a corporation becomes a FPHC, the income test percentage for each subsequent taxable year is reduced to 50%.

         If the Company were to be classified as a FPHC, a portion of its undistributed income would be imputed to each of its U.S. Investors who held the Company's stock on the last day of the calendar year. Such income would be taxable to such persons as a dividend, even if no cash dividend is actually paid. U.S. Investors who dispose of their Common Stock prior to such date would not be subject to tax under these rules. If the Company were to become a FPHC, U.S. Investors who acquire Common Stock from decedents would be denied the step-up of the income tax basis for such Common Stock to fair market value at the date of death which would otherwise have been available and instead would have a tax basis equal to the lower of the fair market value or the decedent's basis.

         Richard M. DeVos and Jay Van Andel, who are United States citizens, directly or indirectly own a beneficial interest of more than 50% of the Common Stock for purposes of the FPHC rules. Accordingly, the stockholder test will be met. Because the Company derives most of its gross income from the distribution of Amway products in Australia and Hong Kong and such income is not considered passive income, the Company does not satisfy the foregoing income test and therefore is not an FPHC.

  Passive Foreign Investment Companies

         Through December 31, 1997, if 75% or more of the gross income of the Company (including the pro rata gross income of any company of which the Company is considered to own 25% or more of the stock by value) in a taxable year is passive income, or if the average percentage of assets (generally determined based upon adjusted tax basis) of the Company (including the pro rata value of the assets of any company of which the Company is considered to own 25% or more of the stock by value) in a taxable year which produce or are held for the production of passive income is at least 50%, the Company would be classified as a "passive foreign investment company" ("PFIC") for that taxable year. Non-tax exempt U.S. Investors are taxed on gain from the sale of PFIC stock and certain distributions from PFICs (generally distributions in excess of average distributions to such shareholders by the PFIC in the prior three years) by being treated as if such amounts were received ratably during the period the U.S. Investor held the shares and treating such amounts as ordinary income. The amount allocated to each year (other than the current year) is subject to tax at the maximum marginal tax rate in effect for that year plus an interest charge calculated as though the U.S. Investor actually owed and failed to pay tax on the amount of income allocated to each prior year. The application of this system may result in significantly higher U.S. taxes on a U.S. Investor's distributions and gain from the sale of PFIC stock. If the Company were to become a PFIC, U.S. Investors who acquire Common Stock from decedents could be denied the step-up of the income tax basis for such Common Stock to fair market value at the date of death which would otherwise have been available and instead could have a tax basis equal to the lower of the fair market value or the decedent's basis. The Company does not expect to be a PFIC because it believes that it can manage its business so as to avoid PFIC status.

         The Company will notify U.S. Investors in the event that the Company is treated as a PFIC for any taxable year to enable U.S. Investors to consider whether to elect to treat the Company as a qualified electing fund ("QEF") for United States federal income tax purposes. The result of the QEF election is that an electing U.S. Investor avoids the tax treatment generally applicable to PFICs discussed above. Instead, a shareholder of a QEF is required, for each taxable year, to include in income a pro rata share of the ordinary earnings of the QEF as ordinary income and a pro rata share of the next capital gain of the QEF as long-term capital gain. The Company intends to comply with the reporting requirements necessary for a U.S. Investor to make a QEF election, and will report such information to U.S. Investors as may be required to make such a QEF election effective. If a shareholder makes a QEF election and such election applies for all years that such shareholder has held the stock, gain on the sale of such stock would be characterized as capital gain (provided the stock is held a capital asset) and the denial of bases step-up at death described above would not apply.

         Effective January 1, 1998, if 75% or more of the gross income of the Company (including the pro rata gross income of any company of which the Company is considered to own 25% or more of the stock by value) in a taxable year is passive income, or if the average percentage of assets (generally determined based upon fair market value) of the Company (including the pro rata value of the assets of any company of which the Company is considered to own 25% or more of the stock by value) in a taxable year which produce or are held for the production of passive income is at least 50%, the Company would be classified as a PFIC for that taxable year.

         Because the fair market value of the Company's active assets is expected to remain greater than 50% of the fair market value of the Company's total assets and the active income of the Company is expected to continue to exceed 25% of the Company's gross income, the Company believes it will not satisfy the foregoing asset and income tests, and therefore will not be classified as PFIC after January 1, 1998.

  Controlled Foreign Corporations

         Sections 951 through 964 and Section 1248 of the Code relate to controlled foreign corporations ("CFC") and impute some portion of undistributed income to 10% Stockholders and convert into dividend income some portion of gains on dispositions of shares which would otherwise qualify for capital gain treatment. The CFC provisions only apply if 10% Stockholders, who are also United States persons, own, in the aggregate, more than 50% (measured by voting power or value) of the shares of a foreign corporation. Certain trusts and foundations established by or for the benefit of Richard DeVos and Jay Van Andel and their families who are considered 10% Stockholders are deemed to own more than 50% of the Common Stock and the Company is a CFC. However, the income imputation rules referred to for CFCs above would only apply with respect to 10% Stockholders.

UNITED STATES BACKUP WITHHOLDING AND INFORMATION REPORTING

         The receipt of dividends on the Common Stock by a holder of the Common Stock (i) made by mail or wire transfer to an address in the United States, (ii) made by a paying agent, broker or other intermediary in the United States or
(iii) made by a United States broker or a "United States-related" broker to such holder outside the United States may be subject to United States information reporting requirements. Holders of Common Stock who are not United States persons ("non-U.S. holders") generally would be exempt from these reporting requirements, but may be required to comply with certification and identification procedures in order to prove their exemption. Treasury regulations currently in effect do not require backup withholding with respect to dividends paid by a foreign corporation such as the Company.

         The payment of the proceeds of the disposition of Common Stock by a holder to or through the United States office of a broker generally will be subject to information reporting and backup withholding at a rate of 31% unless the holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition by a holder of Common Stock to or through a non-U.S. office of a broker will generally not be subject to backup withholding and information reporting. Information reporting (but not backup withholding) may apply, however, to such a holder who sells a beneficial interest in Common Stock through a non-United States branch of a United States broker, or through a non-United States office of a "United States-related" broker, in either case unless the holder establishes an exemption or the broker has documentary evidence in its files of the holder's status such as a non-U.S. holder (and the broker has no actual knowledge to the contrary). For purposes of these rules, a "United States-related" broker is a broker or other intermediary that is a controlled foreign corporation for United States federal income tax purposes or that is a person 50% or more of the gross income from all sources of which, over a specified three-year period, is effectively connected with a United States trade or business.

         Any amounts withheld under the backup withholding rules from a payment to a holder will be refunded (or credited against the holder's United States federal income tax liability, if any) provided that the required information is furnished to the United States Internal Revenue Service.

ITEM 8.  SELECTED CONSOLIDATED FINANCIAL DATA

                                            (U.S. DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                               YEARS ENDED AUGUST 31,
INCOME STATEMENT DATA:                   1999                1998            1997            1996            1995
                                      ----------         --------------  --------------  --------------  ----------

Historical

Net sales . . . . . . . . . . . . .   $    501,475   $    587,579    $    845,166    $    716,757    $    718,279

Cost of sales  . . . . . . . . . .         216,455        257,220         313,287         269,377         273,970
                                      ------------   --------------  --------------  --------------  -------------
                                           285,020        330,359         531,879         447,380         444,309
                                      ------------   --------------  --------------  --------------  -------------
Distributor incentives  . . . . . .        128,815        157,018         219,111         186,092         187,863
Distribution expenses  . . . . . . .        37,774         45,199          49,662          40,777          37,842
Selling and administrative
  expenses . . . . . . . . . . . .          92,104        102,849         114,523          93,367          90,849
                                      ------------   --------------  --------------  --------------  -------------

Total operating expenses . . . . . .       258,693        305,066         383,296         320,236         316,554
                                      ------------   --------------  --------------  --------------  -------------

Operating income . . . . . . . . .          26,327         25,293         148,583         127,144         127,755
                                      ------------   --------------  --------------  --------------  -------------
Other income - net  . . . . . . . .          6,504          9,683           24,707          19,781          12,512
                                      ------------   --------------  --------------  --------------  -------------
Income before income taxes and
  minority interest . . . . . . . .         32,831         34,976          173,290         146,925         140,267

Income taxes . . . . . . . . . . .          13,294         23,508          54,909          55,709          44,963
                                      ------------   --------------  --------------  --------------  -------------
Income before minority interest . .         19,537         11,468         118,381          91,216          95,304
Minority interest in net income
  of consolidated subsidiaries . . .         7,062         10,015          14,350           8,983           5,422
                                      ------------   --------------  --------------  --------------  -------------

Net income . . . . . . . . . . . .    $     12,475   $      1,453   $     104,031    $     82,233    $     89,882
                                      ============   ============== ===============  ==============  =============

Basic and diluted earnings
  per share  . . . . . . . . . . .    $       0.22   $       0.03   $        1.76    $       1.37            1.50
                                      ============   ============== ===============  ==============  =============

Dividends per share (4) . . . . . .   $          -   $       0.88   $         .84    $       1.02            0.64
                                      ============   ============== ===============  ==============  =============

Weighted average number of
  shares outstanding (000's) . . .          56,442         56,442          59,124          60,039          60,013
                                      ============   ============== ===============  ==============  =============

Weighted average number of
  shares outstanding including
  the effect of dilutive
  securities (000's) . . . . . . .          56,442         56,446          59,176          60,097          60,103
                                      ============   ============== ===============  ==============  =============

                                                               (U.S. DOLLARS IN THOUSANDS)

BALANCE SHEET DATA:                                                   AUGUST 31,
                                           ------------------------------------------------------------------------
                                             1999            1998            1997            1996            1995
                                            ------          ------          ------          ------          ----

Working Capital . . . . . . . . . .   $     113,203  $     102,128   $     186,477   $    315,970    $    260,951
 . .
Total assets . . . . . . . . . . .          366,079        387,073         520,143        617,391         529,338

Long-term debt (less current
  maturities)  . . . . . . . . . .                -              -               -         16,308          23,987

Total shareholders' equity . . . .          194,388        176,098         252,484         364,216         329,616



OTHER DATA:                                                            AUGUST 31,
                                           ------------------------------------------------------------------------
                                            1999            1998            1997            1996            1995
                                           ------          ------          ------          ------           ----
Number of core distributors
  (1) (2) . . . . . . . . . . . . .        601,000         646,000         667,000         555,000         510,000

Number of direct distributors
  (2) (3) . . . . . . . . . . . . .          6,165           6,725           7,437           7,096           7,052



                                                                YEARS ENDED AUGUST 31,
                                           ------------------------------------------------------------------------
                                            1999            1998            1997            1996              1995
                                           ------          ------          ------          ------            ----

Gross margin . . . . . . . . . . .           56.8%           56.2%           62.9%           62.4%           61.9%

Operating margin  . . . . . . . . .           5.2%            4.3%           17.6%           17.7%           17.8%

Net income margin  . . . . . . . . .          2.5%            0.2%           12.3%           11.5%           12.5%

(1) Includes total number of distributorships (including direct distributorships) or sales representatives in the case of China (see Description of Business--China Operations), in force from the prior fiscal year which were renewed for the fiscal year shown. Number of distributors are rounded to the nearest thousand. The number for each fiscal year does not reflect the total number of distributors for such fiscal year because it does not include new distributors who enrolled during such fiscal year.

(2) Multiple persons in the same household (such as a married couple) who are distributors are considered a single distributorship.

(3) "Direct distributors" are distributors who have achieved a significant level of performance for a specified period.

(4) In fiscal 1996, the Company paid total regular dividends of $0.70 per share and a special dividend of $0.32 per share. No dividends have been paid since the fourth quarter of fiscal 1998.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements (including Notes thereto), "Description of Business--Government Regulation and -Risks and Uncertainties" and other information included elsewhere in this Annual Report.

BACKGROUND

         The Company, organized in 1993, completed its initial public offering of 9,085,000 shares of Common Stock on December 21, 1993. The Company is a Bermuda corporation which, directly or indirectly through controlled affiliates, is the exclusive distribution vehicle for Amway in Australia, Brunei, China (the mainland, the Hong Kong Special Administrative Region, Taiwan and Macau), Malaysia, New Zealand and Thailand. References herein to "China" refer exclusively to the mainland of China. Each affiliate is wholly owned, except Malaysia, in which the Company has a 51.7% ownership equity position (see Note 15 in the Consolidated Financial Statements), and Thailand, a partnership in which the Company is a general partner with a 99.0% economic interest.

         In the fourth quarter of fiscal 1998, the Company changed its mode of operation in China in response to a China government directive. As part of the change in operations, the Company's China affiliate sells product primarily to sales representatives and privileged customers. See "Description of Business--China Operations." In Australia, distributors are independent agents who arrange for sales of products directly by the Company to the consumer and/or arrange for delivery of products to distributors they have sponsored. See "Description of Business--Distribution." Unless otherwise noted, any references to the Company's distributors within this Management's Discussion and Analysis of Financial Condition and Results of Operations includes sales representatives in China and sales agents in Australia.

OVERVIEW

         Substantially all of the Company's revenues are derived from the sale of a broad range of consumer products to or through distributors. The Company also receives revenues from the sale of starter kits to new distributors and other business support materials to existing distributors and from distributor renewal fees, except in China where such fees are not charged. See "Description of Business--China Operations." The Company recognizes sales when products are shipped to or through distributors as well as privileged customers in China.

         The Company's affiliates record net sales in currencies other than the U.S. dollar. The Company's financial statements are expressed in U.S. dollars. Revenues and expenses are translated from local currencies into U.S. dollars at average currency exchange rates. Accordingly, fluctuations in currency exchange rates can have a material beneficial or adverse effect on net sales when calculated on a U.S. dollar basis. See "--Foreign Currency Exchange Rate Information and Market Risk" and "Description of Business--Risks and Uncertainties-- Our business is subject to the economic and political turmoil occurring in the Asia Pacific Region."

         The Company's net sales are directly dependent upon the efforts of its distributors. Any growth in future sales volume will require growth in the number of distributors and/or increased productivity by the distributors. Historically, the Company has experienced periodic increases and decreases in the level of sponsoring in its markets (as measured by distributor applications); however, because of the number of factors that impact sponsoring, the Company cannot predict the timing or degree of these occurrences in the future. As is typical of direct selling, there is a high turnover in distributors from year to year which requires the sponsoring and training of new distributors by existing distributors in order to maintain or increase the overall distributor force. Sales levels, sponsoring activities and distributor retention levels are impacted by changes in the level of distributor motivation and the development of distributor leadership, which in turn can be affected by a number of tangible factors including governmental policies or regulations regarding the direct selling industry, general economic conditions, and a number of intangible factors such as adverse publicity and the perception of Amway, the Company and direct selling generally. Reported net sales are also impacted by a variety of other factors, such as pricing, exchange rate fluctuations, product improvements, product promotions and the introduction of major new products which tend to stimulate distributor interest and thus sales.

         The Company's most significant expense is cost of sales. Approximately 70% of the Company's cost of sales for fiscal 1999 was represented by the cost of products purchased from Amway and the related costs for freight, handling, duties and taxes as well as the cost of transporting these products from the point of entry to a local warehouse. For fiscal 1998, Amway sourced products and related costs accounted for approximately 65% of its cost of sales. The increase for fiscal 1999 primarily reflects increases in the cost of products purchased from Amway and changes in product mix. Amway periodically establishes a price schedule for the products purchased from Amway based upon a U.S. dollar "cost plus" base price calculation and an implicit local currency to U.S. dollar exchange rate for those markets billed in local currency (currently Australia and New Zealand only). Amway has the right to modify its prices at any time on at least 30 days advance notice, provided that any change in the U.S. dollar "cost plus" base price component must be made on a consistent basis for all Amway affiliates. In fiscal 1999, Amway raised its "cost plus" base prices for products purchased by the Company's affiliates by approximately 3.7% effective September 1, 1998. Given the currency volatility in the Asia Pacific region, the Company and Amway have been reviewing on a quarterly basis the implicit exchange rate in the pricing of products purchased from Amway by the Australian and New Zealand affiliates based on an assessment of current and future economic and business conditions in the United States as well as in Australia and New Zealand, forward foreign exchange expectations, market conditions with respect to the Company's products and other factors. Effective September 1, 1998, in addition to the increase in the cost-plus base prices, Amway increased the implicit local currency to U.S. dollar exchange rates for Australia and New Zealand by approximately 5.4% and 5.3%, respectively; effective December 1, 1998, Amway increased the implicit local currency to U.S. dollar exchange rates for Australia and New Zealand an additional 3.0% and 1.7%, respectively; and on March 1, 1999, the implicit exchange rates were increased by an additional 3.2% for Australia and 3.6% for New Zealand due to additional devaluation. Beginning in fiscal 2000, the Company and Amway will review the exchange rate in the pricing of products purchased from Amway by the Australian and New Zealand affiliates three times per year, with any resulting price changes becoming effective on the first day of September, January and May. Resulting from such review, effective September 1, 1999, prices on products purchased from Amway were decreased 3.1% for Australia and increased 3.7% for New Zealand. See "Description of Business--Relationship with Amway". Also included in cost of sales is a royalty (5% of net sales less distributor incentives) paid by the Company's China affiliate to Amway for the right to manufacture Amway products in China.

         The most significant component of the Company's operating expenses is distributor incentives, which are principally in the form of bonus payments to distributors based on performance. Distributors earn incentives based on the purchases of consumer products by them and their downline distributors. Bonuses are not paid on business support materials, as such items are intended for use by the distributors rather than for resale to consumers. Distributor incentives are paid by the Company based on a schedule set by Amway under the Sales Plan and are tied to the volume and value of products purchased by the distributors. In China, sales representatives' compensation is also based on the services provided by them to the Company. See "Description of Business--China Operations."

         Other operating expenses consist of distribution expenses and selling and administrative expenses. Distribution expenses include the costs associated with having products available for, and delivering products to, distributors and privileged customers. These include the costs of warehouse and distribution facilities. Selling and administrative expenses include, in addition to corporate staff overhead and royalty expense on distributor lists, the costs of motivational sales meetings, product demonstration seminars and product fairs, training sessions, distributor leadership seminars and business promotions meetings. Corporate image advertising, civic events and promotional activities are also classified as selling and administrative expenses. In addition, pursuant to the Amended and Restated Support Services Agreements between Amway, the Company and its affiliates, Amway provides information systems, executive management, investor relations services and certain administrative support services including legal, accounting, tax, treasury, marketing, insurance, inventory control and human resources services to the Company. The Company pays Amway for such services based on the internal labor and other direct and indirect costs incurred by Amway in providing such services. The Company also pays Amway software license fees and maintenance charges with respect to information systems provided by Amway. See Note 10 to the Consolidated Financial Statements and "Description of Business--Relationship with Amway--Support Services Agreement."

         The Company is not taxed in Bermuda where it is incorporated or in Hong Kong (except with respect to the operations of the Hong Kong affiliate) where its headquarters are located. Each Company affiliate is subject to taxation in the country in which it operates. Currently, the statutory tax rates in the Company's markets range from a high of 36% in Australia to a low of 7.5% in China. The Malaysian government suspended the income tax on business-related income in that country for the 1999 tax year which, for the Company's Malaysia affiliate, is the Company's 1999 fiscal year. Income taxes in Malaysia resumed effective for fiscal 2000 at the expected statutory tax rate of 28%. See "--Results of Operations--Income Taxes." In China, the current tax laws, which apply to calendar years, allow the Company's China affiliate to pay no tax on profits for the two calendar years beginning in the year that an accumulated profit was realized; thereafter, the China affiliate is subject to special reduced rates of 7.5% for three years, 10.0% for the subsequent three years and 15% thereafter. Such an accumulated profit was realized by the Company's China affiliate during the 1997 calendar year; therefore, the Company's China affiliate was not subject to tax on profits in 1997 and 1998. The Company's China affiliate operated at a loss for the 1998 calendar year and therefore the Company did not receive any benefit from this tax holiday for calendar 1998. The China tax laws allow for losses to be carried forward for up to five years. A 7.5% statutory tax rate applied for the 1999 calendar year and the Company recorded a tax benefit at August 31, 1999, in line with its expectation that a portion of the China affiliate's fiscal 1999 loss will be used to offset future taxable earnings at that affiliate. See "Description of Business--Government Regulation--China Direct Selling Regulations" and "--Results of Operations--Income Taxes." Dividends from the Company's subsidiaries in Taiwan and Thailand are subject to withholding taxes at the rates of 20% and 10%, respectively.


FISCAL 1999

         Summary. The Asian economic crisis continued to have a significant negative impact on the Company's business during fiscal 1999, particularly in the first half of the fiscal year, as the significant decline in purchasing power in many of the Company's markets contributed to the decline in the Company's overall sales volume. Local currencies in several of the Company's markets, which significantly weakened in comparison to the U.S. dollar during fiscal 1997 and 1998, recovered to some degree in the first quarter of fiscal 1999 and remained relatively steady throughout the remainder of the fiscal year, leading to a slightly positive impact on reported U.S. dollar sales for fiscal 1999 as compared to fiscal 1998. Sales momentum in China was slow to recover after the Company was permitted to resume operations in July 1998 following the government's directive in April 1998 to cease all direct selling activities. The negative effects of the ban, and the adverse publicity which accompanied the ban, were severe and pervasive, making the Company's efforts to recruit sales representatives and privileged customers extremely difficult in that market, particularly in the first half of fiscal 1999. Midway through the third quarter of fiscal 1999, the China Business Revitalization Program, designed to make the Amway business opportunity more attractive and tailored to the environment in China, was launched. This program proved successful in attracting sales representatives and helped to generate a higher level of sales in that market in the second half of fiscal 1999 as compared to the same period in fiscal 1998. The Company generated an increase in operating profit in fiscal 1999 as compared to fiscal 1998 due primarily to the impact of the China Business Revitalization Program and efforts to control costs in China and other markets.

         Core Distributor Force; Sponsoring. At August 31, 1999, the Company had a core distributor force of approximately 601,000 independent distributors (those distributors who had renewed their distributorships from the prior fiscal year), a decrease compared to the August 31, 1998 level of 646,000. This decrease was primarily due to the decline in core distributor force in Thailand and Taiwan. The core distributor force in Malaysia and Australia increased for fiscal 1999 due to the distributor benefit program in Malaysia (see "--Results of Operations") and due to the larger base of distributors carrying over from the previous year in both markets. In China, the number of sales representatives declined as a result of the change in the mode of operations in China at the beginning of fiscal 1999, which included a reclassification of certain distributors as privileged customers.

         For fiscal 1999, as compared to fiscal 1998, overall sponsoring declined as a result of a decrease in all of the Company's markets except Malaysia and Hong Kong, which recorded strong increases in sponsoring. The decreases were largely due to the economic conditions in Asia. In Australia, there was a difficult comparison to the prior year when distributor enthusiasm in that market was high following the implementation of direct fulfillment in fiscal 1998. The increase in Malaysia reflected distributor enthusiasm for the new Distributor Benefit Program and successful promotions on big ticket items used to attract new distributors together with the stabilization of the

Malaysia economy. In China, the enthusiasm generated by the China Business Revitalization Program and the easing of the criteria to become a sales representative in that market led to an increase in sponsoring in the second half of fiscal 1999 as compared to the same period of fiscal 1998.


RESULTS OF OPERATIONS

NET SALES BY COUNTRY

         The table below sets forth net sales information in U.S. dollars for each of the countries in which the Company has operations for the periods shown.

                                                        NET SALES BY COUNTRY
                                                     (U.S. DOLLARS IN THOUSANDS)

                                               % CHANGE                 % CHANGE                % CHANGE
                                      FISCAL      FROM        FISCAL       FROM       FISCAL       FROM
COUNTRY                                1999    FISCAL 1998     1998    FISCAL 1997     1997    FISCAL 1996
-------------                        -------   ----------    -------   -----------    ------   ------------
China.............................  $ 55,452     (18.8)%    $ 68,304     (61.6)%    $178,008       182.9%

Hong Kong (1).....................    25,468     (18.9)       31,412     (8.8)        34,435       (10.4)

Taiwan............................   122,594     (13.6)      141,920     (13.9)      164,783       (15.3)
                                     -------                 -------                 -------
GREATER CHINA REGION..............   203,514     (15.8)      241,636     (35.9)      377,226        27.5

Malaysia / Brunei (2).............    83,459     (11.9)       94,706     (30.0)      135,244        21.3
Thailand..........................    89,171     (14.5)      104,326     (42.5)      181,574         8.3
                                     -------                 -------                 -------

MALAYSIA-THAILAND REGION..........   172,630     (13.3)      199,032     (37.2)      316,818        13.5

Australia.........................   107,386     (13.6)      124,232      2.0        121,796         4.9

New Zealand.......................    17,945     (20.9)       22,679     (22.7)       29,326        14.2
                                     -------                 -------                 -------

AUSTRALIA-NEW ZEALAND REGION......   125,331     (14.7)      146,911     (2.8)       151,122         6.6
                                     -------                 -------                 -------

Total Net Sales...................  $501,475     (14.7)     $587,579     (30.5)     $845,166        17.9%
                                    ========                ========                ========

(1)  Includes Macau.
(2) Brunei, included in the results of Malaysia since its acquisition by Malaysia on April 30, 1996, is immaterial to the comparisons.

         The table below sets forth the change in local currency net sales for each of the countries in which the Company has operations for fiscal 1999 and 1998 as compared to the previous fiscal year.

                    CHANGE IN LOCAL CURRENCY NET SALES BY COUNTRY
                    ---------------------------------------------

                                              % INCREASE (DECREASE)
                                            FROM THE PRIOR FISCAL YEAR
                                              FISCAL           FISCAL
                                               1999             1998
                                               ----             ----
COUNTRY
-----------------
China......................................  (18.8)            (61.7)

Hong Kong (1)..............................  (18.8)             (8.7)

Taiwan.....................................  (12.9)              0.9

Malaysia/Brunei (2)........................   (9.8)              2.8

Thailand...................................  (22.7)            (10.3)

Australia..................................  (10.4)             19.8

New Zealand................................  (15.0)             (6.7)

(1)  Includes Macau.
(2) Sales are denominated in more than one local currency. Any fluctuation in the exchange rates between the currencies in this market were immaterial to the calculation of percentage change in local currency sales.

Specific Components of Income and Expense Represented as a Percentage of Net Sales.

         The following table sets forth the percentage of net sales represented by the specific components of income and expense for the periods shown.

                                                                 YEARS ENDED AUGUST 31,


                                                      1999              1998            1997
                                                   ----------        ---------        --------
Net sales (1).......................................  100.0%            100.0%          100.0%
Cost of sales.......................................   43.2              43.8            37.1
                                                      -----             -----           -----
 ....................................................   56.8              56.2            62.9
                                                      -----             -----           -----
Distributor incentives..............................   25.7              26.7            25.9
Distribution expenses...............................    7.5               7.7             5.9
Selling and administrative expenses.................   18.4              17.5            13.6
                                                      -----             -----           -----
Total operating expenses
 ....................................................   51.6              51.9            45.4
                                                      -----             -----           -----
Operating income....................................    5.2               4.3            17.6
Other income - net..................................    1.3               1.6             2.9
                                                      -----             -----            -----
Income before income taxes and minority interest....    6.5               6.0            20.5
Income taxes........................................    2.7               4.0             6.5
                                                      -----             -----           -----
Income before minority interest.....................    3.9               2.0            14.0
Minority interest in net income of consolidated
  subsidiaries......................................    1.4               1.7             1.7
                                                      -----             -----           -----
Net income..........................................    2.5%              0.2%           12.3%
                                                      =====             =====           =====

(1)  Figures in this table may not add due to rounding.

Fiscal 1999 Compared to Fiscal 1998

         Net Sales. Net sales of $501.5 million for fiscal 1999 decreased $86.1 million (14.7%) from net sales of $587.6 million for fiscal 1998, reflecting double-digit declines in all the Company's markets. Although net sales declined for the year, net sales increased 9.2% for the fourth quarter of fiscal 1999 as compared to the fourth quarter of fiscal 1998 reflecting increases in China and, to a lesser extent, Malaysia. This increase in the Company's net sales for the fourth quarter reflects a favorable comparison with the prior year, when the government ban on direct selling in China (see "Description of Business--China Operations") and the Asian economic crisis severely impacted the Company's results.

         Net sales in the Greater China region for fiscal 1999 were $203.5 million, a decrease of 15.8% from fiscal 1998. Net sales in China declined 18.8% for fiscal 1999 reflecting the slow restart in that market, particularly in the first half of fiscal 1999, under the new mode of operations. Under this mode of operations, distributors worked with a revised sales plan and shifted the emphasis of their work from business opportunity and network development to product sales and customer service. In addition, during that period of transition, sales representatives approached the rebuilding of their businesses with a cautious attitude due to public uncertainty regarding direct selling companies in China. The sales trend in China significantly improved in the fourth quarter of fiscal 1999 when net sales in that market were approximately double that of each of the previous three quarters of fiscal 1999. This fourth quarter increase in China sales reflected the positive impact of the China Business Revitalization Program. This program, which was launched midway through the third quarter of fiscal 1999, has attracted an increased number of sales representatives and has generated increased sales as compared to sales levels prior to implementation of the program. These increased sales are primarily the result of new product introductions and increased unit volume of certain Home Care and Toiletry products on which prices were reduced by 30% to 40% as part of the Revitalization Program. The increase in unit volume of these Home Care and Toiletry products, together with recent decreases in import duties on raw materials and consumption taxes related to these products, has been sufficient to cause an increase in gross profit on these products since the inception of the Program, notwithstanding the decrease in prices for such products. The transition to local manufacturing in China required by Chinese regulations and the high level of promotional activity in the first half of fiscal 1999 resulted in some of the Company's more popular products becoming temporarily sold out near the end of the second quarter of fiscal 1999. The products were again made available during the second half of fiscal 1999 and contributed to the improved sales trend in China in the fourth quarter. The year-to-year net sales comparison in China was negatively impacted by the reduction in the sales return reserve of $4.3 million in the fourth quarter of fiscal 1998 compared to a reduction in the sales return reserve of $1.5 million in the first quarter of fiscal 1999. Fiscal 1999 net sales in Taiwan declined 13.6% compared to fiscal 1998 primarily due to the much weakened purchasing power in Taiwan, particularly for high ticket items, such as the Air Treatment System which was introduced in fiscal 1998, and increased competitive pressure in the market. The effect of translating local currency sales into U.S. dollars at weaker exchange rates compared to those in effect during the prior year also had a negative impact on the U.S. dollar sales comparison in Taiwan.

         Net sales in the Malaysia-Thailand region were $172.6 million for fiscal 1999, a decrease of 13.3% compared to fiscal 1998. This decrease primarily reflects the more difficult economic environment and decline in purchasing power in both Malaysia and Thailand, particularly in the first half of fiscal 1999. The region's sales comparison for the year was positively impacted by the strengthening of the Thai baht, in relation to the U.S. dollar, partially offset by the negative impact of the devaluation of the Malaysian ringgit. In Malaysia, the full year sales decline was moderated by increased net sales in the fourth quarter of fiscal 1999 as compared to the fourth quarter of fiscal 1998. This increase for the fourth quarter in Malaysia was primarily due to successful promotional activity for higher priced items and the launch of the Air Treatment System in July 1999, increased applications as a result of the introduction of the distributor benefit program in January 1999 and a stabilization in local economic conditions.

         Net sales in the Australia-New Zealand region were $125.3 million for fiscal 1999, a decrease of 14.7% compared to fiscal 1998 reflecting a difficult comparison with the strong results in fiscal 1998 when direct fulfillment, a direct ordering program was launched in Australia and a special incentive trip was offered to distributors. The adverse economy in New Zealand and the departure of a major distributor leader in that market also had a negative impact on fiscal 1999 sales for the region. The region's sales comparison for the year was also negatively impacted by the effect of translating both Australia's and New Zealand's local currency sales into U.S. dollars at weaker exchange rates compared to those in effect during the prior year.

         Price increases had a positive impact on fiscal 1999 net sales in each of the Company's markets except China, which had an overall price decrease in association with the China Business Revitalization Program. The Company's fiscal 1999 net sales would have declined approximately 18% as compared to fiscal 1998 without these price changes.

         Gross Profit. Gross profit, as a percentage of sales, increased in fiscal 1999 to 56.8% from 56.2% in fiscal 1998. The fiscal 1998 gross margin reflects a charge of $12.3 million for excess and obsolete inventory in China, due to the ban on direct selling which began in April 1998. In fiscal 1999, gross margin includes a $2.0 million write back made in the fourth quarter of that 1998 reserve reflecting the positive results of the China Revitalization Program. Excluding the impact of the $12.3 million reserve in fiscal 1998 and the subsequent $2.0 million partial write back of that reserve in fiscal 1999, gross profit as a percent of sales decreased from 58.3% in fiscal 1998 to 56.4% in fiscal 1999 due principally to the higher cost of U.S. dollar purchases from Amway, primarily in Malaysia and Taiwan, resulting from these countries' weaker currencies relative to the U.S. dollar.

         Expenses. Operating expenses decreased $46.4 million (15.2%) to $258.7 million for fiscal 1999 primarily due to the decrease in distributor incentives resulting from the Company's lower sales level. The decline in selling and administrative expenses and distribution expenses also contributed to the overall decline in operating expenses for the year. Distribution expenses declined primarily reflecting lower costs in China due to a reduction in distribution employees and lower infrastructure costs and a favorable comparison with the prior year with respect to Australia, when the launch of that market's direct fulfillment initiative resulted in higher costs. Selling and administrative expenses declined primarily due to management restructuring and a significant reduction in employee and other variable costs in China. Lower distributor incentive trip costs, particularly in Australia and Malaysia, and the benefit of promotional funds provided to Malaysia and Thailand by Amway also contributed to the decline in operating expenses.

         As a percentage of sales, operating expenses declined in fiscal 1999 to 51.6% from 51.9% in fiscal 1998. This decrease primarily reflects a change in the special sales bonus program in Australia and Taiwan and the restructure of the distribution system in China.

         Operating Income. Operating income of $26.3 million for fiscal 1999 increased $1.0 million (4.1%) from operating income of $25.3 million for fiscal 1998 primarily due to the decline in operating expenses substantially offset by the decline in gross profit caused by the decline in sales. As a percentage of sales, operating margin increased to 5.2% in fiscal 1999 from 4.3% in fiscal 1998 reflecting the increase in gross margin and the decline in operating expenses as a percentage of sales.

         Other Income - Net. Other income - net for fiscal 1999 decreased $3.2 million (32.8%) to $6.5 million. This decrease was primarily due to lower net interest income as a result of lower average cash balances and the $3.1 million VAT refund in China in fiscal 1999 compared to the $5.2 million VAT refund in the prior year. These unfavorable factors were partially offset by the comparative impact of the fiscal 1998 write-off of certain expenditures related to the previously planned Shanghai manufacturing facility. Other income includes realized and unrealized foreign currency exchange losses of $3.3 million for fiscal 1999 and $3.9 million in fiscal 1998.

         Income Taxes. Income taxes for fiscal 1999 decreased $10.2 million (43.4%) compared to fiscal 1998 primarily due to a tax holiday applicable to fiscal 1999 business income in Malaysia. The effective tax rate decreased to 40.5% for fiscal 1999 from 67.2% for fiscal 1998 primarily due to the tax holiday in Malaysia and the $0.8 million tax credit recorded in China in fiscal 1999 compared to fiscal 1998 when China recorded a net loss for which no corresponding tax benefit was recorded.

         Net Income. Net income for fiscal 1999 of $12.5 million ($0.22 per share) increased $11.0 million from $1.5 million ($0.03 per share) for fiscal 1998 primarily due to operating income remaining steady despite the lower sales level and the lower income tax expense in fiscal 1999. As a percentage of sales, net income for fiscal 1999 increased to 2.5% from 0.2% primarily due to the lower effective tax rate, the increase in gross margin and the decline in operating expenses as a percentage of sales.

Fiscal 1998 Compared to Fiscal 1997

         Net Sales. Net sales of $587.6 million for fiscal 1998 decreased $257.6 million (30.5%) from net sales of $845.2 million for fiscal 1997. This decrease was primarily due to the effect of translating sales into U.S. dollars from local currencies that have devalued relative to the U.S. dollar since July 1997 (see "--Foreign Currency Exchange Rate Information and Market Risk"), and due to the difficult operating environment in China. See "Description of Business--China Operations." The negative impact of currency devaluations came primarily from the Malaysia-Thailand region but also from the Australia-New Zealand region and Taiwan. Approximately 60% of the Company's sales decline was due to this effect of translating sales into U.S. dollars at weaker local currency exchange rates. Excluding China, an average of 30 new or improved products were introduced in each region. For the total Company, new or improved products introduced within the past 24 months represented over 20 percent of total sales in fiscal 1998.

         Net sales in the Greater China region for fiscal 1998 were $241.6 million, a decrease of 35.9% from fiscal 1997. This decline was primarily driven by the 61.6% decrease in net sales in China primarily due to the three-month ban on direct selling activities in China, effective April 21, 1998 and the negative impact of the stringent regulatory environment in China prior to the ban. Net sales in China were positively impacted by the lower rate of product and starter kit returns experienced in fiscal 1998 as compared to fiscal 1997 as a result of the revised return policy. See "Description of Business--China Operations." In the fourth quarter of fiscal 1998, a significant portion of China's sales was the result of promotions to reduce excess inventory that had built up in advance of the sales ban and a $4 million reduction of the sales return reserve to reflect the lower rate of returns. Fiscal 1998 net sales in Taiwan declined 13.9% compared to fiscal 1997 due to the effect of translating local currency sales into U.S. dollars at weaker exchange rates compared to those in effect during the prior year; sales increased 0.9% in local currency terms. See "Description of Business--Risks and Uncertainties--Our business is subject to the economic and political turmoil occurring in the Asia Pacific Region."

         Net sales in the Malaysia-Thailand region were $199.0 million for fiscal 1998, a decrease of 37.2% compared to fiscal 1997. This decrease reflects the significant devaluation of the Malaysian ringgit and the Thai baht in relation to the U.S. dollar as compared to the same period of fiscal 1997. Local currency net sales for fiscal 1998 increased 2.8% in Malaysia compared to fiscal 1997 primarily due to the introduction of new Nutrition & Wellness products and the increase in that market's core distributor force. In Thailand, the 10.3% decline in local currency net sales was primarily due to lower demand resulting from the adverse economic environment in that country. See "Description of Business--Risks and Uncertainties--Our business is subject to the economic and political turmoil occurring in the Asia Pacific Region."

         Net sales in the Australia-New Zealand region were $146.9 million for fiscal 1998, a decrease of 2.8% compared to fiscal 1997 primarily due to the devaluation of the local currencies in that region in relation to the U.S. dollar as compared to fiscal 1997. In Australia, local currency sales for fiscal 1998 increased 19.8% compared to fiscal 1997. This local currency sales increase reflects, in part, the efforts of Australia's larger core distributor force, which grew 24% in fiscal 1997 and 8% in fiscal 1998. Growth in sales of Catalog products in Australia also had a significant impact on that market's net sales for fiscal 1998, while continued strong sales of new Nutrition & Wellness products introduced in the second quarter of fiscal 1998 and the impact of the new Home Shopping Delivery program further improved Australia's net sales. In New Zealand, the 6.7% decline in local currency net sales reflects the decline in distributor sponsoring and low consumer confidence in the economy in that market. New Zealand's fiscal 1998 net sales comparison to the prior year was also negatively impacted by the launch of the Water Treatment System in the first quarter of fiscal 1997.

         Price increases did not have a material effect on the Company's net sales for fiscal 1998.

         Gross Profit. Gross profit, as a percentage of sales, decreased in fiscal 1998 to 56.2% from 62.9% in fiscal 1997. This decrease primarily reflects the higher cost of U.S. dollar purchases from Amway in Thailand, Malaysia and Taiwan resulting from the negative impact of weaker local currencies against the U.S. dollar. The lower gross profit percentage also reflects the third quarter charge to cost of sales of $12.3 million for excess and obsolete inventory in China as a result of the impact of the government's ban on direct selling activities in that market. See "Description of Business--China Operations."

         Expenses. Operating expenses decreased $78.2 million (20.4%) to $305.1 million for fiscal 1998. This decrease was primarily due to the effect of translating local currency expenses into U.S. dollars at exchange rates that reflect weaker local currencies than a year ago in all markets except China and Hong Kong, as well as the decrease in distributor incentives in China resulting from the lower sales levels. Eliminating the effects of translation to U.S. dollars, operating expenses increased at rates ranging from 7% to 29% (as expressed in the respective local currencies) in all the Company's markets except China and Thailand; the largest percentage increase was in Australia due to increased distributor incentives in support of the higher sales level in that market. As a percentage of sales, operating expenses increased in fiscal 1998 to 51.9% from 45.4% in fiscal 1997, primarily as a result of the lack of absorption of operating expenses in China at that market's lower sales level.

         Operating Income. Operating income of $25.3 million for fiscal 1998 decreased $123.3 million (83.0%) from operating income of $148.6 million for fiscal 1997 primarily due to the significant decline in sales volume in China and the significant negative impact of foreign exchange rate fluctuations on sales and gross margin, primarily in Malaysia and Thailand. As a percentage of sales, operating margin decreased to 4.3% in fiscal 1998 from 17.6% in fiscal 1997 primarily due to the lack of absorption of operating expenses in China at that market's lower sales level. The decline in gross margin percentage, primarily in Thailand, and the $12.3 million charge for excess and obsolete inventory in China also contributed to the operating margin decline.

         Other Income - Net. Other income - net for fiscal 1998 decreased $15.0 million (60.8%) to $9.7 million. This decrease was primarily due to the decline in interest income due to the lower cash balances principally related to the share repurchase in fiscal 1997 and the reduction in net operating cash flow in fiscal 1998. Realized and unrealized foreign currency exchange transaction losses in fiscal 1998 of $3.9 million, compared to $2.6 million in fiscal 1997, also contributed to the decline in other income - net. During the fourth quarter, the Company recorded a write-off of certain expenditures related to the previously planned Shanghai manufacturing facility (see "--Liquidity and Capital Resources") in the amount of $2.6 million. In addition, the Company received a nontaxable

VAT refund in China of $5.2 million in fiscal 1998 compared to $6.5 million in fiscal 1997. Fiscal 1999 will be the final year that the Company will be eligible to receive this VAT refund in China.

         Income Taxes. Income taxes for fiscal 1998 decreased $31.4 million (57.2%) compared to fiscal 1997 primarily due to the Company's 79.8% decline in pre-tax income. The effective tax rate increased from 31.7% for fiscal 1997 to 67.2% for fiscal 1998 primarily due to the loss in China in fiscal 1998 with no corresponding tax benefit, compared to non-taxable income in China in fiscal 1997. See "Description of Business--Government Regulation--China Tax Issues." Income taxes benefited in fiscal 1998 from the liquidation of Amway Asia Pacific Enterprises Inc. in November 1997 which resulted in the reversal of personal holding company taxes accrued for that entity for the 1997 calendar year. Income taxes were also decreased by lower dividend withholding taxes from the reduced earnings in certain markets.

         Net Income. Net income for fiscal 1998 of $1.5 million ($0.03 per share) decreased $102.6 million (98.6%) from $104.0 million ($1.76 per share) for fiscal 1997 as a result of the factors described above. As a percentage of sales, net income for fiscal 1998 decreased from 12.3% to 0.2% primarily due to the lower gross margin percentage and the lack of absorption of operating expenses in China at that market's lower sales level.


LIQUIDITY AND CAPITAL RESOURCES

         At August 31, 1999, the Company had cash and cash equivalents of $151.6 million, a decrease of $5.5 million since August 31, 1998. Uses of cash and cash equivalents were $13.0 million in capital expenditures (discussed below), the net $12.4 million purchase of investments, $11.3 million in dividends paid by the Malaysia affiliate to minority shareholders and $8.3 million net payments on short-term borrowings. These uses of cash were partially offset by the $33.1 million provided by operating activities which primarily reflected the $12.5 million of net income and the non-cash nature of depreciation and amortization expenses of $12.8 million, the $2.2 million invested by the other partner in a joint venture in Australia (discussed below) and the $3.8 million positive impact of the translation of local currency cash and cash equivalents held at the Company's foreign affiliates into U.S. dollars at more favorable foreign currency exchange rates as compared to the exchange rates at the beginning of fiscal 1999. See "--Foreign Currency Exchange Rate Information and Market Risk."

         In the third quarter of fiscal 1999, the Company's Australia affiliate entered a joint venture for the purpose of selling insurance and other financial products to and through distributors. The other party to the joint venture contributed $2.2 million to the newly formed company, Amway Financial Services Holdings Pty Ltd ("AFS"). Based on the joint venture agreement, in accordance with Generally Accepted Accounting Principles in the United States, the joint venture partner's interest in AFS is reflected in the Company's consolidated financial statements as a minority interest in a subsidiary.

         Historically, the Company has maintained significant working capital levels. At August 31, 1999, the Company's working capital of $113.2 million had increased from working capital of $102.1 million at August 31, 1998, primarily because working capital generated from operations was more than sufficient to cover the cash used for capital expenditures and dividends paid by a subsidiary to minority shareholders and because working capital was positively impacted by the effect of exchange rate fluctuations on the translation of working capital items.

         Of the $13.0 million in capital expenditures for fiscal 1999, $9.6 million was for the expansion of the Company's operations in China. Capital expenditures for fiscal 2000 are expected to be approximately $32.1 million, including $24.3 million for expansion in China. The expansion in China includes the expansion of the Guangzhou manufacturing facility where new Artistry and Nutrition & Wellness products for that market are being produced. The Company is in the final stages of this manufacturing expansion, which is expected to be completed in the third quarter of fiscal 2000, in coordination with the China market's new product launch plan. In addition to the $32.1 million of fiscal 2000 estimated capital expenditures, the Company's Malaysia affiliate has authorized $9.1 million for new regional distribution centers and construction of a new distribution center and headquarters building in Malaysia. The Company does not currently expect to begin significant spending on these capital projects in Malaysia until after fiscal 2000, except for approximately $0.6 million to be used in fiscal 2000 for the purchase of a regional distribution center. The capital expenditures in Malaysia will be funded using the proceeds of its public offering completed in August 1996. The Company's other capital expenditures, including the capital expenditures for China expansion, are expected to be funded from the Company's cash on hand and, if necessary, bank borrowing.

         The China affiliate is expected to continue its short-term borrowing position through fiscal 2000. The China affiliate maintained a credit facility of $18.1 million and had outstanding borrowings of $10.3 million against this credit facility as of August 31, 1999. The parent Company is expected to continue to help fund the manufacturing facility expansion in China during fiscal 2000. The parent Company, which receives most of its cash from dividends received from its affiliates, maintained short-term bank borrowings during most of the first six months of fiscal 1999 but paid the balance of such borrowings in February 1999. Although the parent Company plans to maintain its $25.0 million credit facility, it does not expect to borrow against this credit facility in fiscal 2000 and has no other plans for incurring indebtedness prior to the amalgamation with New AAP Limited that is planned in connection with the recent tender offer. See "Description of Business--General."

         The Company did not pay a dividend during fiscal 1999 because of continued uncertainties with respect to business conditions in the region and the need for the Company to retain its cash for planned capital needs and to cover the operating losses experienced in China through the third quarter of fiscal 1999.

         Approximately 40% of the Company's cash and short-term investments at August 31, 1999 were held by the Company's Malaysia affiliate. Minority shareholders own 48.3% of this affiliate. Of the total cash and investments held by the Malaysia affiliate, approximately $11.7 million represents the remaining proceeds from the Malaysia affiliate's public offering and is primarily dedicated to future capital requirements of the Malaysia affiliate. The Malaysia affiliate obtained regulatory approval to amend that affiliate's Memorandum and Articles of Association to authorize the affiliate to repurchase up to 10% of its outstanding common stock or 9,997,000 shares, for a maximum aggregate price of Malaysian ringgit 100 million, subject to certain regulatory limitations. This action was approved by the Malaysia affiliate's shareholders at its January 12, 1998 annual shareholders' meeting. As of August 31, 1999, the Malaysia affiliate had repurchased and cancelled 1,365,000 of its shares in fiscal 1998 on the open market at an aggregate price of Malaysian ringgit 8.6 million. These repurchases were funded by the Malaysia affiliate's available cash on hand, not including the proceeds from the public offering, and internally generated funds and any future repurchases would be funded by cash on hand and, depending on future operations, internally generated funds.

         Pursuant to the Amalgamation Agreement, all issued and outstanding options to purchase Common Stock shall be converted into rights to receive cash in accordance with the Black-Scholes Option Pricing Model and will require surrender of all such options by the holders thereof as of the effective date of the Amalgamation. The Company will pay an aggregate amount of $1.1 million in connection with the surrender of such options.

OUTLOOK

         The Company believes sales growth will resume in fiscal 2000 due to significantly improved results in China. The Company's new mode of operation is gaining wider acceptance in China and expanded product offerings in that market are being well received. The number of sales representatives also is increasing and this is a key indicator of future growth. See "Description of Business--Risks and Uncertainties".

FORWARD LOOKING STATEMENTS

         The statements contained in this report that are not historical facts are forward looking statements. These forward looking statements involve risks and uncertainties with respect to the Company's markets. With respect to operations in China, these risks and uncertainties include the ability of the Company to manage effectively issues associated with the modification and refinement of its marketing plan and its distribution system. The Company is still in the process of obtaining the necessary approvals from certain provinces and cities for all aspects of its new mode of operations, including the use of independent sales agents. In addition, the Company is also trying to obtain licenses for new cities and branches. Obtaining these approvals and licenses involves regular discussions with national, provincial and city government officials; the Company believes that it has good relations with governmental officials, but there can be no assurance that the approvals and licenses will be obtained. In addition, operations can always be adversely affected by new or existing government regulations, or interpretations thereof, or by other governmental action. In addition, risks and uncertainties in China include: (i) the possibility of increased government scrutiny of and regulations regarding the direct selling industry; (ii) the Company's ability to source materials necessary to achieve portions of its fiscal 2000 product launch schedule; and (iii) the possibility that because of the Company's relationship with Amway Corporation, a U.S. company, the Company can be affected by changes in the US - China relationship.

         In addition, the forward looking statements contained herein are subject to other risks and uncertainties with respect to the Company's markets, which could cause results to differ materially such as, without limitation, a worsening of economic turmoil in the Company's markets, such as the occurrence of further adverse currency volatility in the markets in which the Company operates, the creation of adverse government regulations or the occurrence of adverse government action in the Company's markets related to either the Company's Sales and Marketing Plan or its products, import or price restrictions in any of the Company's markets, the possibility of adverse publicity directed at the Company in its markets, the difficulty in passing on the full impact of the cost increases to distributors, given the economic situation in the Company's markets and a deterioration of the Company's positive relationship with its distributor leadership. The most significant uncertainty, with respect to currencies that impact the Company, is whether the Chinese yuan will be devalued against the dollar; in addition to its impact on operations in China, that could in turn lead to further weakening of other Asian currencies. See "Description of Business--Risks and Uncertainties."


INFLATION

         Inflation has not had a significant effect upon the Company's business.


FOREIGN CURRENCY EXCHANGE RATE INFORMATION AND MARKET RISK

         The consolidated financial statements of the Company are prepared in U.S. dollars in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). Transactions at the Company are predominantly accounted for in U.S. dollars. However, all affiliates of the Company operate outside of the United States and each affiliate accounts for transactions in its local currency and holds cash and short-term investments in its local currency, except as noted below.

         From the fourth quarter of fiscal 1997, the effect of translating local currency amounts into U.S. dollars had a negative impact on the reported financial results of the Company until the second quarter of fiscal 1999. For the second, third and fourth quarters of fiscal 1999, comparative translated results received a benefit from the strengthening of certain local currencies in relation to the U.S. dollar as compared to the same periods of fiscal 1998. The following table shows the approximate effective weighted average exchange rates used, in accordance with U.S. GAAP, to translate the seven primary foreign currencies in which the Company operates into U.S. dollars for the Company's consolidated statements of income for fiscal years 1999 and 1998.

                                           Weighted Average Exchange Rate
                                           (Local Currency per U.S. dollar)
                                           --------------------------------                Percentage Change *
                                                 Year ended August 31,                ----------------------------
                                           --------------------------------
                                                                                      From 1998       From 1997
                                              1999      1998      1997                 to 1999         to 1998
                                              ----      ----      ----                 -------         -------
Chinese yuan .............................    8.28      8.28       8.30                 --                --
Hong Kong dollar .........................    7.75      7.74       7.74                 --                --
New Taiwan dollar ........................   32.65     32.39      27.65                  (1%)             (15%)
Malaysia ringgit .........................    3.80      3.71       2.53                  (2%)             (32%)
Thai  baht ...............................   37.36     41.32      26.46                  11%              (36%)

Australian dollar ........................    1.58      1.52       1.29                  (4%)             (15%)
New Zealand dollar .......................    1.88      1.75       1.45                  (7%)             (17%)



* Percentage change is calculated on the rates expressed as U.S. dollar per local currency.

         Since the beginning of the fourth quarter of fiscal 1997, when the significant devaluation began, through the end of fiscal 1998, five of the seven primary foreign currencies devalued against the U.S. dollar to various degrees between 25% and 38%. During this time, the devaluations of the Thai baht and the Malaysian ringgit had the largest negative impact on the Company in regard to this market risk while the New Taiwan dollar and Australian dollar also had a negative impact. During the first quarter of fiscal 1999, the Thai baht, Australian dollar, New Zealand dollar and New Taiwan dollar all strengthened to varying degrees between 7% and 16% against the U.S. dollar while the Chinese yuan, Hong Kong dollar and Malaysia ringgit remained relatively unchanged. All seven of the currencies have remained relatively steady since the first quarter of fiscal 1999. Despite this recent relative stability, the volatility of these currencies relative to the U.S. dollar continues to represent a risk of loss to the Company in the near term.

         Foreign Currency Exchange Rate Risk on Cash and Short-term Investments. The Company's cash is primarily generated and held in seven different foreign currencies by the Company's various affiliates. Of the Company's $162.0 million of cash and short-term investments at August 31, 1999, approximately $45.2 million was held in U.S. dollars primarily at the Malaysia, China and Taiwan affiliates and the parent company, while the remaining balance was held in local currencies. Because the Company's consolidated financial statements are reported in U.S. dollars, this local currency cash and investments balance is exposed to the fluctuations of foreign currency exchange rates. The effect of this market risk can impact the U.S. dollar fair value of these assets as well as the Company's consolidated cash flows. In estimating the extent of market risk to the Company's cash and investments the Company analyzed recent data with respect to historical and potential fluctuations in the seven primary foreign currencies in which such instruments are held compared to the U.S. dollar. Certain currencies have experienced little or no devaluation against the U.S. dollar, while the other currencies, as discussed above, have fluctuated significantly over the past two and a half years. These exchange rate fluctuations were then weighted by the amount of cash and investments held in the respective currency and a hypothetical 10% adverse change in the overall foreign currency exchange rate was determined to reasonably reflect an overall possible near-term change in such rates. The potential loss in fair value of the Company's cash and investments held at August 31, 1999 which would result if such a hypothetical 10% adverse change in foreign currency rates occurred would be approximately $11.7 million. If such an adverse change in foreign currency exchange rates occurs, a significant portion of the impact would be reflected in other comprehensive income and as a translation adjustment to stockholders' equity on the Company's balance sheet; in addition, it would also impact the Company's consolidated statement of cash flows.

         Other Foreign Currency Exchange Rate Risk. In accordance with U.S. GAAP, transaction related currency exchange gains or losses are reflected in net income; while the translation adjustments, resulting from the translation of assets and liabilities at current exchange rates as of the balance sheet date, are reflected in other comprehensive income and recorded as a separate component of stockholders' equity. The Company's transaction related currency exchange gains or losses are primarily the result of exchange rate fluctuations on U.S. dollar transactions with Amway, including any gains or losses on foreign currency forward contracts used, in certain cases, to hedge these transactions as discussed below. All of the Company's subsidiaries, except Australia and New Zealand, pay for their purchases of products from Amway in U.S. dollars and bear the risk of foreign currency exchange fluctuations. Australia and New Zealand pay for their purchases of products from Amway in local currencies, thereby transferring the immediate risk of foreign currency exchange rate fluctuations to Amway. Transaction related currency exchange gains/(losses), in U.S. dollars in thousands, during each of the last three fiscal years are as follows:

     YEARS ENDED AUGUST 31:                               GAIN/(LOSS)
     ----------------------                              ------------
           1999 ......................................... $ (3,315)
           1998 .........................................   (3,914)
           1997 .........................................   (2,554)

         The Company does not currently hedge currency exchange rate fluctuations that affect the translation of the Company's financial statements into U.S. dollars. However, certain of the Company's affiliates have taken actions to minimize the Company's foreign currency transaction exposure on U.S. dollar liabilities and future U.S. dollar transactions. These actions include entering forward contracts or holding U.S. dollars where it is economically viable and where local regulations allow. To the extent that these U.S. dollar deposits and forward contracts relate to existing liabilities, the Company's foreign currency exchange rate risk on income and cash flow with respect to these liabilities is effectively hedged. To the extent that these U.S. dollar deposits and forward contracts relate to future U.S. dollar transactions, the Company's cash flow on these transactions is effectively hedged; but until the future transaction occurs, the Company's earnings are exposed to foreign currency exchange rate risk because a fluctuation in the exchange rate will create a gain or loss on the hedge instrument with no offsetting effect on earnings from an underlying transaction. For example, in fiscal 1999, the Company recorded a foreign currency exchange loss of $3.3 million, primarily due to losses on forward contracts in Thailand and on U.S. dollar deposits in Taiwan as those markets' local currencies strengthened against the U.S. dollar since the beginning of the fiscal year.

         At August 31, 1999, the Company held U.S. dollar deposits or forward contracts as hedges on future transactions totaling $19.2 million at all of the Company's affiliates except Australia and New Zealand. In estimating the extent of foreign currency exchange rate risk on the Company's earnings related to these hedges, the Company analyzed recent data with respect to historical and potential fluctuations in the foreign currencies in which these U.S. dollar purchases are made. These exchange rate fluctuations were then weighted by the amount of U.S. dollar deposits and forward contracts held to hedge future transactions in the respective currency and a hypothetical 10% adverse change in the overall foreign currency exchange rate was determined to reasonably reflect an overall possible near-term change in such rates. An adverse change as it applies in this case would be a strengthening of the local currency against the U.S. dollar. The potential negative impact on the Company's after-tax earnings related to these hedges which would result if such a hypothetical 10% strengthening in foreign currency rates occurred would be approximately $1.3 million.

         The above calculations reflect the immediate impact of hypothetical point-in-time adjustments to exchange rates and is provided pursuant to the requirements of the rules and regulations of the Securities and Exchange Commission. It does not reflect the on-going operational effects on the Company of such changes in exchange rates. Due to the number of currencies involved, the constantly changing exposure in these currencies and the fact that all foreign currencies do not react in the same manner against the U.S. dollar, the Company's actual exposure to this market risk is difficult to quantify and there can be no assurance that these quantifications of the risk would reflect actual results.


NEW ACCOUNTING PRONOUNCEMENTS

         The Company adopted three new accounting pronouncements during fiscal 1999, which have impacted the presentation of the Company's consolidated financial statements. The Company also plans to adopt Statement of Financial Accounting Standards No. 133 (as amended by Statement No. 137), "Accounting for Derivative Instruments and Hedging Activities" which will impact on the Company's consolidated financial statements in future fiscal years. See Note 3 of Notes to the Consolidated Financial Statements.


YEAR 2000

         The Company's information technology ("IT") systems and certain non-IT systems did not experience any significant difficulties with the onset of Year 2000. Based on operations since January 1, 2000, the Company does not expect any significant impact to its ongoing business as a result of the Year 2000 issue. In addition, the Company is not aware of any significant Year 2000 or similar problems that have arisen for its suppliers or customers. The total cost of the Company's remediation efforts was approximately $3.3 million, including internal costs. This total cost consisted of approximately $1.1 of expenses, of which approximately $1.0 is reflected in fiscal 1999 results with the remainder to be recorded in fiscal 2000, and $2.2 of capital additions related to the remediation effort.

ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT

         (a) The following table sets forth certain information regarding the Company's directors and executive officers as of February 1, 1999:

                                                                               DIRECTOR/EXECUTIVE
             NAME                   AGE                POSITION                  OFFICER SINCE
             ----                   ---                --------                  -------------
Stephen A. Van Andel                44      Chairman, Director                        1994

Richard M. DeVos, Jr.               44      Vice Chairman, Director                   1994

Douglas L. DeVos                    35      President, Director                       1999

Eoghan M. McMillan                  64      Director                                  1994

Jack C.K. So                        54      Director                                  1994

John C.C. Chan                      56      Director                                  1996

L.H. Choong                         52      Director                                  1993

Eva Cheng                           47      Executive Vice President;                 1993
                                            Director

Lynn Lyall                          46      Chief Financial Officer, Vice             1999
                                            President and Treasurer

Lawrence M. Call                    57      Vice President                            1993

Craig N. Meurlin                    47      Vice President, General                   1993
                                            Counsel and Assistant
                                            Secretary

John C. Brockman                    56      Vice President, Distributor               1997
                                            Relations

Percy Chin                          44      Vice President, General                   1996
                                            Manager - East China

Patrick Hau                         48      Vice President, General                   1996
                                            Manager - National Operations

Audie Wong                          47      Vice President, General                   1995
                                            Manager - North China

Martin Liou                         42      General Manager - Taiwan                  1997

Low Han Kee                         40      Regional Manager - Malaysia               1997

Preecha Prakobkit                   51      General Manager - Thailand                1997

Peter Williams                      46      General Manager - Australia               1997

Betty Yeung                         51      General Manager - South China             1997

John C.R. Collis                    41      Secretary                                 1993

         Stephen A. Van Andel, age 44, has been Chairman of the Company since January 1995 and a Director since 1994. Since January 1995, Mr. Van Andel has been Vice Chairman of Amway Japan Limited. Mr. Van Andel has been Chairman of Amway since 1995 and was a member of the Policy Board of Amway from 1992 through August 31, 1999. He has been on the Board of Directors of Amway since September 1, 19999. He has been on the Board of Directors of Amway since September 1, 1999. Mr. Van Andel was Chairman of the Executive Committee of Amway and Vice President - Corporate Affairs of Amway from 1993 to 1995. He was appointed Vice President - Marketing of Amway in 1988 and in 1991, became Vice President - Americas. Prior to 1988, Mr. Van Andel held various administrative and management positions with Amway. He holds a Bachelor's Degree from Hillsdale College and a Master's of Business Administration from Miami University. Mr. Van Andel is also a director of Michigan National Bank Corp.

         Richard M. DeVos, Jr., age 44, has been a Director of AAP since 1994 and Vice Chairman since October 15, 1999. He served as president from January 1995 through October 15, 1999. Since January 1995, Mr. DeVos has been Chairman of Amway Japan Limited. He has been President of Amway since 1993 and was a member of the Policy Board of Amway from 1992 through August 31, 1999. He has been on the Board of Directors of Amway since September 1, 1999. Mr. DeVos was president and Chief Executive Officer of the Orlando Magic Ltd. from 1991 to 1993. He is Chairman of the Windquest Group, a multi-company management group which he founded in 1989. Prior to that, Mr. DeVos was Vice president - International of Amway since 1984. Previously,. He held various research and development, manufacturing, distribution, marketing, finance, public relations and government affairs positions with Amway. Mr. DeVos holds a Bachelor of Business Administration Degree from Northwood University and has attended the Executive Study Program at the Wharton School of the University of Pennsylvania. He is also a director of Old Kent Financial Corporation.

         Douglas L. DeVos, age 35, has been a director of AAP since April 14, 1999 and President since October 15, 1999. Since June 1998, Mr. DeVos has been Senior Vice President - Asia Pacific Region, Global Distributor Relations of Amway and was a member of the Policy Board of Amway from 1989 to August 31, 1999. Mr. DeVos has been on the Board of Directors of Amway since September 1, 1999. He was appointed Vice President, North American Sales, of Amway in 1993 and became Senior Vice President, Managing Director - Americas of Amway from 1996 to 1998. Prior to 1993, Mr. DeVos held various administrative and management positions with Amway. He holds a bachelor of Science Degree from Purdue University Krannert School of Management. Mr. DeVos is also a director of Amway Japan Limited.

         Eoghan M. McMillan, age 64, has been a director of the Company and the Chairman of the Compensation Committee and a member of the Audit Committee since 1994. Mr. McMillan has also been chairman of the Company's Special Committee since October 1999. Mr. McMillan is a director of Rodamco N.V. and Chairman of Rodamco B.V., both incorporated in the Netherlands, and Chairman of Rodamco Pacific Management Ltd. Prior thereto, he practiced with Arthur Andersen & Co. since 1959 and served as Country Managing Partner for its practices in Hong Kong and China from 1979 until September 1993 and as Regional Managing partner for Southeast Asia for most of this period. From 1989 to 1992, Mr. McMillan was Chairman of the Hong Kong Futures Exchange and a director of its wholly-owned subsidiary, Hong Kong Futures Exchange Clearing Corporation. He is a Certified Public Accountant, a Fellow of the Chartered Association of Certified Accountants in the United Kingdom and a Fellow of the Hong Kong Society of Accountants. Mr. McMillan was appointed by the Hong Kong government as a Director of the Board of Hong Kong Securities Clearing Company Limited. He is also a director of Vitasoy International Holdings Ltd., Sun Hung Kai Development (China) Ltd., Shangri-la Asia Ltd., Land Development Corporation, Pengursan Danaharta Nasional Berhad, Huan He Pacific Limited and several other entities in which Rodamco holds investments, principally in countries in the Asia Pacific region.

         Jack C. K. So, age 54, has been a director of the Company and the Chairman of the Audit Committee and a member of the Compensation Committee since 1994. He has also been a member of the Company's Special Committee since October 1999. Mr. So is Chairman of the Hong Kong Mass Transit Railway Corporation and has held such position since 1995. From 1992 to 1995, he served as Managing Director of Sun Hung Kai Development (China) Ltd. Previously, Mr. So served as Executive Director of the Hong Kong Trade Development Council since 1985. Prior to that, he spent seven years in the private sector and held various senior posts in stock brokering, trade and banking. Before joining the private sector, Mr. So served as Administrative Officer and held significant positions in various departments of the Hong Kong government. Mr. So holds a Bachelor's Degree from the University of Hong Kong.

         John C.C. Chan, age 56, has been a director of the Company and a member of the Compensation and Audit Committees since 1996. Mr. Chan has also been a member of the Company's Special Committee since October 1999. Since 1993, Mr. Chan has been Managing Director of The Kowloon Motor Bus Company, one of the largest privately owned and operated bus companies in the world. He served in many governmental positions in Hong Kong from 1967 to 1993. Mr. Chan is a director of Hang Seng Bank Limited, a member of the Council of the Stock Exchange of Hong Kong, Chairman of the Hong Kong Securities Clearing Company Limited. He holds degrees in English literature and management studies from the University of Hong Kong.

         L.H. Choong, age 52, has been a Director of AAP since its formation in 1993. He was an Executive Vice President of the Company from 1993 to 1998 and held the positions of Managing Director of Amway (Malaysia) Sdn. Bhd. From 1981 to 1998 and Amway (Thailand) Limited from 1987 through August 31, 1997. He joined Amway(Malaysia) Sdn. Bhd. In 1978. He joined Amway (Malaysia) Sdn. Bhd. in 1978. Before joining Amway (Malaysia) Sdn. Bhd., Mr. Choong held various marketing, sales and product management positions with ESSO Malaysia Berhad, Diethelm (Malaysia) Sdn. Bhd. and Colgate-Palmolive (Malaysia) Sdn. Bhd. He holds a Bachelor's Degree from the University of Malaya.

         Eva Cheng, age 47, has been Executive Vice President and a Director of the Company since its formation in 1993. Ms. Cheng serves as Managing Director of the Greater China Region. She joined Amway International, Inc. in 1977 and was named General Manager of the Hong Kong operation in 1980, serving as Managing Director of its Hong Kong and Taiwan operations from 1987 to 1993. Prior to joining Amway, Ms. Cheng worked in various executive officer positions in the Hong Kong government. She has a Bachelor's Degree and a Master's of Business Administration from the University of Hong Kong.

         Lynn Lyall, age 46, has been Chief Financial Officer, Vice President and Treasurer of AAP since July 1, 1999. Mr. Lyall has also served as Vice President of Finance of Amway since July 1, 1999. Prior to joining Amway, he had been Executive Vice President and Chief Financial Officer of Blockbuster Entertainment, Inc. since 1997. Before becoming Chief Financial Officer of Blockbuster, Mr. Lyall held various financial positions with Cadbury Schweppes, PLC from 1990 until 1997. He also held financial positions with Bordo Citrus Products, Inc., Kraft, Inc. and Coca-Cola Company. Prior to that, Mr. Lyall spent six years in public accounting with Arthur Anderson & Co. He is a Certified Public Accountant and holds a Bachelor's Degree and a Master's of Management Degree from Northwestern University.

         Lawrence M. Call, age 57, Vice President, served as Chief Financial Officer, Vice President and Treasurer of the Company from its formation in 1993 to October of 1999. Mr. Call has also served as Chief Financial Officer of Amway since 1991. Prior to joining Amway, Mr. Call had been Treasurer of PPG Industries, a manufacturer of flat glass, fiberglass, coatings, resins industrial and special chemicals, since 1984. Before becoming Treasurer of PPG Industries, Mr. Call had held various other financial control positions with PPG Industries. Prior to that, Mr. Call spent 15 years in public accounting with Deloitte, Haskins and Sells (the predecessor to Deloitte and Touche). Mr. Call is a Certified Public Accountant and holds a Bachelor's Degree from Loyola University.

         Craig N. Meurlin, age 47, has been Vice President, General Counsel and Assistant Secretary of the Company since 1993. Mr. Meurlin is Senior Vice President, General Counsel and Secretary of Amway and has held such positions since 1993. Prior to that, he was a partner in the law firm of Jones, Day, Reavis & Pogue. Mr. Meurlin holds a Bachelor's of Arts Degree from the University of Vermont and a Juris Doctor from the University of Virginia.

         John C. Brockman, age 56, is Vice President - Distributor Relations of the Company and has held such position since October 29, 1997. Mr. Brockman is also Director of Worldwide Sale Plan Administration for Amway Corporation. He joined Amway in 1973 as a coordinator in the Meeting and Travel Department and was promoted to Manager of that department in 1975. Mr. Brockman was named Regional Manager for Amway's Western Sales Region in 1977, and in November of 1981 was promoted to the position of Director - International Sales, holding such position until his promotion to his current position. He holds a Bachelor's Degree in Business Administration from the University of Southern California.

         Percy Chin, age 44, is Vice President and General Manager of Amway (China) Co. Ltd. - East China and has held such position since January 1996. Mr. Chin joined Amway China in 1992 as financial controller and was promoted to Regional Director of Finance and Administration in 1995. Prior to joining Amway, he held the position as Director of Finance at Heinz China, China Dyeing Holding Ltd., and with the Canadian Government - Department of Education. Mr. Chin is a member of Canadian Certified Management Accountants and holds Bachelor's Degrees in Science and Communication from the University of Saskatchewan, Canada.

         Patrick Hau, age 48, is Vice President and General Manager -- National Operations of Amway (China) Co. Ltd. Mr. Hau joined Amway Hong Kong in 1987 as Financial Controller, serving as General Manager from 1991 to 1996. Prior to joining the Company, he was employed as financial controller at Pearl & Dean Ltd. in Hong Kong and Australia and was a tax consultant with Price Waterhouse and a tax officer of the Inland Revenue Department. Mr. Hau holds a diploma in Business Studies from Hong Kong Polytechnic, a post-graduate diploma in Accounting & Finance from the New South Wales Institute of Technology, and a Master's of Business Administration Degree from Oklahoma City University. He is a member of the Hong Kong Society of Accountants, the Chartered Association of Certified Accountants, the Australia Society of Accountants and the Chartered Institute of Secretaries & Administrators.

         Audie Wong, age 47, is Vice President and General Manager of Amway (China) Co. Ltd. - North China and has held such position since May 1997. Mr. Wong joined Amway Hong Kong in 1981 as Marketing Coordinator and was promoted to Marketing Manager in 1986. From 1991 to 1994, Mr. Wong was General Manager of Amway Taiwan and served as General Manager of South China from 1994 until April 1997. He holds a Bachelor of Arts Degree from State University of New York at Buffalo, a Master's Degree from the University of Oregon and a Master's of Business Administration from the University of Oklahoma City.

         Martin Liou, age 42, is General Manager of Amway Taiwan Company, Limited and has held such position since May 1997. Mr. Liou joined Amway Taiwan in 1985 as Distribution Manager, becoming Distribution Director of the Greater China Region in 1994. In 1995, he assumed dual roles, Operations Director for Amway Taiwan and Director of Planning and Development for Greater China, which he held until March 1997 when he assumed the responsibilities as Deputy General Manager of Amway Taiwan. Prior to joining Amway Taiwan, he was Production Supervisor for ISI Company. Mr. Liou is a member of the Taiwan Direct Selling Association and holds a Bachelor's Degree in Chemical Engineering from National Taiwan University.

         Low Han Kee, age 40, is General Manager of Amway (Malaysia) Sdn. Bhd. and has held such position since 1993. Mr. Low joined Amway Malaysia in 1990 as Divisional Manager, Finance & Administration. Prior to joining Amway Malaysia, he worked for fifteen years in various financial positions for companies listed on the Kuala Lumpur Stock Exchange. From 1984 to 1985, Mr. Low worked for First Allied Corporation Berhad and as Group Chief Accountant for Mulpha International Trading Corporation Berhad from 1985 to 1990. Mr. Low is a Certified Public Accountant and a member of The Malaysian Association of Certified Public Accountants.

         Preecha Prakobkit, age 51, is General Manager of Amway (Thailand) Ltd. and has held such position since 1990. Mr. Prakobkit joined Amway Thailand in 1988 as Sales and Marketing Manager and was promoted to Sales Manager in 1990. Prior to joining Amway Thailand, he worked as Marketing Manager for the Mall Department Store and Product Manager for Philips Electrical Company. Mr. Prakobkit is the Secretary General of the Thai Direct Selling Association and holds a Bachelor's Degree in Marketing from Walter E. Heller School of Business.

         Peter Williams, age 46, is General Manager of Amway of Australia and has held such position since June 1997. Mr. Williams joined Amway of New Zealand in March 1988 as the Northern Region Sales Manager and was promoted to National Sales Manager in November 1988. He became General Manager in 1996, serving until his promotion to his current assignment at Amway of Australia. Prior to joining Amway of New Zealand, Mr. Williams worked for Enzed Fluid Connectors as Export Sales Manager in the Middle East and as London Branch Manager for Extraman/OPS. He has been an Executive Member of the New Zealand Direct Selling Association. Mr. Williams attended Northcote College and holds a Diploma in Business (Marketing) from the University of Auckland.

         Betty Yeung, age 51, is General Manager of Amway (China) Co. Ltd. - South China and has held such position since May 1997. Mrs. Yeung joined Amway Hong Kong as Marketing Coordinator in 1979, and was promoted to Sales/Marketing Manager in 1980 and Sales/Public Relations Manager in 1985. She joined Amway Canada as Distributor Relation Manager in 1991. Mrs. Yeung rejoined Amway China in 1994 as Director of External Affairs and was appointed Director of Sales, South China in 1996 and National Sales Director in 1997.

Prior to joining Amway Hong Kong, Mrs. Yeung worked at Rediffusion Co. in customer service related positions. She holds a Bachelor's Degree from the Chinese University of Hong Kong and a Diploma in Management Studies from Hong Kong Polytechnic.

         John C.R. Collis, age 41, is an attorney at Conyers, Dill & Pearman, Hamilton, Bermuda.

         There exists no arrangement or understanding between any director and any other person pursuant to which such director was elected. Each director and executive officer serves until their successors are elected and qualified.

         There exists no family relationship between any director or executive officer of the Company and any other director or executive officer of the Company.


ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

         The aggregate amount of cash compensation (including bonuses) paid by the Company during the fiscal year ended August 31, 1999, to all directors and officers of the Company as a group totaled approximately $4.5 million.

          The Company has not made any material payments or accruals for pension, retirement and other such benefits for directors and officers of the Company as a group during the fiscal year ended August 31, 1999.


ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

         As of December 1, 1999, the Company's directors and officers as a group have been granted options to purchase Common Stock under the Company's Long-Term Incentive Plan, as described in the following table:

DATE OF GRANT         OPTIONS GRANTED      EXERCISE PRICE     OPTIONS EXERCISED
-------------         ---------------      --------------     -----------------

December 15, 1993        160,000               $18.00            100,000
January 18, 1995          59,000(1)             33.00             18,718
July 1, 1996               4,000(2)             30.13              5,499
October 23, 1996          55,000(3)             34.38              - 0 -
July 9, 1997              44,500(4)             46.44              - 0 -
                        ========                                  ========
TOTAL                    322,500                                 124,217



(1) An additional 17,000 options were granted to certain key employees of the Company or its affiliates on such date at the same exercise price.

(2) An additional 20,000 options were granted to certain key employees of the Company or its affiliates on such date at the same exercise price.

(3) An additional 2,000 options were granted to a key employee of an affiliate of the Company on such date at the same exercise price.

(4) An additional 48,000 options were granted to certain key employees of the Company or its affiliates on such date at the same exercise price.

         Such options become exercisable over a period of three years commencing on the first anniversary of the date of grant and will expire no later than 10 years after the date of grant.

         In addition, as of December 1, 1999, the Company has granted, pursuant to the Company's Long-Term Incentive Plan, 9,000 shares of restricted stock at a purchase price equal to the par value of the Common Stock, all of which have vested as of December 1, 1999.

         As of November 1, 1998, the Company's outside directors as a group have been granted awards with respect to the Common Stock under the Company's Outside Director Long-Term Award Plan, as described in the following table:

DATE OF GRANT        AWARDS GRANTED        EXERCISE PRICE       AWARDS EXERCISED
-------------        --------------        --------------       ----------------

January 8, 1995            15,000 (1)            $33.00               - 0 -
January 10, 1996            6,000                 35.38               - 0 -
April 10, 1996              5,000                 31.62               - 0 -
January 15, 1997            9,000                 42.25               - 0 -
TOTAL                      35,000                                     - 0 -

         (1)Awards with respect to 5,000 shares of Common Stock expired in September 1996.

         Such awards become exercisable over a period of three years commencing on the first anniversary of the date of grant and will expire no later than 10 years after the date of the grant.

         Pursuant to the Tender Offer Agreement, all issued and outstanding options to purchase Common Stock shall be converted into rights to receive cash in accordance with the Black-Scholes Option Pricing Model and will require surrender of all such options by the holders thereof as of the effective date of the Amalgamation.


ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

         Pursuant to the Offer, the Principal Shareholders, which include Richard M. DeVos, Jr., Stephen A. Van Andel and Douglas L. DeVos, who are all executive officers of the Company, own 97.4% of the Company's Common Stock. See "Description of Business - Tender Offer."

         The principal shareholders of Amway and related family members own 97.4% of the outstanding shares of Common Stock. Approximately 73% of the Company's fiscal 1999 net sales were derived from the distribution of products purchased from Amway. In addition, Amway has granted each of the Company's affiliates the exclusive right to use and market the Amway trademark and individual product trademarks pursuant to various contracts between Amway and the Company's affiliates. Amway also provides a broad range of management, administrative and technical assistance to the Company and its affiliates pursuant to various support services agreements with the Company and each of the Company's affiliates. Finally, Amway licensed to the Company the right to use the previously existing distributor lists in Hong Kong and Taiwan. During fiscal 1999, pursuant to agreements between Amway and the Company and its affiliates, the Company and its affiliates paid Amway a total of $113.6 million for the purchase of products. See "Description of Business - Relationship with Amway" and Note 10 to Consolidated Financial Statements.

         In connection with the Reorganization, Amway, the Company and each of its affiliates entered into agreements pursuant to which Amway, on the one hand, and the Company and/or its affiliates (other than the Company's Hong Kong branch and Taiwan affiliate), on the other hand, each agreed to provide certain indemnification rights to the other. Each agreed to be responsible for those liabilities, known or unknown, that were incurred by it or originated with it. For example, any tax liabilities properly attributable to Amway or any of its subsidiaries (other than the Company and its affiliates) are the responsibility of Amway. In addition, in the event the Company disposes of stock of its subsidiaries, the Company has agreed to pay Amway an indemnity, on an after-tax basis, with respect to any U.S. federal income tax liability incurred by Amway resulting from gain recognition agreements between Amway and the U.S. Internal Revenue Service that were entered into in connection with the Reorganization. Amway retained liabilities associated with the Company's Hong Kong branch.

                                     PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED

         Not applicable


                                    PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES

         None


ITEM 16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

         Not applicable

                                     PART IV

ITEM 17.  FINANCIAL STATEMENTS

         Not applicable (See Item 18).


ITEM 18.  FINANCIAL STATEMENTS

         See Consolidated Financial Statements (including Notes thereto) attached hereto.


ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

         The following financial statements and exhibits are filed as a part of this Report.

(a)      Financial Statements
         See accompanying Index to Consolidated Financial Statements.

(b)      Exhibits

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        AMWAY ASIA PACIFIC LTD.

                                              (Registrant)



Date: February 29, 2000           By:   /s/ Craig N. Meurlin
                                        --------------------
                                        Name:    Craig N. Meurlin
                                        Title:   Vice President, General Counsel
                                                 and Assistant Secretary

                             AMWAY ASIA PACIFIC LTD.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                        PAGE IN
                                                                       FORM 20-F
                                                                       ---------
Consolidated financial statements and independent auditors' report:

Independent auditors' report . . . . . . . . . . . . . . . .                F-1

Consolidated balance sheets at August 31, 1999 and 1998 . . .               F-2

Consolidated statements of income for the years ended
  August 31, 1999, 1998 and 1997 . . . .. . . . . . . . . . .               F-3

Consolidated statements of shareholders' equity and comprehensive
  income for the years ended August 31, 1999, 1998 and 1997  .              F-4

Consolidated statements of cash flows for the years ended
  August 31, 1999, 1998 and 1997 .  . . . . . . . . . . . . .               F-5

Notes to consolidated financial statements  . . . .  . . . . .              F-7

Financial statement schedules for the years ended
  August 31, 1999, 1998 and 1997:

    II - Valuation and qualifying accounts  . . . .  . . . . .              S-1

    All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------



The Board of Directors and Shareholders
Amway Asia Pacific Ltd.:


We have audited the consolidated financial statements of Amway Asia Pacific Ltd. and subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Amway Asia Pacific Ltd. and subsidiaries as of August 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended August 31, 1999, in conformity with generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Detroit, Michigan
October 1, 1999, except as to Note 20, which is as of December 17, 1999.

                                                  AMWAY ASIA PACIFIC LTD.

                                                CONSOLIDATED BALANCE SHEETS
                                                 August 31, 1999 and 1998
                                   (U.S. dollars in thousands, except per share amounts)

                                                                                               1999            1998
                                                                                            ---------        ---------

                                      ASSETS

Current assets:
    Cash and cash equivalents .......................................................       $ 151,630        $ 157,157
    Short-term investments  (note 4) ................................................          10,414              143
    Accounts receivable, net of allowance for doubtful accounts
      of $2,475 and $2,144, respectively ............................................          13,963           21,264
    Inventories  (note 5) ...........................................................          62,128           75,104
    Prepaid expenses and other current assets  (notes 10 and 12) ....................          12,402           23,234
                                                                                            ---------        ---------
                Total current assets ................................................         250,537          276,902
Property, plant and equipment, net  (note 6) ........................................         104,505          104,346
Long-term investments ...............................................................           3,516              750
Other assets (note 12) ..............................................................           7,521            5,075
                                                                                            ---------        ---------
                Total assets ........................................................       $ 366,079        $ 387,073
                                                                                            =========        =========

                       LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
    Accounts payable  (note 10) .....................................................       $  41,421        $  59,799
    Short-term borrowings (note 7) ..................................................          10,269           18,573
    Accrued expenses and income taxes  (notes 8 and 12) .............................          80,655           92,150
    Distributor deposits ............................................................           4,989            4,252
                                                                                            ---------        ---------
                Total current liabilities ...........................................         137,334          174,774
Deferred income taxes  (note 12) ....................................................             454              184
                                                                                            ---------        ---------
                Total liabilities ...................................................         137,788          174,958
                                                                                            ---------        ---------
Minority interests (note 15) ........................................................          33,903           36,017
                                                                                            ---------        ---------
Shareholders' equity  (note 16):
    Preferred stock, $0.01 par value - authorized 20,000,000 shares, none
      issued ........................................................................            --               --
    Common stock, $0.01 par value - authorized 110,000,000 shares;
      issued and outstanding: 56,441,960 shares .....................................             564              564
    Additional paid-in capital ......................................................          79,246           79,246
    Accumulated other comprehensive income - cumulative foreign currency
      translation adjustments .......................................................         (38,414)         (44,182)
    Retained earnings ...............................................................         152,992          140,470
                                                                                            ---------        ---------
                Total shareholders' equity ..........................................         194,388          176,098
                                                                                            ---------        ---------
Commitments and contingencies  (notes 9 and 14)
                Total liabilities and shareholders' equity ..........................       $ 366,079        $ 387,073
                                                                                            =========        =========






        See accompanying notes to the consolidated financial statements.

                                                  AMWAY ASIA PACIFIC LTD.

                                             CONSOLIDATED STATEMENTS OF INCOME
                                        Years ended August 31, 1999, 1998 and 1997
                                   (U.S. dollars in thousands, except per share amounts)


                                                                                          1999              1998              1997
                                                                                        --------          --------          --------

Net sales ....................................................................          $501,475          $587,579          $845,166
Cost of sales  (note 10) .....................................................           216,455           257,220           313,287
                                                                                        --------          --------          --------
                                                                                         285,020           330,359           531,879
                                                                                        --------          --------          --------
Operating expenses  (note 10):
    Distributor incentives ...................................................           128,815           157,018           219,111
    Distribution expenses ....................................................            37,774            45,199            49,662
    Selling and administrative expenses ......................................            92,104           102,849           114,523
                                                                                        --------          --------          --------
                Total operating expenses .....................................           258,693           305,066           383,296
                                                                                        --------          --------          --------
                Operating income .............................................            26,327            25,293           148,583
Other income - net  (note 11) ................................................             6,504             9,683            24,707
                                                                                        --------          --------          --------
                Income before income taxes and minority
                interest
                                                                                          32,831            34,976           173,290
Income taxes  (note 12) ......................................................            13,294            23,508            54,909
                                                                                        --------          --------          --------
                Income before minority interest ..............................            19,537            11,468           118,381
Minority interest in income of consolidated subsidiaries
  (note 15) ..................................................................             7,062            10,015            14,350
                                                                                        --------          --------          --------
                Net income ...................................................          $ 12,475          $  1,453          $104,031
                                                                                        ========          ========          ========

Basic and diluted earnings per share (note 17)
                                                                                        $   0.22          $   0.03          $   1.76
                                                                                        ========          ========          ========

Dividends per share paid to Company shareholders .............................          $   --            $   0.88          $   0.84
                                                                                        ========          ========          ========

Weighted average number of shares outstanding  (000s) ........................            56,442            56,442            59,124
                                                                                        ========          ========          ========
Weighted average number of shares outstanding including
  the effect of dilutive securities (000s) (note 17) .........................            56,442            56,446            59,176
                                                                                        ========          ========          ========






        See accompanying notes to the consolidated financial statements.

                         CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

                                        Years ended August 31, 1999, 1998 and 1997

                                   (U.S. dollars in thousands, except per share amounts)

                                                                                             ACCUMULATED
                                                                               ADDITIONAL       OTHER                      TOTAL
                                                   COMPREHENSIVE   COMMON        PAID-IN     COMPREHENSIVE  RETAINED   SHAREHOLDERS'
                                                      INCOME       STOCK         CAPITAL       INCOME       EARNINGS      EQUITY
                                                      ------     ---------    ------------     ------      ----------     ------

BALANCES AT AUGUST 31, 1996 .....................                $     600    $ 228,335     $     959       $ 134,322     $ 364,216
Comprehensive income:
   Net income ...................................   $ 104,031        --            --            --           104,031       104,031
   Other comprehensive income:
     Net change in cumulative foreign
       currency translation adjustments .........     (17,780)       --            --         (17,780)          --          (17,780)
     Unrealized gains on marketable equity
       Securities ...............................         448        --            --             448           --              448
                                                    ---------
     Other comprehensive income .................     (17,332)
                                                    ---------
Comprehensive income ............................   $  86,699
                                                    =========

Stock options exercised for 84,217
    common shares ...............................                        1        1,863          --             --            1,864
Purchase of common stock for retirement .........                      (37)    (150,736)         --             --         (150,773)
Dividends of $0.84 per share ....................                    --            --            --           (49,665)      (49,665)
Amortization of unearned portion of
  restricted common stock .......................                    --             143          --             --              143
                                                                 ---------    -----------   -----------    ----------    ----------
BALANCES AT AUGUST 31, 1997 .....................                      564       79,605       (16,373)        188,688       252,484

Comprehensive income:
   Net income ...................................   $   1,453        --            --            --             1,453         1,453
   Other comprehensive income:
     Realization of gain upon sale of
        securities ..............................        (582)       --            --            (582)          --             (582)
     Net change in cumulative foreign
       currency translation adjustments .........     (27,227)       --            --         (27,227)          --          (27,227)
                                                    ---------
     Other comprehensive income .................     (27,809)
                                                    ---------
Comprehensive income (loss) .....................   $ (26,356)
                                                    =========

AMHB repurchase of common stock held
 by minority shareholders (note 15) .............                     --           (397)         --             --             (397)

Dividends of $0.88 per share ....................                     --           --            --           (49,671)      (49,671)
Amortization of unearned portion of
  restricted common stock .......................                     --             38          --             --               38
                                                                 ---------    ----------    ----------      ---------     ---------
BALANCES AT AUGUST 31, 1998 .....................                      564       79,246       (44,182)        140,470       176,098
Comprehensive income:
   Net income ...................................   $  12,475         --           --            --            12,475        12,475
   Other comprehensive income:
     Net change in cumulative foreign
       currency translation adjustments .........       5,768         --           --           5,768           --            5,768
                                                    ---------
Comprehensive income ............................   $  18,243
                                                    =========
Effect of change in minority interest in
 AMHB on beginning retained earnings ............                     --           --            --                47            47
                                                                 ---------    ---------     ---------       ---------     ---------
BALANCES AT AUGUST 31, 1999 .....................                $     564    $  79,246     $ (38,414)      $ 152,992     $ 194,388
                                                                 =========    =========     =========       =========     =========

        See accompanying notes to the consolidated financial statements.

                                                  AMWAY ASIA PACIFIC LTD.

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS

                                        YEARS ENDED AUGUST 31, 1999, 1998 AND 1997

                                                (U.S. DOLLARS IN THOUSANDS)

                                                                                      1999                1998              1997
                                                                                    ---------          ---------          ---------
Cash flows from operating activities:
    Net income ............................................................         $  12,475          $   1,453          $ 104,031
    Adjustments to reconcile net income to net cash provided
      by operating activities:
        Depreciation and amortization .....................................            12,776             13,516             13,009
        Deferred income taxes .............................................            (1,470)            (2,662)            (4,934)
        Loss (gain) on sale or disposal of property and
           equipment ......................................................             1,331              1,582                (44)
        Loss (gain) on sale of investments ................................              (578)              (637)                 5

        Changes in assets and liabilities:
            Accounts receivable ...........................................             8,353             (7,932)            (7,522)
            Inventories ...................................................            17,259             18,162            (31,984)
            Prepaid expenses and other current assets .....................            12,110              2,964             (5,658)
            Accounts payable ..............................................           (20,369)           (18,894)            46,838
            Accrued expenses and income taxes .............................           (15,298)           (15,106)            10,611
            Distributor deposits ..........................................               322             (4,033)            (1,617)
            Other .........................................................             6,187             21,361             23,248
                                                                                    ---------          ---------          ---------
          Net cash provided by operating activities .......................            33,098              9,774            145,983
                                                                                    ---------          ---------          ---------
Cash flows from investing activities:
    Capital expenditures ..................................................           (12,968)           (33,155)           (28,546)
    Proceeds from sale of equipment .......................................               446                375                701
    Purchases of held to maturity investments .............................           (26,837)           (80,851)           (98,612)
    Proceeds from maturity of investments .................................            18,713            115,904             78,284
    Purchases of available for sale investments ...........................            (9,344)              --                 --
    Proceeds from sale of available for sale investments ..................             5,057              1,644               --
    Payments received on (issuance of) notes receivable ...................              (125)               273             (1,126)
                                                                                    ---------          ---------          ---------
          Net cash provided by (used in) investing activities .............           (25,058)             4,190            (49,299)
                                                                                    ---------          ---------          ---------














        See accompanying notes to the consolidated financial statements.

                                                  AMWAY ASIA PACIFIC LTD.

                                     CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED

                                        YEARS ENDED AUGUST 31, 1999, 1998 AND 1997

                                                (U.S. DOLLARS IN THOUSANDS)

                                                                                      1999                1998               1997
                                                                                    ---------          ---------          ---------
Cash flows from financing activities:
    Net short-term borrowings (payments) ..................................            (8,330)            18,529               --
    Principal payments on notes payable and capital lease
      obligations .........................................................              --                 --              (27,564)
    Dividends paid to shareholders ........................................              --              (49,671)           (49,665)
    Dividends paid by subsidiaries to minority shareholders ...............           (11,334)            (5,976)            (3,112)
    Proceeds from issuance of common stock ................................              --                 --                1,864
    Purchase of common stock for retirement ...............................              --                 --             (150,773)
    Amway (Malaysia) purchase for retirement of common stock
      held by minority shareholders .......................................              --               (2,129)              --
    Investment in subsidiary by minority shareholder ......................             2,219               --                 --
                                                                                    ---------          ---------          ---------
          Net cash used in financing activities ...........................           (17,445)           (39,247)          (229,250)
                                                                                    ---------          ---------          ---------
Effect of exchange rate changes on cash ...................................             3,878            (25,475)           (20,201)
                                                                                    ---------          ---------          ---------
Net decrease in cash and cash equivalents .................................            (5,527)           (50,758)          (152,767)
Cash and cash equivalents at beginning of year ............................           157,157            207,915            360,682
                                                                                    ---------          ---------          ---------
Cash and cash equivalents at end of year ..................................         $ 151,630          $ 157,157          $ 207,915
                                                                                    =========          =========          =========

Supplemental disclosures of cash flow information:

    Interest paid .........................................................         $     971          $     118          $      51
                                                                                    =========          =========          =========
    Income taxes paid .....................................................         $  27,952          $  35,768          $  60,772
                                                                                    =========          =========          =========










        See accompanying notes to the consolidated financial statements.

                             AMWAY ASIA PACIFIC LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         August 31, 1999, 1998 and 1997
              (U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

(1)      BASIS OF PRESENTATION

         Amway Asia Pacific Ltd. (the "Company"), a Bermuda corporation, was incorporated on September 7, 1993. On December 21, 1993, the Company completed its initial public offering of common stock. The Company has subsidiaries in Australia, Brunei, China (the mainland, the Hong Kong Special Administrative Region, Macau and Taiwan), Malaysia, New Zealand and Thailand. Each subsidiary is wholly owned, except Malaysia, in which the Company has a 51.7% ownership equity position (see note 15), and Thailand, a partnership in which the Company is a general partner with a 99.0% economic interest.

         The consolidated financial statements include the Company and its subsidiaries. The Company's subsidiary in Australia ("Amway Australia") owns 50% of the voting shares of AFS Pty. Ltd. Because Amway Australia is given control over management decisions by means of a casting vote on the board of directors, Amway Australia is deemed to have control over AFS Pty. Ltd. Therefore, the financial statements of AFS Pty. Ltd. are consolidated with those of Amway Australia and the Company.

         All significant intercompany transactions and balances have been eliminated. Certain prior year amounts have been reclassified to conform to the current year presentation.


(2)      DESCRIPTION OF BUSINESS

         The Company is the exclusive distribution vehicle for Amway Corporation ("Amway") in Australia, Brunei, China (the mainland, the Hong Kong Special Administrative Region, Macau and Taiwan), Malaysia, New Zealand and Thailand.


(3)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)      Cash Equivalents

         For purposes of the consolidated balance sheets and statements of cash flows, the Company considers all highly liquid debt instruments with maturities of three months or less at the time of purchase to be cash equivalents.

         (b)      Short-term Investments

         Management determines the proper classifications of investments in obligations with fixed maturities and marketable equity securities at the time of purchase and reevaluates such designations as of each balance sheet date. All securities covered by Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," are designated as either held to maturity or available for sale. Securities designated as held to maturity are stated at amortized cost, and securities designated as available for sale are stated at fair value, with unrealized gains and losses reported as a component of other comprehensive income included in shareholders' equity. Time deposits with original maturity dates of three months to one year are also classified as short-term investments. These investments, which are not subject to the provisions of SFAS No. 115, are carried at cost, which approximates market value. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statements of income.

                             AMWAY ASIA PACIFIC LTD.

3)       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

         (c)      Inventories

         Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

         (d)      Property, Plant and Equipment

         Property, plant and equipment are stated at cost. Depreciation is calculated primarily on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized straight-line over the shorter of the lease term or estimated useful life of the asset.

         (e)      Long-Lived Assets

         In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", the Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of its carrying amount to future net cashflows expected to be generated by the asset. If the asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

         (f)      Other Assets

         Other assets at August 31, 1999 and 1998 are stated at cost, net of amortization, if any, and primarily consist of deposits, land use rights, and employee loans.

         (g)      Minority Interests

         Minority interest represents the minority shareholders' or partners' share of equity and net income in consolidated subsidiaries.

         (h)      Accounting for Sales or Repurchase of Stock by a Subsidiary

         Gains or losses arising from the issuance or repurchase of stock by a subsidiary is accounted for as a capital transaction in the consolidated financial statements.

                             AMWAY ASIA PACIFIC LTD.

(3)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

         (i)      Stock Based Compensation

         Prior to September 1, 1996, the Company accounted for its stock option awards in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On September 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in fiscal years beginning after December 15, 1994 as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

         (j)      Revenue Recognition

         The Company recognizes sales when products are shipped to or through distributors. A reserve for sales returns is accrued based on historical experience.

         (k)      Earnings Per Share

         Earnings per share are computed in accordance with the provisions of SFAS No. 128 "Earnings per Share." Basic earnings per share are computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year. The calculation of diluted earnings per share is similar to that of basic earnings per share except that for diluted earnings per share, the denominator is increased to include the effect of additional common shares that would have been outstanding if all dilutive potential common shares had been issued.

         (l)      Foreign Currency Translation

         All operations of the Company occur outside of the United States. Each operation's local currency is considered its functional currency. No currency is dominant within the group and transactions in Bermuda are minimal. Therefore, the U.S. dollar is used for translation purposes since most merchandise purchase transactions, as discussed below, are conducted in U.S. dollars. All assets and liabilities are translated into U.S. dollars at the current exchange rate as of the balance sheet date. Revenues and expenses are translated at average currency exchange rates. Shareholders' equity is recorded at historical exchange rates. The resulting translation adjustment is recorded as a component of other comprehensive income included in shareholders' equity. Transaction gains and losses are included in other income-net.

         All of the Company's subsidiaries, except Australia and New Zealand, pay for their purchases of products from Amway in U. S. dollars and bear the risk of foreign currency exchange fluctuations. Australia and New Zealand pay for their purchases of products from Amway in local currencies, thereby transferring the immediate risk of foreign currency exchange rate fluctuations to Amway. Amway has the right to modify its prices at any time on at least 30 days advance notice to its affiliates.

                             AMWAY ASIA PACIFIC LTD.

(3)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

         (m)      Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions in certain circumstances that affect the amounts reported in the accompanying consolidated financial statements and notes. Ultimate resolution of uncertainties could cause actual results to differ from those estimates.

         (n)      New Accounting Pronouncements

         In fiscal 1999, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components. Comprehensive income includes all changes in equity during a period except those resulting from investments by and distributions to the Company's shareholders. For the Company, this primarily represents net income plus or minus the change in cumulative foreign currency translation adjustments. The Statement requires only additional or modified disclosures in the consolidated financial statements; it does not affect the Company's financial position or results of operations. Comprehensive income for the years ended August 31, 1999, 1998 and 1997 is displayed in the Consolidated Statements of Shareholders' Equity and Comprehensive Income. Accumulated other comprehensive income as of August 31, 1999 and 1998 is displayed in the Consolidated Balance Sheets.

         In fiscal 1999, the Company adopted SFAS No. 132, "Employers' Disclosures about Pension and Other Postretirement Benefits." As it applies to the Company, SFAS No. 132 revises the required disclosures about the Company's defined benefit pension plans as displayed in note 13; it does not change the method of accounting for such plans.

         In fiscal 1999, the Company also adopted SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information." This statement requires only additional disclosures in the notes to the consolidated financial statements; it does not affect the Company's financial position or results of operations. The related disclosures for the Company are displayed in note 19.

         In June, 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement establishes comprehensive accounting and reporting standards for derivative instruments and hedging activities and, as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000 with earlier adoption allowed. The Company currently plans to adopt this statement effective September 1, 2000.

                             AMWAY ASIA PACIFIC LTD.

(4)      INVESTMENTS

         SECURITIES SUBJECT TO THE PROVISIONS OF SFAS NO. 115 AT AUGUST 31, 1999 AND 1998 ARE SUMMARIZED AS FOLLOWS:



                                                          MARKET
                                                  COST     VALUE
                                                  ----     -----

               August 31, 1999:
               ----------------
               Available for sale:
               Debt security mutual funds ...   $ 4,353   $ 4,353
                                                =======   =======

               Held to maturity:
               Banker's acceptances .........   $ 1,979   $ 1,979
               Commercial paper .............     2,781     2,781
               Treasury bills ...............     1,301     1,301
               Government bonds .............     2,766     2,766
                                                -------   -------
               Total held to maturity .......   $ 8,827   $ 8,827
                                                =======   =======


               August 31, 1998:
               ----------------
               Held to maturity:

               Banker's acceptances .........   $15,154   $15,154
               Commercial paper .............       255       255
                                                -------   -------
               Total held to maturity .......   $15,409   $15,409
                                                =======   =======


         There were no gross unrealized holding gains or losses on these securities in fiscal 1999 or 1998. The government bonds within the held to maturity category at August 31, 1999 mature in 2005 and are included in long-term investments on the consolidated balance sheet. The remaining securities within the held to maturity category at August 31, 1999 have original maturities between 3 months and 1 year and, along with the available for sale securities shown above, are included in short-term investments on the August 31, 1999 consolidated balance sheet. The held to maturity securities at August 31, 1998 have original maturities of less than 3 months and are therefore included in cash and cash equivalents on the August 31, 1998 consolidated balance sheet. Short-term investments included on the August 31, 1998 consolidated balance sheet of $143 represent time deposits, which are not subject to the reporting requirements of SFAS 115, and are stated at cost, which approximates market value.


(5)      INVENTORIES

         INVENTORIES CONSIST OF THE FOLLOWING AT AUGUST 31:

                                                                            1999      1998
                                                                          -------   -------

               Raw materials ..........................................   $ 6,009   $ 6,996
               Manufactured finished goods and finished goods purchased
                 for resale ...........................................    56,119    68,108
                                                                          -------   -------
                   Total ..............................................   $62,128   $75,104
                                                                          =======   =======


                             AMWAY ASIA PACIFIC LTD.

(6)      PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment consist of the following at August 31:

                                                                                          1999                1998
                                                                                        ---------          ---------
               Land and improvements ..........................................         $   7,720          $   7,633
               Buildings and improvements .....................................            61,542             46,151
               Machinery and equipment ........................................            78,235             70,111
               Leasehold improvements .........................................            12,975             15,760
               Construction in progress .......................................             4,181             14,144
                                                                                        ---------          ---------
                                                                                          164,653            153,799
               Less accumulated depreciation and amortization .................           (60,148)           (49,453)
                                                                                        ---------          ---------
                   Net property, plant and equipment ..........................         $ 104,505          $ 104,346
                                                                                        =========          =========


(7)      SHORT-TERM BORROWINGS

         The Company's subsidiary in China had short-term borrowings of $10,269 and $11,473 at August 31, 1999 and 1998, respectively, under unsecured revolving line of credit agreements with three local banks. The agreements are guaranteed by Standard Chartered Bank in the form of standby letters of credit which in turn are guaranteed by the Company. The interest rates on loans under these agreements are based on the published rates determined by the Central Bank in China for short-term loans. The weighted-average interest rate on these borrowings was approximately 5.9% and 6.8% at August 31, 1999 and 1998, respectively. There are no commitment fees on these credit facilities. Unused credit available under these agreements was $11,478 and $6,643 at August 31, 1999 and 1998, respectively.

         At August 31, 1998, the Company also had borrowings of $7,100 under an unsecured revolving line of credit agreement in the United States with Standard Chartered Bank. The interest rates on loans under this credit facility are based on LIBOR plus 0.25% at the time of loan. The weighted-average interest rate on these borrowings was approximately 5.9% at August 31, 1998. There are no commitment fees on these credit facilities. Unused credit available under these agreements was $25,000 and $17,900 at August 31, 1999 and 1998, respectively.


(8)      ACCRUED EXPENSES AND INCOME TAXES

         Accrued expenses and income taxes consist of the following at August
31:

                                                                                           1999                1998
                                                                                        ----------           --------
               Distributor incentives .......................................             $27,705             $29,837
               Distributor seminars .........................................              11,710              13,581
               Income taxes .................................................               9,122              16,329
               Deferred taxes ...............................................               2,465               3,029
               Other taxes
                                                                                            1,679               2,362
               Employee compensation and retirement
                                                                                            8,062               7,565
               Sales returns
                                                                                            5,386               6,491
               Other ........................................................              14,526              12,956
                                                                                          -------             -------
                   Total ....................................................             $80,655             $92,150
                                                                                          =======             =======


                             AMWAY ASIA PACIFIC LTD.

 (9)     LEASES

         The Company leases real estate under noncancelable operating leases which expire at various dates through 2004. Future minimum annual rentals under these noncancelable operating leases as of August 31, 1999, are as follows:

               Year ending August 31:

                2000 ................................................ $ 6,663
                2001 ................................................   3,811
                2002 ................................................   2,603
                2003 ................................................   1,212
                2004 ................................................     253
                                                                      -------
               Total minimum lease payments ......................... $14,542
                                                                      =======


         Rental expense charged to operations for the years ended August 31, 1999, 1998 and 1997, approximated $9,765, $11,801 and $10,953, respectively, including amounts paid under short-term cancelable leases.


(10)     RELATED PARTY TRANSACTIONS

         The Company, as the distribution vehicle for Amway in the Asia Pacific markets in which the Company operates, has a number of contractual relationships with Amway (1) for the right to purchase Amway products which Amway makes available to its international affiliates (the "Product Purchase Agreements"),
(2) for the right to manufacture and sell Amway licensed products in China (the "China Technical Agreement"), (3) for the right to use Amway's trade name and trademark along with certain other intellectual property rights (the "Trademark License Agreements"), (4) for receiving various executive management, administrative support and information services (the "Amended and Restated Support Service Agreements") and (5) for the right to use the Hong Kong and Taiwan distributor lists (the "Distributor List and Certain Other Intangibles License Agreements").

         Purchases from and other transactions with Amway for the years ended August 31 are as follows:


         Prices for products are governed by a price schedule which Amway establishes periodically based upon a U.S. dollar "cost plus" base price calculation. At August 31, 1999 and 1998, the Company owed Amway $14,445 and $31,337, respectively, primarily for the purchase of inventory. These amounts are included in accounts payable.


                                                                             1999             1998             1997
                                                                             ----             ----             ----
               Product purchases .................................         $113,599         $151,560         $190,031
               China Technical royalty
                                                                                 41              885            3,725
               Trademark license royalty .........................              395              275              390
               Support service and license fees ..................            5,308            5,294              650
               Distributor list royalty ..........................            9,165            9,165            9,111



                             AMWAY ASIA PACIFIC LTD.

(10)     RELATED PARTY TRANSACTIONS - CONTINUED

         On July 31, 1995, the Company entered into seven non-interest bearing negotiable promissory notes aggregating $27,946 payable to Amway over three years beginning in fiscal 1997 for the prepayment of fiscal 1997, 1998 and 1999 royalties on the Hong Kong and Taiwan distributor lists. The Company prepaid these notes in full on February 27, 1997. Prepaid royalties totaling $9,165 are included as a component of prepaid expenses at August 31, 1998. These prepaid amounts were fully amortized as of August 31, 1999.

         Under Amended and Restated Support Services Agreements between Amway, the Company and its affiliates, Amway provides information systems, executive management, investor relations services and certain administrative support services including legal, accounting, tax, treasury, marketing, insurance, inventory control and human resources services to the Company. The Company pays Amway software license fees and maintenance charges with respect to information systems provided by Amway; the Company pays Amway for other services based on the internal labor and other direct and indirect costs incurred by Amway in providing such services.


(11)     OTHER INCOME - NET

         Other income - net consists of the following for the years ended August 31:

                                                                        1999               1998                1997
                                                                      --------           --------           --------
               Interest income .............................          $  8,216           $ 12,203           $ 22,461
               Loss on foreign exchange ....................            (3,315)            (3,914)            (2,554)
               Interest expense ............................              (954)            (1,329)              (155)
               Other, net ..................................             2,557              2,723              4,955
                                                                      --------           --------           --------
                 Other income - net ........................          $  6,504           $  9,683           $ 24,707
                                                                      ========           ========           ========

(12)     INCOME TAXES

         Income is subject to taxation in each country where the Company operates and it files separate income tax returns in each country. Income taxes consist of the following for the years ended August 31:

                                                                  1999                   1998                 1997
                                                                --------              --------              --------
               Current ............................             $ 15,018              $ 25,403              $ 59,532
               Deferred ...........................               (1,724)               (1,895)               (4,623)
                                                                --------              --------              --------
                   Total ..........................             $ 13,294              $ 23,508              $ 54,909
                                                                ========              ========              ========


         The significant components of deferred income tax expense attributable to income before income taxes for the years ended August 31 are as follows:

                                                                        1999           1998           1997
                                                                      -------        -------        -------
               Deferred taxes on undistributed earnings ...........   $  (500)       $(1,937)       $(4,798)

               Net operating loss carryforwards ...................    (2,015)          --             --
               Inventory reserves .................................      (522)           (95)          (208)


               Valuation allowance on deferred tax assets .........     2,284           --             --

               Other ..............................................      (971)           137            383
                                                                      -------        -------        -------
                   Total ..........................................   $(1,724)       $(1,895)       $(4,623)
                                                                      =======        =======        =======


                             AMWAY ASIA PACIFIC LTD.

(12)     INCOME TAXES - CONTINUED

         The statutory tax rates by country are as follows:

                                                                         1999                  1998                    1997
                                                                    --------------        --------------           -----------
                 Australia .............................................  36.0%                 36.0%                  36.0%
                 Brunei ................................................  30.0%                 30.0%                  30.0%
                 Mainland China (1) ....................................   7.5%                  0.0%                   0.0%
                 Hong Kong .............................................  16.0%                 16.0%                  16.5%
                 Macau .................................................  16.5%                 16.5%                  16.5%
                 Malaysia (2) ..........................................  28.0%                 28.0%                  30.0%
                 New Zealand ...........................................  33.0%                 33.0%                  33.0%
                 Taiwan ................................................  25.0%                 25.0%                  25.0%
                 Thailand ..............................................  30.0%                 30.0%                  30.0%


                  (1) In Mainland China, the current tax laws, which apply to calendar years, allow the Company's subsidiary to pay no tax on profits for the two calendar years beginning in the year that an accumulated profit was realized. Thereafter, it is subject to special reduced rates of 7.5% for three years, 10% for the subsequent three years and 15% thereafter. During the 1997 tax year, the Company's Chinese subsidiary attained such an accumulated profit for the first time; therefore, the Company's Mainland China subsidiary was not subject to tax on profits in 1997 and 1998. The Mainland China tax laws allow for losses to be carried forward for up to five years.

                  (2) The Malaysian government suspended the corporate income tax on business-related income in that country for the 1999 tax year. The statutory rate of 28%, which will become effective again for the 2000 tax year, was applied in the calculation of deferred taxes at August 31, 1999.

         A reconciliation of the weighted-average statutory tax rate to the weighted-average effective tax rate is shown in the table below. In 1998, the Company's weighted-average statutory tax rate was particularly high because its Mainland China subsidiary recorded a net operating loss while it was not subject to income tax in that year.

                                                                                    1999           1998            1997
                                                                                  -------        -------        -------
               Weighted average statutory tax rate ......................           38.5%          51.9%          25.3%
               Add tax effect of non-deductible meals
                 and entertainment ......................................            1.7%           4.0%           1.0%
               Add dividend withholding tax .............................            9.8%          11.8%           5.1%
               Subtract impact of Malaysia tax holiday ..................           (9.9)%       --             --
               All other.................................................            0.4%          (0.5)%          0.3%
                                                                                  -------        -------        -------
               Weighted average effective tax rate ......................           40.5%          67.2%          31.7%
                                                                                  =======        =======        =======

                             AMWAY ASIA PACIFIC LTD.

(12)     INCOME TAXES - CONTINUED

         Taiwan and Thailand require a withholding tax of 20% and 10%, respectively, on dividends paid to the Bermuda parent. The Company's Taiwan subsidiary is subject to a statutory reserve on its retained earnings from which it may not remit dividends. This statutory reserve was $8.0 million using the exchange rate effective August 31, 1999.

         The tax effects of temporary differences which give rise to significant portions of the deferred tax assets and deferred tax liabilities at August 31, 1999 and 1998, are presented below.

                                                                                               1999          1998
                                                                                              -------        -------
                 Deferred tax assets:
                   Inventories ........................................................       $ 1,942        $ 1,420
                   Accrued sales returns ..............................................         1,331          1,212
                   Accrued expenses ...................................................         1,690          1,675
                   Net operating loss carryforwards ...................................         2,015           --
                   Other ..............................................................           917           (126)
                                                                                              -------        -------
                                                                                                7,895          4,181
                      Valuation allowance .............................................        (2,284)          --
                                                                                              -------        -------
                      Total deferred tax assets, net of valuation allowance ...........         5,611          4,181
                                                                                              -------        -------


               Deferred tax liabilities:
                   Withholding taxes ..................................................        (2,465)        (2,965)
                   Other ..............................................................          (454)          (248)
                                                                                              -------        -------
                      Total deferred tax liabilit .....................................        (2,919)        (3,213)
                                                                                              -------        -------
                      Net deferred tax asset ..........................................       $ 2,692        $   968
                                                                                              =======        =======

               The net deferred tax asset is included in the consolidated balance sheet as follows:
                     Prepaid expenses and other current assets ........................       $ 4,624        $ 3,960
                     Other assets .....................................................           987            221
                     Accrued expenses and income taxes ................................        (2,465)        (3,029)
                     Deferred income taxes ............................................          (454)          (184)
                                                                                              -------        -------
                        Net deferred tax asset ........................................       $ 2,692        $   968
                                                                                              =======        =======



         In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based upon the level of historical taxable income and projections of future taxable income, management believes it is more likely than not that the Company will realize the benefit of the net deferred tax assets at August 31, 1999.

                             AMWAY ASIA PACIFIC LTD.

(13)     EMPLOYEE BENEFIT PENSION PLANS

         For all periods presented, the Company's China (Mainland, Macau, Taiwan and Hong Kong Special Administrative Region) subsidiaries each sponsored a pension plan that covers substantially all employees, primarily under defined benefit pension plans. The following information, shown in accordance with SFAS No. 132, relates to these defined benefit pension plans:

                                                                                1999           1998           1997
                                                                              -------        -------         -------
             Components of net periodic pension costs:

                   Service cost .....................................          $ 830           $ 751           $ 702
                   Interest cost ....................................            428             461             342
                   Expected return on plan assets ...................           (363)           (481)           (461)
                   Net amortization and deferral ....................             73              44              13
                                                                               -----           -----           -----
               Net periodic pension cost ............................          $ 968           $ 775           $ 596
                                                                               =====           =====           =====

                                                                                               1999           1998
                                                                                             -------         -------
             Change in projected benefit obligation:
                   Projected benefit obligation, beginning of year ..................        $ 5,960         $ 5,255
                   Service cost .....................................................            830             751
                   Interest cost ....................................................            428             461
                   Plan amendments ..................................................             29              94
                   Net actuarial loss (gain) ........................................            490            (199)
                   Benefits paid ....................................................           (926)           (456)
                   Effect of exchange rate changes on translation ...................            226              54
                                                                                             -------         -------
                   Projected benefit obligation, end of year ........................          7,037           5,960
                                                                                             -------         -------

               Change in fair value of plan assets:
                   Fair value of plan assets, beginning of year .....................          4,836           5,630
                   Actual return on plan assets .....................................          1,015            (513)
                   Employer contributions ...........................................            589             512
                   Benefits paid ....................................................           (926)           (456)
                   Effect of exchange rate changes on translation ...................           (156)           (337)
                                                                                             -------         -------
                   Fair value of plan assets, end of year ...........................          5,670           4,836
                                                                                             -------         -------

               Funded status of the plan ............................................         (1,367)         (1,124)
               Unrecognized net actuarial loss ......................................            758             886
               Unrecognized prior service costs .....................................            537             574
               Unrecognized transition asset ........................................            (53)            (68)
               Additional minimum liability .........................................           (385)           (605)
                                                                                             -------         -------
               Net pension liability recognized on the balance sheets ...............        $  (510)        $  (337)
                                                                                             =======         =======


         The weighted average discount rate used in determining the actuarial present value of projected benefit obligation for defined benefit pension plans ranged from 7% to 8% for the fiscal years ended August 31, 1999 and 1998. The rate of increase in compensation levels ranged from 5% to 7% and the expected long-term rate of return on assets ranged from 7% to 8% for the fiscal years ended August 31, 1999 and 1998, respectively.

                             AMWAY ASIA PACIFIC LTD.

(14)     CONTINGENCIES

         In addition to the matters discussed in Note 20, the Company is a party to certain routine litigation incidental to its business, none of which is currently expected to have a material adverse effect on the Company's financial condition and results of operations.


 (15)    REPURCHASE OF COMMON STOCK BY A SUBSIDIARY

         In fiscal 1998, Amway (Malaysia) Holdings Berhad ("AMHB"), the parent company for the Malaysia affiliate, obtained regulatory and shareholder approval to repurchase up to 10% of the outstanding shares of its own common stock, subject to certain regulatory limitations. During fiscal 1998, AMHB repurchased and cancelled 1,365,000 of its shares on the open market at an aggregate price of Malaysian ringgit 8.6 million, decreasing the local ownership level (minority interest) to 48.3%. There were no such repurchases in fiscal 1999.


(16)     STOCK OPTION/INCENTIVE AWARD PLANS

         During fiscal 1994, the Company adopted the Long-term Incentive Plan which authorizes the granting of stock-based awards of up to an aggregate of 500,000 shares of the Company's common stock to officers and key employees of or consultants to the Company who demonstrate superior performance or achieve management objectives. The plan is administered by the Compensation Committee of the Board of Directors who determine the terms and conditions of each award within the guidelines established by the plan.

         During fiscal 1997, non-qualified stock options for 149,500 shares were granted at a price equal to the market value on the date the options were granted. The weighted average fair value of these options at the date of grant was $17 per share. These options become exercisable over a period of three years and expire no later than 10 years after the date of grant. No such options were granted during fiscal years 1998 or 1999.

         During fiscal 1995, the Company adopted an Outside Director Long-term Award Plan which authorizes the granting of stock-based awards of up to an aggregate of 50,000 shares of the Company's common stock. During fiscal 1997, the Company granted non-qualified stock options for 9,000 shares at a price equal to the market value on the date the options were granted. The weighted average fair value of these options at the date of grant was $16 per share. No such options were granted during fiscal years 1998 or 1999.

                             AMWAY ASIA PACIFIC LTD.

(16)     STOCK OPTION/INCENTIVE AWARD PLANS - CONTINUED

         Activity related to the options issued under the Long-term Incentive Plan and the Outside Director Long-term Award Plan are summarized in the table below.

                                  Options                                                         Options        Options
                                outstanding                                                     outstanding    exercisable
                               at beginning                                     Forfeited or       at end          at end
                                 of year          Granted       Exercised        expired          of year        of year
                                 --------         -------       ---------        --------         ---------     ----------
FISCAL 1997
Number of options                 241,000         158,500          84,217           3,278         312,005         101,672
Weighted average
    exercise price               $     25        $     42        $     22        $     20        $     35        $     22
FISCAL 1998
Number of options                 312,005            --              --              --           312,005         194,672

Weighted average
    exercise price               $     35        $   --          $   --          $   --          $     35        $     31
FISCAL 1999

Number of options                 312,005            --              --            13,500         298,505         245,672
Weighted average
    exercise price               $     35        $   --          $   --          $     36        $     35        $     33




         The exercise prices for options outstanding at August 31, 1999 range from $18 to $46 per share. The weighted average remaining contractual life for options outstanding at August 31, 1999 is six years.

         During fiscal 1995 and 1996, pursuant to the Long-term Incentive Plan, the Company granted 3,000 and 6,000 shares, respectively, of restricted common stock to an officer at a cost of $0.01 per share. Of this restricted common stock, 2,000, 3,000 and 4,000 shares vested and became nonforfeitable on June 1, 1997, June 30, 1997 and June 1, 1998, respectively. The fair value of the restricted stock awards at the date of grant, based on the stock's market value at the grant date, was $36 and $34 per share, respectively. The cost of these restricted stock awards, based on the stock's fair market value at the award date, was charged to shareholders' equity and amortized against earnings over the vesting period.

         As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has elected not to adopt the fair value based method to measure compensation cost related to stock-based awards in determining net income in the basic financial statements. If the Company had elected to adopt the fair value based method, the Company's net income for the years ended August 31, 1999, 1998 and 1997 would have been $11,470, $403 and $103,697, respectively, and earnings per share would have been $0.20, $0.01 and $1.75 per share, respectively.

         The options pricing model used to estimate the fair value of the stock-based awards for purposes of this disclosure included the following assumptions: Expected life of 7.5 years; 8.5% risk-free interest rate; 2% annual rate of dividends; and expected volatility of 7% in fiscal 1994 and fiscal 1995, 17% in fiscal 1996 and 24% to 31% in fiscal 1997.

                             AMWAY ASIA PACIFIC LTD.

(17)     EARNINGS PER SHARE

         The Company's stock options represent potential dilutive common shares for the purposes of computing diluted earnings per share in accordance with SFAS No. 128. These stock options had an immaterial effect on the weighted-average number of shares outstanding, and there were no dilutive securities that affected net income, for fiscal years 1999, 1998 and 1997.

         For fiscal 1999, options to purchase 299,000 shares of common stock at a weighted-average exercise price of $35 per share were outstanding but not included in the computation of fiscal 1999 diluted earnings per share because the options' exercise price was greater than that year's average market price of the common shares. Such options expire at various dates during fiscal 2003, 2005, 2006 and 2007. For fiscal 1998, options to purchase 255,000 shares of common stock at a weighted-average exercise price of $38 per share were outstanding but not included in the computation of diluted earnings per share because the options' exercise price was greater than that year's average market price of the common shares. Such options expire at various dates during fiscal 2005, 2006 and 2007.

(18)     UNAUDITED QUARTERLY FINANCIAL DATA

                                                         FIRST         SECOND         THIRD         FOURTH
                                                        QUARTER       QUARTER        QUARTER        QUARTER        TOTAL
                                                        -------       -------        -------        -------        -----
          1999
          ----
          Net sales .............................     $ 117,710      $ 116,571      $ 131,648      $ 135,546     $ 501,475
          Gross profit ..........................        66,686         65,607         74,094         78,633       285,020
          Operating income ......................         2,322          1,955          6,463         15,587        26,327
          Income before income taxes
           and minority interest ................         1,070          3,530          7,829         20,402        32,831
          Net income (loss) .....................     $  (3,380)     $    (578)     $   2,111      $  14,322     $  12,475
                                                      =========      =========      =========      =========     =========
          Basic and diluted earnings
            (loss) per share ....................     $   (0.06)     $   (0.01)     $    0.04      $    0.25     $    0.22
                                                      =========      =========      =========      =========     =========
          Weighted average number of
            shares outstanding  (000s):
              For basic EPS .....................        56,442         56,442         56,442         56,442        56,442
                                                      =========      =========      =========      =========     =========
              For diluted EPS ...................        56,442         56,442         56,442         56,442        56,442
                                                      =========      =========      =========      =========     =========

          1998
          ----
          Net sales .............................     $ 169,124      $ 160,678      $ 133,601      $ 124,176     $ 587,579
          Gross profit ..........................       103,227         93,907         64,469         68,756       330,359
          Operating income ......................        16,590         13,185         (9,525)         5,043        25,293
          Income (loss) before income
            taxes and minority interest .........        19,684         13,866         (7,449)         8,875        34,976
          Net income (loss) .....................     $   8,525      $   5,539      $ (15,295)     $   2,684     $   1,453
                                                      =========      =========      =========      =========     =========
          Basic and diluted earnings
            (loss) per share ....................     $    0.15      $    0.10      $   (0.27)     $    0.05     $    0.03
                                                      =========      =========      =========      =========     =========
          Weighted average number of
            shares outstanding  (000s):
              For basic EPS .....................        56,442         56,442         56,442         56,442        56,442
                                                      =========      =========      =========      =========     =========
              For diluted EPS ...................        56,461         56,449         56,442         56,442        56,446
                                                      =========      =========      =========      =========     =========

                             AMWAY ASIA PACIFIC LTD.

(19)     SEGMENT INFORMATION

         The FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," in June 1997. This Statement requires that public companies report certain information about operating segments. It also requires the reporting of certain information about the company's products and services, the geographic areas in which the company operates and the company's major customers. The Company adopted this statement in fiscal 1999.

         The Company has identified three reportable segments based on geographic regions including Greater China, Malaysia/Thailand and Australia/New Zealand. The segments have similar business characteristics and each offers similar products to its independent distributors and customers. The Company assesses each segment's performance based on operating income or loss. Transactions between the Parent company and the segments are reflected in the segments' operating income or loss. There are no material transactions between segments. Information related to the Company's segments for each of the years in the three-year period ended August 31, 1999 is presented below.

                                                                                          YEARS ENDED AUGUST 31,
                                                                               ------------------------------------------
                                                                                  1999             1998            1997
                                                                                ---------       ---------       ---------
          Net sales:
             Greater China region ........................................      $ 203,514       $ 241,636       $ 377,226
             Malaysia/Thailand region ....................................        172,630         199,032         316,818
             Australia/New Zealand region ................................        125,331         146,911         151,122
                                                                                ---------       ---------       ---------
             Total consolidated net sales ................................      $ 501,475       $ 587,579       $ 845,166
                                                                                =========       =========       =========

          Operating income (loss):
             Greater China region ........................................      $  (3,402)      $ (16,152)      $  50,538
             Malaysia/Thailand region ....................................         21,971          31,947          83,683
             Australia/New Zealand region ................................         10,285          11,381          16,706
             Corporate expenses and eliminations, net ....................         (2,527)         (1,883)         (2,344)
                                                                                ---------       ---------       ---------
             Total consolidated operating income .........................      $  26,327       $  25,293       $ 148,583
                                                                                =========       =========       =========

          Depreciation and amortization:
              Greater China region .......................................      $   9,549       $  10,266       $   8,339
              Malaysia/Thailand region ...................................          1,148           1,129           2,001
              Australia/New Zealand region ...............................          2,079           2,121           2,669
                                                                                ---------       ---------       ---------
              Total consolidated depreciation and amortization ...........      $  12,776       $  13,516       $  13,009
                                                                                =========       =========       =========

          Capital expenditures:
             Greater China region ........................................      $  10,329       $  29,581       $  17,626
                                                                                                                .........
             Malaysia/Thailand region ....................................          1,396             935           8,536
             Australia/New Zealand region ................................          1,243           2,639           2,384
                                                                                ---------       ---------       ---------
             Total consolidated capital expenditures .....................      $  12,968       $  33,155       $  28,546
                                                                                =========       =========       =========

                             AMWAY ASIA PACIFIC LTD.

(19)     SEGMENT INFORMATION - CONTINUED


         Total assets for each of the Company's segments as of August 31, 1999 and 1998 is presented in the following table.

                                                                                                   AUGUST 31,
                                                                                        ---------------------------------
                                                                                           1999                    1998
                                                                                        ---------               ---------
        Total assets:
          Greater China region ...........................................              $ 172,090               $ 192,411
          Malaysia/Thailand region .......................................                118,774                 137,360
          Australia/New Zealand region ...................................                 54,389                  48,808
          Corporate (1) ..................................................                 25,631                  22,250
          Eliminations ...................................................                 (4,805)                (13,756)
                                                                                        ---------               ---------
                  Total consolidated assets ..............................              $ 366,079               $ 387,073
                                                                                        =========               =========


(1) Corporate assets are principally receivables from the Company's subsidiaries (which are deducted from total assets through eliminations) and cash and cash equivalents.

         Each of the Company's three segments derives its revenue primarily from the sale of consumer products to or through its independent distributors. Although the Company's performance does not rely on sales to any single distributor, the Company's sales could decline if it were to lose a significant distributor leader. The Company groups its products into four core product lines: Personal Care, Nutrition & Wellness, Home Care and Home Tech. Not all of the products in each line are available in all of the Company's three regions. The three geographic regions also offer catalog products which are tailored to the local market and offer varying assortments of products including clothing, gourmet food and jewelry. Other products and services include starter kits and business support materials such as motivational audio and videotapes and written materials. The Company's net sales by product line are presented in the following table:

                                                                  YEARS ENDED AUGUST 31,
                                                         ----------------------------------------
                                                           1999            1998         1997
                                                         --------        --------        --------

             Personal Care .........................     $139,768        $149,384        $241,121
             Nutrition & Wellness ..................      113,585         112,681         146,518
             Home Care .............................       72,599          89,727         130,617
             Home Tech .............................       72,330          99,130         127,601
             Catalog products ......................       59,486          64,353          68,920
             Other products and services ...........       43,707          72,304         130,389
                                                         --------        --------        --------
                                                         $501,475        $587,579        $845,166
                                                         ========        ========        ========



                             AMWAY ASIA PACIFIC LTD.

(20)     SUBSEQUENT EVENTS

         Tender Offer and Amalgamation - On November 18, 1999, New AAP Limited, a corporation organized under the laws of Bermuda ("New AAP"), commenced a tender offer to purchase all of the outstanding shares of the Company's common stock, $.01 par value per share (the "Common Stock"), for $18.00 per share, in cash (the "Offer"). The Offer expired on December 17, 1999. New AAP is wholly owned by Apple Hold Co., L.P. ("Apple"), a Bermuda partnership and an entity controlled and beneficially owned by the DeVos and Van Andel families and certain corporations, trusts and other entities established by or for the benefit of such families (the "Principal Shareholders"). Other than an aggregate of 1,128,580 shares tendered by certain charitable foundations established by the Principal Shareholders, the Principal Shareholders did not tender any shares in response to the Offer. In connection with the consummation of the Tender Offer, the Principal Shareholders contributed their remaining shares of Common Stock to Apple.

         The Offer was made pursuant to a Tender Offer and Amalgamation Agreement, dated November 15, 1999, among New AAP, Apple and the Company (the "Amalgamation Agreement"). The Amalgamation Agreement provided for, among other things, New AAP first to conduct the Offer and then for the Company and New AAP to amalgamate (the "Amalgamation") with the Company continuing as the surviving company. Apple and New AAP have agreed not to dispose of or otherwise transfer any shares of the Company prior to the consummation of the Amalgamation. Pursuant to the Offer, New AAP purchased approximately 18% of the Company's outstanding shares, and as a result of the Offer, the Principal Shareholders own 97.4% of the Company's Common Stock.

         Legal Proceedings - On December 8, 1999, a class action lawsuit was commenced in the Superior Court of the State of California, County of San Mateo, captioned FISHER, ET AL. V. AMWAY ASIA PACIFIC, LTD., ET AL., No. 411303. The complaint, which names as defendants the Company, its officers and directors and New AAP, alleges that the purchase price offered to the Company's public shareholders in connection with New AAP's cash tender offer was unfair and that in pursuing the cash tender offer, defendants engaged in various manipulative and deceptive acts and practices in breach of their fiduciary duties to the Company's public shareholders. The complaint seeks an injunction prohibiting defendants from proceeding with the cash tender offer or, alternatively, rescission of the cash tender offer to the extent already completed, unspecified damages, costs and attorneys' fees and other relief. This action has been removed to the United States District Court, Northern District of California and was assigned No. C 00-00199 MEJ.

         On December 16, 1999, a class action lawsuit was commenced in the United States District Court for the Southern District of New York captioned WARDROP, ET AL. V. AMWAY ASIA PACIFIC LTD., ET AL, No. 99 Civ. 12093. The complaint, which names as defendants the Company, its officers and directors and New AAP, alleges that defendants violated Section 14(e) of the Exchange Act, and Rules 14D-1 and 14D-9 promulgated pursuant thereto, by misrepresenting in the Offer to Purchase that the purchase price offered to the Company's public shareholders was fair. According to plaintiffs, the statement that the purchase price was fair was false or misleading because defendants allegedly failed to consider the impact on the Company's future of the agreement between China and the United States, under which the United States agreed to support China's entry into the World Trade Organization. The complaint seeks an injunction prohibiting the defendants from proceeding with the cash tender offer or, alternatively, rescission of the cash tender offer to the extent already completed or rescissory damages, costs and attorneys' fees and other relief.



                                                                                                      SCHEDULE II

                                                      AMWAY ASIA PACIFIC LTD.

                                                 VALUATION AND QUALIFYING ACCOUNTS
                                                    (U.S. DOLLARS IN THOUSANDS)

                                                                               ADDITIONS
                                                                     ---------------------------

                                                    BALANCE AT         CHARGED TO     CHARGED TO                        BALANCE AT
                                                   BEGINNING OF        COSTS AND        OTHER                             END OF
                    DESCRIPTION                       PERIOD            EXPENSES       ACCOUNTS     DEDUCTIONS (A)        PERIOD
-----------------------------------------------    ------------      -------------    ----------    --------------     -----------
Year ended August 31, 1997
    Allowance for doubtful
       accounts and reserve
       for excess and obsolete
       inventory ...............................      $ 12,270         $ 14,062         $ --           $(15,105)         $ 11,227

Year ended August 31, 1998
    Allowance for doubtful
       accounts and reserve
       for excess and obsolete
       inventory ...............................      $ 11,227         $ 17,742         $ --           $ (8,432)         $ 20,537


Year ended August 31, 1999
    Allowance for doubtful
       accounts and reserve
       for excess and obsolete
       inventory ...............................      $ 20,537         $  1,563         $ --           $ (4,855)         $ 17,245


(A)  Disposals of inventory and write-off of bad debts.
















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